Form 10-K, Exhibit 13
period 1997-02-28
AG SERVICES OF AMERICA INC
filed 1997-06-02
CIK 875354

AG SERVICES OF AMERICA, INC.

                          EXHIBIT 13.1

                    FORM OF ANNUAL REPORT TO
               SHAREHOLDERS FYE FEBRUARY 28, 1997

FINANCIAL HIGHLIGHTS

                                1997      1996      1995     1994     1993
                          (expressed in thousands, except per share amounts)

Earnings:
 Net revenues                 $147,647  $114,686  $87,331  $65,554   $54,562
 Net revenues increase            28.7%     31.3%    33.2%    20.1%     53.6%
 Net income                     $4,346    $3,133   $2,402   $1,967    $1,856
 Net income as a percentage
  of net revenues                  2.9%      2.7%     2.8%     3.0%      3.4%
 Return on beginning stock-
  holders' equity                 21.3%     18.8%    16.9%    16.7%     18.9%

Per share data:*
  Net income:
  Primary                        $0.90     $0.84    $0.66    $0.54     $0.53
  Fully diluted                  $0.84     $0.72    $0.60    $0.51     $0.52
  Book value                     $7.44     $5.65    $4.78    $4.09     $3.49

Weighted average common and
  common equivalent shares
  outstanding:*
   Primary                       4,817     3,709    3,659    3,619     3,524
   Fully diluted                 5,399     5,260    5,158    4,930     3,580

Financial position:
 Working capital               $27,375   $23,611  $21,546  $23,034    $8,531
 Total assets                  $60,773   $55,186  $38,277  $28,786   $20,983
 Stockholders' equity          $38,216   $20,421  $16,660  $14,198   $11,760

* - All per share data have been adjusted to reflect the 2 for 1 split effective July 15, 1994.

                  QUARTERLY COMMON STOCK PRICES

                         First     Second      Third     Fourth
                        Quarter    Quarter    Quarter    Quarter
1997
  High                    $15      $13 1/2    $14 5/8    $17 3/8
  Low                    $10 1/8     $11        $11      $12 7/8


1996
  High                   $9 7/8      $9         $10      $12 1/8
  Low                    $7 3/4     $7 1/2     $8 1/4     $8 1/8

       TWELVE-YEAR FINANCIAL SUMMARY
    (Dollars in thousands, except per share amounts)



                                        February   February   February  February   February   February
                                          1997       1996       1995       1994       1993       1992
                                       ---------- ---------- ----------    ---------- ---------- ----------
    Statement of Income Data:
    Net revenues:
        Farm inputs                     $137,443   $106,869    $81,936      $61,644    $51,088    $33,062
        Financing income                  10,204      7,817      5,395        3,910      3,474      2,472
                                       ---------- ---------- ----------    ---------- ---------- ----------
    Total net revenues                  $147,647   $114,686    $87,331      $65,554    $54,562    $35,534
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Cost of revenues:
        Farm inputs                     $127,698    $98,280    $75,247      $56,296    $46,447    $30,355
        Financing expense                  4,580      4,258      2,784        1,720      1,308        913
        Provision for doubtful notes       2,290      1,863      1,409        1,050        812        471
                                       ---------- ---------- ----------    ---------- ---------- ----------
    Total cost of revenues              $134,568   $104,401    $79,440      $59,066    $48,567    $31,739
                                       ---------- ---------- ----------    ---------- ---------- ----------



    Income before operating expenses
         and income taxes                $13,079    $10,285     $7,891       $6,488     $5,995     $3,795
    Operating expenses                     6,404      5,422      4,264        3,404      2,604      1,941
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Income before lawsuit settlement
         and income taxes                 $6,675     $4,863     $3,627       $3,084     $3,391     $1,854
    Lawsuit settlement                       - -        - -        136          - -       (490)       - -
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Income before income taxes            $6,675     $4,863     $3,763       $3,084     $2,901     $1,854
         Federal and state income taxes    2,329      1,730      1,361        1,117      1,045        676
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Net income                            $4,346     $3,133     $2,402       $1,967     $1,856     $1,178
                                       ========== ========== ==========    ========== ========== ==========

    Earnings per common and
        common equivalent share:
            Primary                        $0.90      $0.84      $0.66        $0.54      $0.53      $0.42
                                       ========== ========== ==========    ========== ========== ==========

            Fully diluted                  $0.84      $0.72      $0.60        $0.51      $0.52      $0.41
                                       ========== ========== ==========    ========== ========== ==========

    Cash dividends per common share         $- -       $- -       $- -         $- -       $- -       $- -
                                       ========== ========== ==========    ========== ========== ==========

    Weighted average common and common
        equivalent shares outstanding:
            Primary                    4,816,590  3,709,339  3,658,664     3,618,576  3,524,278  2,822,166
                                       ========== ========== ==========    ========== ========== ==========


            Fully diluted              5,398,526  5,260,057  5,157,554     4,929,518  3,579,978  2,880,452
                                       ========== ========== ==========    ========== ========== ==========


                                        February   February   February     February   February   February
                                          1997       1996       1995         1994       1993       1992
                                       ---------- ---------- ----------    ---------- ---------- ----------
    Balance Sheet Data:
    Working capital                      $27,375    $23,611    $21,546      $23,034     $8,531     $7,908
    Total assets                          60,773     55,186     38,277       28,786     20,983     13,791
    Short-term debt                       21,000     19,850      7,100          - -      8,000      3,500
    Stockholders' equity                  38,216     20,421     16,660       14,198     11,760      9,839

       TWELVE-YEAR FINANCIAL SUMMARY
    (Dollars in thousands, except per share amounts)



                                        February   February   February     February   February   February
                                          1991       1990       1989         1988       1987      1986*
                                       ---------- ---------- ----------    ---------- ---------- ----------
    Statement of Income Data:
    Net revenues:
        Farm inputs                      $27,443    $21,236     $9,451       $4,176     $2,833        $10
        Financing income                   1,983      1,515        512          184        165        - -
                                       ---------- ---------- ----------    ---------- ---------- ----------
    Total net revenues                   $29,426    $22,751     $9,963       $4,360     $2,998        $10
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Cost of revenues:
        Farm inputs                      $25,131    $19,215     $8,541       $3,728     $2,441       $- -
        Financing expense                  1,039      1,241        365          129        116        - -
        Provision for doubtful notes         375        451         53           37         10        - -
                                       ---------- ---------- ----------    ---------- ---------- ----------
    Total cost of revenues               $26,545    $20,907     $8,959       $3,894     $2,567       $- -
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Income before operating expenses
         and income taxes                 $2,881     $1,844     $1,004         $466       $431        $10
    Operating expenses                     1,637      1,399        585          408        377         31
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Income before lawsuit settlement
         and income taxes                 $1,244       $445       $419          $58        $54       ($21)
    Lawsuit settlement                       - -        - -        - -          - -        - -        - -
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Income before income taxes            $1,244       $445       $419          $58        $54       ($21)
         Federal and state income taxes      446        183        159           18          7        - -
                                       ---------- ---------- ----------    ---------- ---------- ----------

    Net income                              $798       $262       $260          $40        $47       ($21)
                                       ========== ========== ==========    ========== ========== ==========

    Earnings per common and
        common equivalent share:
            Primary                        $0.42      $0.22      $0.22        $0.03      $0.04     ($0.02)
                                       ========== ========== ==========    ========== ========== ==========

            Fully diluted                  $0.42      $0.22      $0.22        $0.03      $0.04     ($0.02)
                                       ========== ========== ==========    ========== ========== ==========

    Cash dividends per common share         $- -       $- -       $- -         $- -       $- -       $- -
                                       ========== ========== ==========    ========== ========== ==========

    Weighted average common and common
        equivalent shares outstanding:
            Primary                    1,910,116  1,179,802  1,179,802    1,179,802  1,179,802  1,179,802
                                       ========== ========== ==========    ========== ========== ==========

            Fully diluted              1,910,116  1,179,802  1,179,802    1,179,802  1,179,802  1,179,802
                                       ========== ========== ==========    ========== ========== ==========


                                        February   February   February     February   February   February
                                          1991       1990       1989          1988       1987      1986*
                                       ---------- ---------- ----------    ---------- ---------- ----------
    Balance Sheet Data:
    Working capital                       $3,470       $358       $281          $36        $14       ($32)
    Total assets                           7,231      3,952      1,421          355        195         39
    Short-term debt                        2,265        308        636          126         15         52
    Stockholders' equity                   4,001        588        326           66         26        (21)

    * - Represents operations from October 1985, the Company's inception, through February 28, 1986.

        Management's Discussion and Analysis of Financial
               Condition and Results of Operations

     The following discussion should be read in conjunction with the Financial Statements of the Company, the related notes thereto and Selected Financial Data included elsewhere in this Annual
Report.

     General

       Fiscal 1997 marks the ninth consecutive year Ag Services has reached record levels of sales and earnings. Compared to fiscal 1996, the Company's annual net revenues rose 28.7% to $147,646,598 and net income grew 38.7% to $4,345,815. The
     Company reported primary and fully diluted earnings per share of $.90 and $.84, respectively, compared to $.84 and $.72 per share, respectively, in fiscal 1996.

       In March 1997, the Company negotiated an asset backed securitized financing program with a maximum available amount of $135 million. This facility replaces the $100 million line of credit used in fiscal 1997 and should provide the Company adequate financing for fiscal 1998.


Results of Operations

Selected Operating Results
     The following table sets forth the dollars and percentages of net revenues by the selected items in the Statements of Income of the Company.

     Dollars (in thousands) and Percentage of Total Net Revenues

                        Year Ended        Year Ended        Year Ended
                    February 28, 1997 February 29, 1996 February 28, 1995
                     ----------------- ----------------- ----------------
Net revenues:
 Farm inputs         $137,443    93.1% $106,869    93.2%  $81,936    93.8%
 Financing income      10,204     6.9%    7,817     6.8%    5,395     6.2%
                     --------- ------- --------- ------- ---------  ------
Total net revenues   $147,647   100.0% $114,686   100.0%  $87,331   100.0%
                     --------- ------- --------- ------- ---------  ------

Cost of revenues:
 Farm inputs         $127,698    86.5%  $98,280    85.7%  $75,247    86.2%
 Financing expense      4,580     3.1%    4,258     3.8%    2,784     3.2%
 Provision for
  doubtful notes        2,290     1.6%    1,863     1.6%    1,409     1.6%
                     --------- ------- --------- ------- ---------  ------
Total cost of
 revenues            $134,568    91.1% $104,401    91.1%  $79,440    91.0%
                     --------- ------- --------- ------- ---------   -----

Income before oper-
 ating expenses and
 and income taxes      $13,079     8.9%  $10,285     8.9%   $7,891    9.0%
 Operating expenses      6,404     4.3%    5,422     4.7%    4,264    4.8%
                     --------- ------- --------- ------- ---------   -----

Income before lawsuit
 settlement and
  income taxes          $6,675     4.5%   $4,863     4.2%   $3,627    4.2%
 Lawsuit settlement         --     0.0%       --     0.0%      136    0.1%
                      --------- ------- --------- ------- ---------  -----

Income before income
 taxes                  $6,675     4.5%   $4,863     4.2%   $3,763    4.3%

Federal and state
 income taxes            2,329     1.6%    1,730     1.5%    1,361    1.5%
                     --------- ------- --------- ------- ---------   -----

Net income             $4,346     2.9%   $3,133     2.7%   $2,402     2.8%
                     ========= ======= ========= ======= =========  ======


Net Revenues
     Net revenues in fiscal 1997 increased 28.7% to $147.6 million, compared with $114.7 million in 1996, and $87.3 million in 1995. Financing income as a percentage of net revenues increased to 6.9% in fiscal 1997 from 6.8% in 1996 and 6.2% in 1995. The increase in fiscal 1996 financing income as a percentage of net revenues over fiscal 1995 reflects the slightly higher interest rate environment experienced in fiscal 1996. Over 95% of the Company's customers have variable rate notes, however, which allows the Company to pass interest rate risk onto its customers. The number of customers in fiscal 1997 increased 14.6% to 1,078 compared to 941 in 1996 and 754 in 1995. The average net revenue generated by each customer increased 12.4% to $137,000 in fiscal 1997, compared with $121,900 in 1996 and $115,800 in 1995. The Company achieved these record net revenue levels through increased marketing and sales efforts in our 28 state market area.

Cost of Revenues
     The total cost of net revenues was 91.1% of net revenues for fiscal 1997 and 1996 which increased from 91.0% of net revenues in 1995. The total cost of revenues as a percentage of net revenues in fiscal 1997 was affected by a decrease in gross margin on the sale of farm inputs but was offset by an increase in gross margin on financing income. The increase in the total cost of revenues as a percentage of net revenues in fiscal 1996 was attributable to a decrease in gross margin on the sale of farm inputs and an increase in financing expense as a percentage of net revenues. The gross margin on farm inputs, alone, decreased to 7.1% in fiscal 1997 from 8.0% in 1996 and 8.2% in 1995. The decrease in gross margin on the sale of farm inputs in 1997 was primarily the result of a change in product sales mix from higher to lower margin farm inputs. This change in sales mix was primarily due to the following two reasons. Poor collection history in the South led management to make reductions in marketing in the Company's southern sales regions. Consequently, higher margin cotton seed and chemical sales in the South were replaced by lower margin sales, such as irrigation and fuel advances, concentrated in the western corn belt and lower midwest plain states. Secondly, the growth of our average customer size has affected the sales mix as larger farming operations require a larger percentage of cash advances for land rental, fuel and irrigation, which are lower margin sales. In addition to the sales mix changes, larger seed volume discounts granted to customers in the current year relative to the prior year also contributed to the decline in farm input margins. These larger volume discounts given were also due to the growth in the average size of Ag Services' customers. The margin declines in farm inputs was, however, offset by an increase in financing margins. In fiscal 1997, financing expense decreased to 3.1% of net revenues from 3.7% in fiscal 1996. The decrease in interest expense as a percentage of net revenues was due primarily to the conversion of Ag Services' 7% Convertible Subordinated Debentures into common stock during the second quarter of fiscal 1997. This conversion allowed for pretax interest savings of $724,500 in fiscal 1997.
The average interest rate on the Company's bank line of credit decreased from 7.5% in fiscal 1996 to 7.2% in fiscal 1997. Financing expense, as a cost of revenue, is directly affected by changes in the prevailing prime interest rate under the Company's bank line of credit. The Company establishes interest rates for customers each year based on the Company's anticipated financing expenses and competitive influences in the market. For fiscal 1997, 1996, and 1995, the Company offered variable rate notes to customers ranging from 0.5% to 3.75% above prime. This allowed the Company to limit exposure to interest rate risk. The provision for doubtful notes, as a percentage of net revenues, remained steady at 1.6% in fiscal 1997, 1996, and 1995.

Operating Expenses
     Operating expenses have decreased to 4.3% of net revenues in fiscal 1997 from 4.7% of net revenues in 1996 and 4.8% in 1995.
The decrease in fiscal 1997 is the result of the Company's operating expenses increasing at a lower rate (18%) than net revenues (29%), due to Management's continuing efforts to control expenses and operating economies achieved. The increase in operating expenses is primarily due to the increase in payroll to $3,402,800 in fiscal 1996 from $2,826,000 in 1995 and $2,270,400 in
1994. This is the result of the Company adding employees as well as general wage rate increases to existing employees. The balance of the increase in operating expenses is attributed principally to the Company's growth.


Net Income
     Net income increased 38.7% to $4.3 million in fiscal 1997, compared with $3.1 million in 1996 and $2.4 million in 1995. The increase in net income is attributable to the increase in net revenues, the decline in operating expenses as a percentage of net revenues and interest savings associated with the conversion of the 7% Convertible Subordinated Debentures into common stock.


Seasonality

     The Company's revenues and income are directly related to the growing cycle for crops. Accordingly, quarterly revenues and income vary during each fiscal year. The following table shows the Company's quarterly net revenues and net income for fiscal 1997 and 1996. This information is derived from unaudited financial statements which include, in the opinion of management, all normal and recurring adjustments which management considers necessary for a fair statement of results of those periods. The operating results for any quarter are not necessarily indicative of the results for any future period.

                            Fiscal 1997 Quarter Ended
                 May 31     August 31   November 30  February 28
                              (Dollars in Thousands)
Net revenues     $66,207      $49,631     $11,402      $20,407

Net income        $1,573       $1,635        $832         $306

                            Fiscal 1996 Quarter Ended
                 May 31     August 31   November 30  February 28
                              (Dollars in Thousands)
Net revenues     $48,954      $39,436     $12,007      $14,289

Net income        $1,148       $1,359        $539          $87


     In the Company's primary target market, planting in the current year was ahead of fiscal 1996 spring planting due to planting delays experienced in the prior year. The delay in the prior year, caused by cool and wet weather, disrupted the Company's normal pattern of revenues, and resulted in revenue timing differences between the second and third quarters.


Inflation

     The Company does not believe the Company's net revenues and income from continuing operations were significantly impacted by inflation or changing prices in fiscal 1997, 1996 or 1995.



Future Adoption of Financial Accounting Standard

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS No. 121"), which will require the Company to review for the impairment of long-lived assets and certain identifiable intangibles to be held and used by the Company whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 during fiscal 1997, and the impact to the financial statements or the financial condition of the Company was not material.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock based employee compensation plans. SFAS No. 123 encourages all entities to adopt a fair value based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the value of the award and is recognized over the employees' service period. However, SFAS No. 123 allows an entity to continue to use the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), with proforma disclosures of net income and earnings per share as if the fair value based method had been applied. APB No.

25 requires compensation expense to be recognized over the employees' service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount an employee must pay to acquire the stock. SFAS No. 123 is effective in fiscal 1997. The Company has elected to continue to apply the intrinsic value based method of accounting for stock options.

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share", and SFAS No. 129, "Disclosure of Information about Capital Structure". SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. Its objective is to simplify the computation of earnings per share and to make the U.S. standard for computing earnings per share more compatible with the standards of other countries and with that of the International Accounting Standards Committee.
SFAS No. 129 incorporates related disclosure requirements from APB Opinion No. 10, "Disclosure of Long-Term Obligations," and SFAS No. 47, "Disclosure of Long-Term Obligations," for entities that were subject to the requirements for those standards. Both statements are effective for fiscal years beginning after December 15, 1997. The Company will adopt the statements effective March 1, 1998. The Company has not computed the effect adoption of the statements will have on its current earnings per share calculations and disclosures.

Liquidity and Capital Resources

     Due to the seasonality of the Company's revenues and the terms of its notes receivable, the Company is required to finance the carrying of its revenues as notes receivable for a majority of its fiscal year. As a result, the Company's need for capital has increased significantly due to its rapid growth. At February 28, 1997 and February 29, 1996, the Company had approximately $50,180,000 and $37,640,000 respectively, in commitments to supply farm inputs.

     The Company has funded its operating requirements and growth through a combination of retained earnings, equity capital, subordinated debt, trade credit and bank borrowings. For the fiscal years ended February 28, 1997, and February 29, 1996, and February 28, 1995, the Company financed its purchase of farm inputs from the following sources in the respective percentages indicated: bank line of credit 67.2%, 66.0% and 54.9%; trade credit 6.0%, 4.1% and 5.7%; subordinated debt 0.0%, 11.6% and 15.2%; and equity 26.8%, 18.3% and 19.7%. The increase in trade credit in fiscal 1997 is the result of the Company choosing to finance more of its seed sales through credit arrangements with the Company's larger seed vendors. The Company elects to prepay product purchases in order to lock in lower prices. Capital expenditures have been financed through bank borrowings and equipment leasing. The

Company's principal source of working capital has been bank borrowings, retained earnings, a $2.5 million sale of common stock by the Company, the $4.7 million from its initial public offering of common stock in August 1991, and the $12.9 million from its convertible subordinated debenture offering in April 1993 which was converted to common stock in fiscal 1997. In April 1996, the Company negotiated a $100,000,000 bank line of credit through February 1998. The line was increased from $72,000,000 in the previous year. The Company's bank line of credit can be drawn upon based on a percentage of customer notes receivable. Historically, the Company has borrowed generally up to the full amount available on its line of credit. The total outstanding under the line of credit agreement as of February 28, 1997, February 29, 1996, and February 28, 1995, was $21,000,000, $19,850,000, and $7,100,000,
respectively, with an additional maximum amount available on its line of credit of approximately $10.9 million, $4.2 million, and $0.8 million, respectively, based on a percentage of customer notes receivable as provided by the line of credit agreement. The bank line of credit is collateralized by a lien on substantially all of the Company's assets. The Company may elect three alternative interest rates under the bank line of credit, including (i) variable base rate advances requiring monthly interest payments at the banks' prime rate or 8.25% at February 28, 1997, (ii) variable rate advances requiring monthly interest payments at two percent above Fed fund rates or 7.50% at February 28, 1997, or (iii) fixed rate advances requiring interest payments upon maturity at one and one half percent above LIBOR or 6.9375%, 6.9765%, and 7.0391% for 30, 60, or 90 day maturities, respectively, at February 28, 1997. The Company may make these interest rate elections at any time during each fiscal year in which the loan agreement is in effect and for any amount. The terms of the Company's trade credit vary for each supplier and type of crop input.

     The Company's loan agreement for its bank line of credit contains numerous restrictive covenants, including, among others: limitation of the payment of any dividends up to an aggregate maximum of $100,000; prohibition of mergers; issuance of stock and loans to stockholders; and requirements for the maintenance of certain financial ratios and total stockholders' equity. The Company was in compliance with these covenants at February 28, 1997.

     On March 11, 1997, the Company implemented an asset backed securitized financing program with a maximum available borrowing amount of $135 million. This facility replaces the $100 million line of credit used in fiscal 1997. Under the terms of the five year facility, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a newly formed, wholly owned, special purpose subsidiary of the Company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market. The agreement contains various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, and requires the Company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. Advances under the facility are made subject to portfolio performance, financial covenant restrictions and borrowing base calculations. At March 11, 1997, the Company had a maximum additional amount available under the asset backed securitized financing program of approximately $26.8 million, based on a borrowing base computations as provided by the agreement.

     In conjunction with the securitized financing program, Ag Services will maintain an $8.5 million revolving bank line of credit in fiscal 1998. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for three interest rate alternatives, including (i) variable base rate advances requiring monthly interest payments at the banks' prime rate, (ii) variable rate advances requiring monthly interest payments at two percent above Fed Fund rates, or (iii) fixed rate advances requiring interest payments upon maturity at one and one half percent above LIBOR for 30, 60, or 90 day maturities. All borrowings are collateralized by substantially all assets of the Company. The agreement requires that the total outstanding borrowings be repaid in full for 10 consecutive days during the Company's fiscal second quarter. The agreement contains various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, loans to stockholders, and requires the Company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless the banks' written consent is obtained. Advances under the line of credit agreement are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations. At March 11, 1997, all $8.5 million was available based on the borrowing base computation as provided by the agreement.

     On April 22, 1993, the Company completed a public offering of an aggregate of $13,800,000 (including $1,800,000 due to over-allotments) principal amount of 7% Convertible Subordinated Debentures due 2003. The debentures were convertible at any time before maturity, unless previously redeemed or repurchased, into shares of common stock of the Company at a conversion price of $9.25 per share, subject to adjustment in certain events.

     On June 7, 1996, the Company called for redemption or conversion of all of its outstanding 7% Convertible Subordinated Debentures due 2003 (the "Debentures"). From June 7, 1996 through July 10, 1996, the redemption date, the Company issued 1,487,669 shares of common stock upon conversion of $13,761,000 of Debentures and redeemed $39,000 of Debentures as full settlement of all $13,800,000 of the debentures outstanding at that date.

     The Company believes that the financial resources available to it, including its bank line of credit and its asset backed securitization program, its equity, and internally generated funds, will be sufficient to finance the Company and its operations in the foreseeable future.


"Safe Harbor" Statement under the Private Securities Litigation
Reform Act of 1995

     Information contained in this report, other than historical information, should be considered forward looking which reflect Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions within the agricultural industry; competitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; changes in weather conditions; changes in agricultural regulations; and other risks detailed in the Company's Securities and Exchange Commission filings.

McGladrey & Pullen, LLP
 Certified Public Accountants and Consultants





            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
Ag Services of America, Inc.
Cedar Falls, Iowa



We have audited the accompanying balance sheets of Ag Services of America, Inc. as of February 28, 1997 and February 29, 1996, and the related statements of income, stockholders' equity, and cash flows for the years ended February 28, 1997, February 29, 1996, and February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ag Services of America ,Inc. as of February 28, 1997 and February 29, 1996, and the results of its operations and its cash flows for the years ended February 28, 1997, February 29, 1996, and February 28, 1995 in conformity with generally accepted accounting principles.


                                   McGladrey & Pullen, LLP

Waterloo, Iowa
April 24, 1997


201 Tower Park Drive, Suite 103
P. O. Box 2656
Waterloo, Iowa 50704-2656
(319) 235-7091  FAX (319) 235-7476

            AG SERVICES OF AMERICA, INC.

                  BALANCE SHEETS
      February 28, 1997 and February 29, 1996

                             ASSETS (NOTE 3)                  1997          1996
                                                          ------------- ------------
    CURRENT ASSETS
     Cash and cash equivalents                                $880,184   $1,808,778
     Customer notes receivable, less allowance for
      doubtful notes and reserve for discounts
      1997 $1,609,000; 1996 $1,370,000 (Notes 2 and 6)      43,245,691   31,702,885
      Accounts receivable                                      208,578      117,834
      Inventories                                            2,841,417    3,075,087
      Foreclosed assets held for sale                          431,346    2,778,260
      Prepaid expenses                                       1,486,478    4,443,900
      Prepaid income taxes                                     196,000      107,000
      Deferred income taxes, net (Note 5)                      642,000      543,000
                                                          ------------- ------------
                     Total current assets                  $49,931,694  $44,576,744
                                                          ------------- ------------

    LONG-TERM RECEIVABLES AND OTHER ASSETS
     Customer notes receivable, less allowance for doubtful
      notes 1997 $1,156,000; 1996 $1,295,000 (Note 2)       $9,560,881   $8,336,441
     Foreclosed assets held for sale                           166,829      574,805
     Debt issuance costs, less accumulated amortization
      1997 $0; 1996 $244,800                                         0      620,200
     Deferred income taxes, net (Note 5)                       433,000      477,000
                                                          ------------- ------------
                                                           $10,160,710  $10,008,446
                                                          ------------- ------------
    EQUIPMENT, less accumulated depreciation
      1997 $776,207; 1996 $603,607                            $680,306     $601,115
                                                          ------------- ------------
                                                           $60,772,710  $55,186,305
                                                          ============= ============
         LIABILITIES AND STOCKHOLDERS' EQUITY

    CURRENT LIABILITIES
     Notes payable (Note 3)                                $21,000,000  $19,850,000
     Accounts payable                                          955,871      471,291
     Accrued expenses, including due to officers
      1997 $301,386; 1996 $179,546                             600,845      644,207
                                                          ------------- ------------
                      Total current liabilities            $22,556,716  $20,965,498
                                                          ------------- ------------

    LONG-TERM LIABILITIES
     7% convertible subordinated debentures (Note 3)                $0  $13,800,000

    COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)

    STOCKHOLDERS' EQUITY (Note 3)
     Capital stock, common, no par or stated value;
      authorized 10,000,000 shares; issued 1997
       5,135,719 shares; 1996 3,611,350 shares
      (Notes 6 and 8)                                      $21,948,375   $8,499,003
     Retained earnings                                      16,267,619   11,921,804
                                                          ------------- ------------
                                                           $38,215,994  $20,420,807
                                                          ------------- ------------
                                                           $60,772,710  $55,186,305
                                                              ============= ============
    See Notes to Financial Statements.

            AG SERVICES OF AMERICA, INC.

               STATEMENTS OF INCOME



                                             Year Ended    Year Ended    Year Ended
                                            February 28,  February 29,  February 28,
                                                1997          1996          1995
                                            ------------- ------------- ------------
    Net revenues:
     Farm inputs                            $137,443,034  $106,869,102  $81,936,135
     Financing income                         10,203,564     7,816,733    5,394,733
                                            $147,646,598  $114,685,835  $87,330,868
    Cost of revenues:
     Farm inputs                            $127,697,841   $98,280,524  $75,247,323
     Financing expense                         4,579,751     4,257,685    2,784,097
     Provision for doubtful
      notes (Note 2)                           2,290,388     1,862,726    1,408,918
                                            ------------- ------------- ------------
                                            $134,567,980  $104,400,935  $79,440,338
                                            ------------- ------------- ------------
                                             $13,078,618   $10,284,900   $7,890,530

    Operating expenses
     (Notes 4 and 7)                           6,403,842     5,421,861    4,127,666
                                            ------------- ------------- ------------

     Income before income taxes               $6,674,776    $4,863,039   $3,762,864

    Federal and state income taxes (Note 5)    2,328,961     1,729,799    1,360,786
                                            ------------- ------------- ------------
                  Net income                  $4,345,815    $3,133,240   $2,402,078
                                            ============= ============= ============

    Earnings per common and common
    equivalent share (Notes 6 and 8):
        Primary                                    $0.90         $0.84        $0.66
                                            ============= ============= ============

        Fully diluted                              $0.84         $0.72        $0.60
                                            ============= ============= ============

    Weighted average common and common
    equivalent shares outstanding
    (Notes 6 and 8):
        Primary                                4,816,590     3,709,339    3,658,664
                                            ============= ============= ============

        Fully diluted                          5,398,526     5,260,057    5,157,554
                                            ============= ============= ============

    See Notes to Financial Statements.

                              AG SERVICES OF AMERICA, INC.

                           STATEMENTS OF STOCKHOLDERS' EQUITY
            Years Ended February 28, 1997, February 29, 1996 and February 28, 1995


                                      Capital Stock
                               --------------------------
                                  Shares                    Retained
                                  Issued       Amount       Earnings       Total
                               ------------ ------------- ------------- ------------
    Balance, February 28, 1994   1,734,767    $7,811,387    $6,386,486  $14,197,873
     Net income                        - -           - -     2,402,078    2,402,078
     2 for 1 stock split
      effected in the form of a
      stock dividend (Note 6)    1,734,767           - -           - -          - -
     Issuance of 13,100 shares
      of capital stock upon
      the exercise of options
      (Note 6)                      13,100        60,231           - -       60,231
                               ------------ ------------- ------------- ------------
    Balance, February 28, 1995   3,482,634    $7,871,618    $8,788,564  $16,660,182
     Net income                        - -           - -     3,133,240    3,133,240
     Issuance of 22,050 shares
      of capital stock upon
      the exercise of options
      (Note 6)                      22,050        99,388           - -       99,388
     Issuance of 106,666 shares
      of capital stock upon
      the exercise of warrants     106,666       527,997            --      527,997
                               ------------ ------------- ------------- ------------
    Balance, February 29, 1996   3,611,350    $8,499,003   $11,921,804  $20,420,807
     Net income                        - -           - -     4,345,815    4,345,815
     Issuance of 35,400 shares
      of capital stock upon
      the exercise of options
      (Note 6)                      35,400       282,122           - -      282,122
     Issuance of 1,300 shares
      of capital stock upon
      stock purchase plan
      (Note 6)                       1,300        15,605            --       15,605
     Issuance of 1,487,669 shares
     of capital stock upon con-
      version of subordinated
      debentures (Note 3)        1,487,669    13,151,645            --   13,151,645
                               ------------ ------------- ------------- ------------
    Balance, February 28, 1997   5,135,719   $21,948,375   $16,267,619  $38,215,994
                               ============ ============= ============= ============

    See Notes to Financial Statements.

            AG SERVICES OF AMERICA, INC.

             STATEMENTS OF CASH FLOWS

                                             Year Ended    Year Ended    Year Ended
                                            February 28,  February 29,  February 28,
                                                1997          1996          1995
                                            ------------- ------------- ------------
    CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                               $4,345,815    $3,133,240   $2,402,078
     Adjustments to reconcile net income to
      net cash (used in) operating activities:
      Depreciation                               235,795       203,229      161,323
      Amortization                                21,600        86,400       86,400
      Deferred income taxes                      (55,000)      (60,000)    (188,000)
      (Gain) loss on sale of equipment            (4,972)       (2,284)      (2,296)
      (Gain) on sale of foreclosed assets
       held for sale                              (6,343)           --      (27,064)
      Change in assets and liabilities:
       (Increase) in customer notes
        receivable                           (13,138,250)  (11,294,720)  (8,405,065)
       (Increase) decrease in accounts
        receivable                               (90,744)       43,227      152,484
       (Increase) decrease in inventories        233,670      (638,955)     (90,853)
       (Increase) decrease in prepaid
        income taxes                             (89,000)        3,400      167,600
       Increase (decrease) in accounts
        payable and accrued expenses             441,217       399,158      (71,715)
       Other prepaids, net                     2,957,424    (2,043,856)  (2,087,554)
                                            ------------- ------------- ------------
    Net cash (used in) operating activities  ($5,148,788) ($10,171,161) ($7,902,662)
                                            ------------- ------------- ------------

    CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sale of equipment             $34,350       $16,850       $7,544
     Proceeds from sale of foreclosed assets
      held for sale                            4,845,281     1,680,983      549,020
     Purchase of equipment                      (344,364)     (280,576)    (318,682)
     Purchase of foreclosed assets held
      for sale                                (1,713,045)   (3,141,248)    (900,302)
                                            ------------- ------------- ------------
    Net cash (used in) investing activities   $2,822,222   ($1,723,991)   ($662,420)
                                            ------------- ------------- ------------

    CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from short-term borrowings     $83,875,000   $71,200,000  $56,923,100
     Principal payments on short-term
      borrowings                             (82,725,000)  (58,450,000) (49,823,100)
     Principal payments on long-term
      borrowings                                 (39,000)           --           --
     Proceeds from issuance of capital stock     297,728       627,385       60,231
     (Decrease) in capital stock related to
      subordinated debenture conversion
      expenses                                   (10,756)          - -          - -
                                            ------------- ------------- ------------
    Net cash provided by financing
     activities                               $1,397,972   $13,377,385   $7,160,231
                                            ------------- ------------- ------------
       Increase (decrease) in cash and cash
        equivalents                            ($928,594)   $1,482,233  ($1,404,851)
    CASH AND CASH EQUIVALENTS
         Beginning                             1,808,778       326,545    1,731,396
                                            ------------- ------------- ------------
         Ending                                 $880,184    $1,808,778     $326,545
                                            ============= ============= ============

    SUPPLEMENTAL DISCLOSURES OF CASH
     FLOW INFORMATION
         Cash payments for:
              Interest                        $4,826,149    $4,196,524   $2,743,176
              Income taxes                    $2,472,961    $1,786,399   $1,381,186
    SUPPLEMENTAL SCHEDULE OF NONCASH
     INVESTING AND FINANCING ACTIVITIES
      7% convertible subordinated debentures
       converted to common stock, net of
        unamortized debt issue costs
         (Note 3)                            $13,140,800            --           --
      Customer notes receivable transferred
       to foreclosed assets held for resale     $994,400      $367,303     $544,968
      Contract sale of foreclosed assets
       held for sale                           ($623,436)    ($142,832)   ($688,560)

    See Notes to Financial Statements.

                  AG SERVICES OF AMERICA, INC.

                  NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Business and Significant Accounting Policies

     Nature of business:

          The Company's operations consist primarily of the retail sale of farm inputs to agricultural producers located primarily in twenty-eight midwestern and south central states through direct financing of these farm inputs on credit terms that the Company establishes for its customers.

     Accounting estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

     Significant accounting policies:

          Revenue recognition and seasonal nature of business:

          The Company recognizes product revenue upon delivery to the customers. Revenue from services is recognized as the services are performed. Insurance brokerage revenues are recognized generally on the effective date of the policies or on the billing date, whichever is later. Interest income on customer notes receivable is accrued based upon the principal amount of the underlying note. The Company does not accrue interest on notes where any portion is classified as doubtful. An account is considered doubtful when the account may not be collected in full due to deficiencies regarding either the customer or the collateral. When previously accrued interest is deemed to be uncollectible, such amount is charged to the allowance for doubtful notes.

          Due to the nature of the Company's operations, the majority of revenues are generated in the months of April through June of each fiscal year. The Company's debt financing requirements to fund operations corresponds with the revenue cycle. Historically, the percentage of net revenues recognized in each quarter has approximated the following:

               First quarter, March 1 to May 31             44%
               Second quarter, June 1 to August 31          34%
               Third quarter, September 1 to November 30     9%
               Fourth quarter, December 1 to February 28    13%

     Customer notes receivable and allowance for doubtful notes:

          Customer notes receivable are stated at the principal amounts outstanding reduced by the amount of unearned discounts and the allowance for doubtful notes. The reserve for unearned discounts is maintained at an amount considered to be adequate based on past experience of cash discounts granted. The reserve is increased by provisions recorded as a reduction of revenues and is reduced by cash discounts granted to customers. The allowance for doubtful notes is maintained at an amount considered adequate to provide for losses that reasonably can be anticipated. The allowance is increased by provisions charged to operating expense and recoveries of notes previously charged off and is reduced by charge-offs. Management determines the adequacy of the allowance based on an evaluation of the note portfolio, recent note loss experience and other pertinent factors.

          In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," (FAS 114), issued in May 1993 and amended in October 1994 by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", customer notes receivable are considered impaired when based on current information and events, it is probable the Company will not be able to collect all amounts due. The portion of the allowance for doubtful notes applicable to collateral dependent impaired (nonaccrual) customer notes receivable has been computed based on the fair value of the collateral. The entire change in the fair value of the collateral of a collateral dependent impaired (nonaccrual) customer note receivable is reported as a change in the provision for doubtful notes. Financing income is not recognized on impaired (nonaccrual) customer notes receivable until all principal has been collected.

     Cash and cash equivalents:

          For purposes of reporting cash flows, the Company considers all money market funds purchased with a maturity of three months or less to be cash equivalents.

     Inventories:

          Inventories, primarily chemicals, are valued at lower of cost (first-in, first-out method) or market.

     Foreclosed assets held for sale:

          Foreclosed assets, primarily real estate, are valued at lower of cost or fair market value minus estimated costs to sell.

     Equipment and depreciation:

          Equipment, primarily office equipment, is carried at cost and is depreciated using declining-balance methods over the estimated useful lives ranging from five to seven years.

     Debt issuance costs:

          Debt issuance costs are deferred and amortized using the straight-line method over the ten year life of the respective debt issue.

     Income tax matters:

          Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Stock options issued to employees:

          In fiscal year 1997, the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation", which establishes a fair value based method for the financial reporting of its stock-based employee compensation plans. However, as allowed by the new standard, the Company has elected to continue to apply the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the period of service.



     Fair value of financial instruments:

          The carrying amount of cash and cash equivalents, customer notes and accounts receivable and accounts payable approximates fair value because of the relative short maturity of these instruments. The carrying amount of current notes payable approximates fair value because these instruments bear interest at approximate current rates available to the Company for similar borrowings.

     Recently issued accounting standards:

          In March 1995, the Financial Accounting Standards Board
          (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which will require the Company to review for the impairment of long-lived assets and certain indentifiable intangibles to be held and used by the Company whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 during fiscal 1997, and the impact to the financial statements or the financial condition of the Company was not material.

          In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share", and SFAS No. 129, "Disclosure of Information about Capital Structure". SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. Its objective is to simplify the computation of earnings per share and to make the U.S. standard for computing earnings per share more compatible with the standards of other countries and with that of the International Accounting Standards Committee. SFAS No. 129 incorporates related disclosure requirements from APB Opinion No. 10, "Disclosure of Long-Term Obligations," and SFAS No. 47, "Disclosure of Long-Term Obligations," for entities that were subject to the requirements for those standards. Both statements are effective for fiscal years beginning after December 15, 1997. The Company will adopt the statements effective March 1, 1998. The Company has not computed the effect adoption of the statements will have on its current earnings per share calculations and disclosures.

Note 2.   Customer Notes Receivable

     Customer notes receivable consist of the following:

                                           As of         As of
                                        February 28,  February 29,
                                            1997          1996
          1992 spring accounts               $--       $1,608,320
          1993 spring accounts              924,771     1,193,603
          1993 fall accounts                  --           10,703
          1994 spring accounts            2,392,895     4,864,786
          1994 fall accounts                  --           26,839
          1995 spring accounts            4,364,649    17,987,358
          1995 fall accounts                  --          436,016
          1996 spring accounts           22,198,096    15,143,479
          1996 fall accounts                 41,759           --
          1997 spring accounts           21,821,697           --
          1997 fall accounts                 80,562           --
          Intermediate accounts           3,747,143     1,433,222
                                        $55,571,572   $42,704,326
          Less reserve for discounts        528,000       519,000
                                        $55,043,572   $42,185,326
          Less allowance for doubtful
            notes                         2,237,000     2,146,000
                                        $52,806,572   $40,039,326
                                        ===========   ===========

     The amount of principal and accrued and unpaid interest applicable to the customer notes receivable were as follows:

                                           As of         As of
                                        February 28,  February 29,
                                            1997          1996
          Principal                     $54,438,398   $42,083,128
          Accrued interest                1,133,174       621,198
                    Total               $55,571,572   $42,704,326
                                        ===========   ===========

     Accrued interest is primarily included on the balance sheet with current customer notes receivable.

     Impaired (nonaccrual) customer notes receivable are summarized as follows:
                                           As of         As of
                                        February 28,  February 29,
                                            1997          1996
          Principal                      $7,103,837    $8,168,482
          Accrued interest                  206,942       155,644
               Total                     $7,310,779    $8,324,126
                                         ==========    ==========

          Allowance provide for impaired
           (nonaccrual) notes, included
           in allowance for doubtful
           notes                         $1,337,000    $1,481,000
                                         ==========    ==========

          Average balance of impaired
           (nonaccrual) customer notes
           receivable outstanding
           during fiscal year            $8,744,000   $10,052,000
                                         ==========   ===========

          Number of customers                   102            67

     The Company collected and recorded $209,800 of interest income on impaired (nonaccrual) notes receivable during fiscal 1997.

     It is the Company's policy to obtain a lien on the customer's growing crop, along with an assignment of the customer's federal crop insurance and government farm program payments, if available. The Company extends discounts to customers paying their notes on or before September 15 for fall accounts and January 15 for north spring accounts and January 31 for south spring accounts ranging from 1% to 3%. The notes bear interest from 8.0% to 12.0% for fixed rate notes and from 0.5% to 3.75% above the prime rate as listed in the Wall Street Journal (currently 8.25% at February 28, 1997) for variable rate notes.

     Due to the Company's customers' marketing strategies and the timing of their receiving payment on insurance claims and government subsidies, it is the Company's normal operating policy to carry customer notes receivable past their due date of September 15 for fall accounts and January 15 for north spring accounts and January 31 for south spring accounts. The amount of customer notes receivable that were past due at February 28, 1997, February 29, 1996 and February 28, 1995 was $29,880,411, $25,691,609 and $18,033,333, respectively.

     Changes in the allowance for doubtful notes are summarized as follows:
                            Year Ended   Year Ended   Year Ended
                           February 28, February 29, February 28,
                               1997         1996         1995
     Balance, beginning     $2,146,000   $2,105,000   $1,717,000
      Provision charged to
       operating expense     2,290,388    1,862,726    1,408,918
      Recoveries of
       charged-off notes        69,553       20,938        5,658
      Notes charged-off     (2,268,941)  (1,842,664)  (1,026,576)
     Balance, ending        $2,237,000   $2,146,000   $2,105,000
                            ==========   ==========   ==========

     The following table shows the Company's classification of its customer notes receivable:

                                                              February 28,     1997
                                Acceptable (1)
                         -------------------------
                            Small        Large                    Sub-
                           Accounts     Accounts    Watch (2)  standard (3)    Doubtful (4)Loss (5)     Total
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
    1993 spring accounts          $0           $0          $0    $771,563      $123,208   $30,000     $924,771
    1994 spring accounts       1,272            0     559,579   1,584,700       167,344    80,000    2,392,895
    1995 spring accounts     962,418      917,102     993,744   1,387,552       103,833         0    4,364,649
    1996 spring accounts   8,733,859    8,112,091   3,185,612   1,765,489       199,531   201,514   22,198,096
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
    Total past due        $9,697,549   $9,029,193  $4,738,935  $5,509,304      $593,916  $311,514  $29,880,411
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
    1996 fall accounts       $32,261           $0          $0      $9,498            $0        $0      $41,759
    1997 spring accounts  15,078,059    6,743,638           0           0             0         0   21,821,697
    1997 fall accounts        80,562            0           0           0             0         0       80,562
    Intermediate accounts  1,750,362    1,949,100      47,681           0             0         0    3,747,143
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
                         $16,941,244   $8,692,738     $47,681      $9,498            $0        $0  $25,691,161
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
    Total customer notes $26,638,793  $17,721,931  $4,786,616  $5,518,802      $593,916  $311,514  $55,571,572
                         ============ ============ =========== ===========    =========== ========= ============


                                                              February 29,     1996
                                Acceptable (1)
                         -------------------------
                            Small        Large                    Sub-
                           Accounts     Accounts    Watch (2)  standard (3)    Doubtful (4)Loss (5)     Total
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
    1992 spring accounts     $62,677           $0    $256,248    $398,917      $877,169   $13,309   $1,608,320
    1993 spring accounts           0            0     321,096     756,174       116,333         0    1,193,603
    1993 fall accounts             0            0           0      10,703             0         0       10,703
    1994 spring accounts     429,764    1,327,539   1,661,180   1,006,741       436,245     3,317    4,864,786
    1994 fall accounts        26,839            0           0           0             0         0       26,839
    1995 spring accounts   7,963,750    6,551,700   2,192,997   1,233,764        30,103    15,044   17,987,358
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
    Total past due        $8,483,030   $7,879,239  $4,431,521  $3,406,299    $1,459,850   $31,670  $25,691,609
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
    1995 fall accounts      $216,268     $219,748          $0          $0            $0        $0     $436,016
    1996 spring accounts  10,793,186    4,342,293           0       8,000             0         0   15,143,479
    Intermediate accounts  1,048,539      323,088      61,595           0             0         0    1,433,222
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
                         $12,057,993   $4,885,129     $61,595      $8,000            $0        $0  $17,012,717
                         ------------ ------------ ----------- -----------    ----------- --------- ------------
    Total customer notes $20,541,023  $12,764,368  $4,493,116  $3,414,299    $1,459,850   $31,670  $42,704,326
                         ============ ============ =========== ===========    =========== ========= ============


      (1) A customer note receivable is classified by the Company as "acceptable" if a customer account does not display any deficiencies regarding either the customer or the collateral. Small accounts include only customer notes receivable that are less than $200,000. Large accounts include only customer notes receivable that are $200,000 or more. Because of the size of the large accounts, the Company monitors large accounts in the same manner as those customer accounts classified as "watch" even though the large accounts classified as "acceptable" do not display any deficiencies regarding either the customer or the collateral.

      (2) A customer note receivable is classified by the Company as "watch" if a customer account is secured by adequate collateral which may possibly become impaired if not closely monitored by the Company. In addition, certain of these accounts, while adequately collateralized, have required an extended period of time to receive payment in full.

      (3) A customer note receivable is classified by the Company as "substandard" if a customer account displays limited deficiencies regarding either the customer or the collateral. Payment in full is still considered likely and will require more than normal servicing and monitoring. Some probability of loss potential, while existing in the aggregate amount of substandard notes receivable, does not have to exist in individual notes classified as substandard.

      (4) A customer note receivable is classified by the Company as "doubtful" if a customer account displays significant deficiencies regarding either the customer or the collateral. The "doubtful" classification does not mean that the customer note receivable has no likelihood of payment. However, under this classification, the deficiencies may result in the Company receiving less than payment in full.

      (5) A customer note receivable is classified by the Company as "loss" if a customer account is clearly not performing. The "loss" classification does not mean that the loan has absolutely no recovery value in the future, but that currently there is limited liquidation value.

     When determining the amount of a customer's credit limit, the Company estimates the value of the collateral. If there are superior liens on the collateral, such as a landlord's lien on the crop, the Company will not include the value of the collateral, to the extent of the amount of the superior lien, when determining a customer's credit limit. In the opinion of management, superior liens are not material to the Company's operations and do not materially affect the Company's rights because the Company values its collateral net of any existing superior liens.

Note 3.   Pledged Assets, Related Debt and Subsequent Event

     The Company has a line of credit agreement with a syndicate of banks which expires February 28, 1998, under which they may borrow up to $100,000,000 in current notes payable based on a percentage of customer notes receivable. At February 28, 1997 and February 29, 1996, the Company had a maximum additional amount available on its line of approximately $10.9 million and $4.2 million, respectively based on a percentage of customer notes receivable as provided by the line of credit agreement. The agreement allows for three interest rate alternatives, including (i) variable base rate advances requiring monthly interest payments at the banks' prime rate of 8.25% at February 28, 1997, (ii) variable rate advances requiring monthly interest payments at two percent above Fed fund rates or 7.5000% at February 28, 1997, or (iii) fixed rate advances requiring interest payments upon maturity at one and one half percent above LIBOR or 6.9375%, 6.9765% and 7.0391% for 30, 60, or 90 day maturities, respectively, at February 28, 1997. The total outstanding under this line of credit agreement at February 28, 1997 and February 29, 1996 was $21,000,000 and $19,850,000, respectively, as shown below:

                                           As of         As of
                                        February 28,  February 29,
                                            1997          1996
          Variable base rate advances        $--            $--
          Variable Fed fund advances      21,000,000   12,850,000
          Fixed rate LIBOR advances           --        7,000,000
                                         $21,000,000  $19,850,000
                                         ===========  ===========

     All borrowings are collateralized by substantially all the assets of the Company and the assignment of $1,000,000 of term life insurance on each of the three founders of the Company. The agreement requires that the total outstanding borrowings with the exception of certain specified advances be repaid in full for 15 consecutive days during the Company's fiscal year. The agreement contains various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, loans to stockholders, and requires the Company to maintain certain amounts of working capital and equity and financial ratios. The agreement also prohibits the declaration or payment of any dividends until after the bank credit has been paid in full. These restrictions are in effect unless the banks' written consent is obtained. The Company was in compliance with these covenants at February 28, 1997.

     On March 11, 1997, the Company implemented as asset backed securitized financing program with a maximum available borrowing amount of $135 million. This facility replaces the $100 million line of credit used in fiscal 1997. Under the terms of the five year facility, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a newly formed, wholly owned, special purpose subsidiary of the Company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market. The agreement contains various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, and requires the Company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. Advances under the facility are made subject to portfolio performance, financial covenant restrictions and borrowing base calculations. At March 11, 1997, the Company had a maximum amount available under the asset backed securitized financing program of approximately $26.8 million, based on a borrowing base computations as provided by the agreement.

     In conjunction with the securitized financing program, Ag Services will maintain an $8.5 million revolving bank line of credit in fiscal 1998. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for three interest rate alternatives, including (i) variable base rate advances requiring monthly interest payments at the banks' prime rate, (ii) variable rate advances requiring monthly interest payments at two percent above Fed Fund rates, or (iii) fixed rate advances requiring interest payments upon maturity at one and one half percent above LIBOR for 30, 60, or 90 day maturities. All borrowings are collateralized by substantially all assets of the Company. The agreement requires that the total outstanding borrowings be repaid in full for 10 consecutive days during the Company's fiscal second quarter. The agreement contains various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, loans to stockholders, and requires the Company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless the banks' written consent is obtained. Advances under the line of credit agreement are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations. At March 11, 1997, all $8.5 million was available based on the borrowing base computation as provided by the agreement.

     On April 22, 1993, the Company completed a public offering of $13.8 million of 7% Convertible Subordinated Debentures due 2003 which were unsecured and convertible into shares of Common Stock at any time before maturity, unless previously redeemed or repurchased, at a conversion price of $9.25 per share, subject to adjustment in certain events. Interest was payable semiannually on May 31 and November 30. The Debentures were not redeemable at the option of the Company, in whole or in part, until May 31, 1996, except that the Debentures were redeemable at their principal amount before that date if the last reported sale price of the Common Stock had equaled or exceeded 150% of the then effective conversion price per share for at least 20 out of 30 consecutive trading days. From May 31, 1996 until May 31, 2003, the Debentures were redeemable at the option of the Company, in whole or in part, at 108% of their principal amount during the first year declining 1.0% per year thereafter, except that the Debentures could not be redeemed unless the last reported sale price of the Common Stock had equaled or exceeded 120% of the then effective conversion price per share for at least 20 out of 30 consecutive trading days.

     On June 7, 1996, the Company called for redemption or conversion all of its outstanding 7% Convertible Subordinated Debentures due 2003 (the "Debentures"). From June 7, 1996 through July 10, 1996, the redemption date, the Company issued 1,487,669 shares of common stock upon conversion of $13,761,000 of Debentures and redeemed $39,000 of Debentures as full settlement of all $13,800,000 of the Debentures outstanding at that date.

Note 4.   Commitments and Contingencies

     Lease Commitments

          The Company has entered into a three-year noncancelable agreement to lease its office space which expires April 30, 2000, and requires minimum annual rentals, plus the payment of normal maintenance and insurance. The Company has the option to extend the lease for one year to April 30, 2001. The total minimum rental commitment at February 28, 1997 is $519,714 which is due as follows:

               Year ending February:
                    1998                     $159,545
                    1999                      162,102
                    2000                      169,772
                    2001                       28,295
                                             $519,714
                                             ========
          The total rental expense included in the income statements for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 was $152,777,
          $115,307, and $96,627 respectively.

     Other commitments:

          In the normal course of business, the Company makes various commitments which are not reflected in the accompanying financial statements. These include various commitments to supply farm inputs to customers. At February 28, 1997 and February 29, 1996, the Company had approximately $50,180,000 and $37,640,000, respectively, in commitments to supply farm inputs. No material losses or liquidity demands are anticipated as a result of these commitments.

     Contingencies:

          The Company is named in lawsuits in the ordinary course of business. Counsel for the Company have advised the Company, while the outcome of various legal proceedings is not certain, it is unlikely that these proceedings will result in any recovery which will materially affect the financial position or operating results of the Company.

          On July 19, 1994, the Company announced the settlement of a lawsuit brought by the Company against the law firm who advised the Company on security perfection on certain farm land located in the state of Montana on the Blackfeet Indian reservation. The Company alleged various acts of legal malpractice in connection with legal services provided by the law firm between 1990 and 1992 and as a result was entitled to recovery of all moneys paid by the Company in September 1992 to settle the Tribal Court lawsuit brought against the Company and other damages. The law firm agreed to pay the Company

          $250,000 for the release of all claims against the law firm. For the year ended February 28, 1995, the Company recorded a nonrecurring pretax gain of $135,725 after deducting costs associated with the litigation.

          The availability of lines of credit to finance operations and the existence of a multi-peril crop insurance program are essential to the Company's operations. If the federal multi-peril crop insurance program currently in existence were terminated or negatively modified and no comparable private or government program were established, this could have a material adverse effect on the Company's future operations. The government has from time to time evaluated the federal multi-peril crop insurance program and is likely to review the program in the future, and there can be no assurance of the outcome of such evaluations.

Note 5.   Income Taxes

     Net deferred tax assets consist of the following components:

                                           As of         As of
                                        February 28,  February 29,
                                            1997          1996
     Deferred tax assets:
          Allowance for doubtful notes     $836,800      $794,100
          Reserve for discounts             197,600       192,000
          Inventory allowances                8,200         8,100
          Accrued vacations                  33,700        27,900
                                         $1,076,300    $1,022,100

     Deferred tax liabilities,
       equipment                             $1,300        $2,100
                                         $1,075,000    $1,020,000
                                         ==========    ==========

     The deferred tax amounts mentioned above have been classified on the accompanying balance sheet as follows:

                                           As of         As of
                                        February 28,  February 29,
                                            1997          1996
     Current assets                        $642,000      $543,000
     Noncurrent assets                      433,000       477,000
                                         $1,075,000    $1,020,000
                                         ==========    ==========
     Income tax expense is made up of the following components:

                            Year Ended   Year Ended   Year Ended
                           February 28, February 29, February 28,
                               1997         1996         1995
     Current tax expense:
       Federal              $2,097,360   $1,591,709   $1,395,173
       State                   286,601      198,090      153,613
                            $2,383,961   $1,789,799   $1,548,786
     Deferred tax expense      (55,000)     (60,000)    (188,000)
                            $2,328,961   $1,729,799   $1,360,786
                            ==========   ==========   ==========

     Total reported tax expense applicable to the Company's operations varies from the amount that would have resulted by applying the effective federal income tax rate to income before income taxes for the following reasons:

                            Year Ended   Year Ended   Year Ended
                           February 28, February 29, February 28,
                               1997         1996         1995
     Federal statutory rate     35.0%        35.0%        35.0%
     State tax expense, net
      of federal income tax
      benefit                    4.3%         4.1%         4.1%
     Other, net                 (4.4%)       (3.5%)       (2.9%)
     Effective tax rate         34.9%        35.6%        36.2%
                              =========    =========    =========

Note 6.   Employee Stock Plans and Capital Stock

     At February 28, 1997, the Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the two fixed stock option plans. Had compensation cost for the two stock based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No.
     123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below.

                                           Year Ended   Year Ended
                                          February 28, February 29,
                                              1997         1996
     Net income
       As reported                         $4,345,815   $3,133,240
       Pro forma                            4,254,815    3,084,240

     Primary earnings per share
       As reported                              $0.90        $0.84
       Pro forma                                $0.87        $0.83

     Fully diluted earnings per share
       As reported                              $0.84        $0.72
       Pro forma                                $0.81        $0.72

     Stock options plans:

     On May 30, 1991 the Company adopted its "1991 Stock Option Plan" which provides for the issuance of a maximum of 300,000 shares of common stock to directors, officers, employees or other persons. Options granted under the stock option plan may be either "incentive stock options" or non qualified stock options." As designated by the Board of Directors, the stock option plan is administered by the officers of the Company, who designate the type of option to be granted, the number of options to be granted, the number of shares of common stock to be covered by each option (subject to a specified maximum number of shares of common stock which may be purchased under all options granted), the exercise price, the period during which the options are exercisable, the method of payment and certain other terms. The exercise price for each share of common stock covered by an option is determined by the Board of Directors or the committee, except (i) the exercise price for an incentive stock option may not be less than the fair market value, at the time the option is granted, of the stock subject to the option and (ii) the exercise price for a non qualified stock option may not be less than 85% of the fair market value, at the time the option is granted, of the stock subject to the option. The exercise price for an incentive stock option granted to any individual who owns stock, at the time of the grant, possessing more than 10% of the voting power of the capital stock of the Company may not be less than 110% of such fair market value on the date of the grant. No more than $100,000 of stock vesting during any calendar year per person will qualify for incentive stock option treatment. Options are nontransferable, other than by will or the laws of descent and distribution, and may be exercised only by the optionee while employed by or providing services to the Company or within three months after termination of employment by reason of retirement or six months following termination of employment resulting from death or permanent disability. Options expire no later than ten years from the date of grant, provided that incentive stock options granted to employees owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries expire five or fewer years from the date of grant.

     On August 3, 1993 the Stockholders of the Company adopted its "1993 Stock Option Plan" which provides for the issuance of a maximum of 200,000 shares of common stock to directors, officers, employees or other persons. The other provisions of the 1993 Stock Option Plan are the same as provisions of the 1991 Stock Option Plan discussed above. On August 1, 1995 the stockholders of the Company approved a proposal to amend its "1993 Stock Option Plan" to increase the maximum number shares of common stock issuable to directors, officers, employees or other persons from 200,000 to 400,000 shares. The other provisions of the 1993 Stock Option Plan remained the same as previously discussed above. At February 28, 1997 and February 29, 1996, the total shares available for future grant under the 1991 and 1993 plans, combined, were 140,650 and 146,250 shares, respectively.

     Fixed Stock Option Plans:

     The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in fiscal 1997 and 1996, respectively: risk-free interest rates of 6.8% and 6.6%; expected lives of 7 for both years; price volatility of 28.7% for both years and no expected dividends.

     The following table summarizes the options to purchase shares of the Company's common stock under the two option plans combined:
                                              Stock Options
                                                        Weighted
                                                         Average
                                        Outstanding  Exercise Price
Balance at February 28, 1994              397,000           $7.05
  Granted                                 110,600           $7.86
  Exercised                               (13,100)          $5.03
  Canceled                                (27,800)          $7.96
Balance at February 28, 1995              466,700           $7.27
  Granted                                  79,900           $8.74
  Exercised                               (22,050)          $5.21
  Canceled                                (26,150)          $8.48
Balance at February 29, 1996              498,400           $7.62
  Granted                                  25,000          $14.73
  Exercised                               (35,400)          $8.41
  Canceled                                (19,400)          $8.95
Balance at February 28, 1997              468,600           $8.29
                                        ==========        ========

                                             Number of Options
                                            1997           1996

Exercisable, end of year                    328,175       303,150
                                        ============   ===========

Weighted-average fair value per
  option of options granted during
  the year                                    $6.67         $4.11
                                        ============   ===========

Options are exercisable over varying periods ending on February 28, 2007.

A further summary of the fixed options outstanding at February 28, 1997 is as follows:



                         Options Outstanding            Options Exercisable
                               Weighted
                                Average     Weighted                Weighted
                               Remaining    Average                 Average
   Range of         Number    Contractual   Exercise     Number     Exercise
Exercise Prices  Outstanding     Life        Price     Exercisable    Price

$3.50 to $4.00      196,650        4.27      $3.52        196,650     $3.52
$5.63 to $7.75       78,650        7.25      $7.01         46,350     $7.03
$8.00 to $9.88      158,600        7.61      $9.20         82,921     $9.31
$10.88 to $17.25     34,700        9.54     $13.37          2,254    $10.88

                    468,600        6.29      $8.29        328,175     $5.53
                 ===========  ==========  ===========  ===========  ========

     Capital stock:

     In connection with the Company's initial public offering, the Company, on August 13, 1991, received $1,000 for the issuance of stock purchase warrants to the Underwriter to purchase an aggregate 200,000 shares of the Company's common stock. The exercise price of the warrants is $4.95 per share (120% of the initial per share price to the public) and expired on August 1, 1996. For the years ended February 28, 1997, February 29, 1996 and February 28, 1995, none, 106,666 and none warrants, respectively, were exercised. At February 28, 1997 and February 29, 1996, no warrants were outstanding.

     In August 1995, the Company's Board of Directors approved the "1995 Stock Purchase Plan" which allows directors, officers and all other employees of the Company to purchase common stock directly from the Company, subject to certain restrictions. Shares may be purchased at (i) the closing price of the stock on the trading day immediately preceding the purchase date or (ii) the cost at which the shares may be purchased in the open market, exclusive of brokerage commissions and fees. An aggregate of 150,000 authorized but unissued shares are reserved for issuance under the plan. The stock purchase plan is administered by the Company and is subject to termination or amendment by the Board of Directors at any time. At February 28, 1997 and February 29, 1996, 1,300 and none shares, respectively, have been purchased under this plan.

     On June 20, 1994, the Company's Board of Directors declared a 2 for 1 stock split for all of the issued and outstanding shares of common stock of the Company held of record on July 15, 1994. The payment date for the stock split was July 29, 1994.

     In total, 757,950 shares of Common Stock are reserved for issuance under the plans discussed above.

     The information with respect to the common stock outstanding and earnings per common and common equivalent share have been adjusted to give effect to the above transactions.

Note 7.   Employee Benefits

     In July, 1991 the Company entered into contractual employment and noncompetition agreements, extended through July 1, 2000, with its three top officers who are also directors of the Company, each of which provides for (i) a base salary adjustable annually, (ii) payment of an annual bonus to each of these persons in the amount of 2% of the Company's pretax income in excess of $2,500,000, (iii) $250,000 in life insurance coverage and (iv) receipt of other Company benefits including use of an automobile. The total amount of the annual bonus included as compensation expense for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 was $265,000, $150,000 and $81,000 respectively.

     Effective June 1, 1992, the Company has established a Retirement and Savings Plan (the "401(k) plan"). Currently, all employees of the Company, including officers, are eligible to participate in the 401(k) Plan. Benefits provided under the 401(k) Plan are funded by a qualified retirement trust administered by Norwest Bank Iowa, N.A. as trustee.

     Participants may contribute an amount of their compensation, including base salary and overtime, to the 401(k) Plan, which can not be more than 15% of the participant's compensation or, if less, the maximum dollar limit allowed by law on a pretax basis. The Company makes a matching contribution to the 401(k) Plan subject to certain limitations, equal to 40% of each participant's pretax contribution on an amount of up to 7% of such participant's compensation.

     For the years ended February 28, 1997, February 29, 1996 and
     February 28, 1995, $64,482, $54,101 and $42,193, respectively, was contributed to employee accounts including $18,482, $19,750 and $16,849, respectively, contributed to the accounts of the Company's executive officers.

Note 8.   Earnings Per Common and Common Equivalent Share

     Earnings per common and common equivalent share, assuming no dilution, have been computed using the weighted average number of shares outstanding, including the effect of the stock option plan and the stock purchase warrants mentioned in Note 6 as if the options and warrants had been exercised as of their date of issuance. The number of common shares outstanding was increased by the number of shares issuable under the stock option plan and the stock purchase warrants and this theoretical increase in the number of common shares was reduced by the number of common shares which are assumed to have been repurchased with the applicable portion of the proceeds from the exercise of the options and warrants. The repurchase price was assumed to be the average fair market value for the period the common shares were outstanding.

     Earnings per common and common equivalent share, assuming full dilution, were computed as described in the preceding paragraph with the exception that the theoretical common shares reacquired for the treasury were assumed to be purchased at the fair market value as of the last day of the year. Fully diluted earnings per share also assumes conversion of the 7% convertible subordinated debentures since the date of issuance (See Note 3).




Note 9.   Customer Credit Operations

     Customer credit operations were as follows:

                            Year Ended   Year Ended   Year Ended
                           February 28, February 29, February 28,
                               1997         1996         1995
Financing income            $10,203,564   $7,816,733   $5,394,733

Direct costs:
  Financing expense          $4,579,751   $4,257,685   $2,784,097
  Payroll and related costs   1,972,798    1,506,228    1,132,430
  Credit report services         23,381       13,509       95,498
  Legal fees                    427,707      512,579      382,958
  Provision for doubtful
    notes                     2,290,388    1,862,726    1,408,918
       Total direct costs    $9,294,025   $8,152,727   $5,803,901

Net financing income (loss)    $909,539    ($335,994)   ($409,168)
                             ==========   ===========  ===========

The above results do not reflect any allocation of corporate overhead expenses.

                         CORPORATE DATA

Annual Meeting

All shareholders are welcome to
attend our annual meeting,
which will be held at 9:30 a.m.
on Wednesday, August 6, 1997,
at the Cedar Falls Holiday Inn,
5826 University Avenue, Cedar
Falls, Iowa.  Any shareholders
who will be unable to attend
are encouraged to send
questions and comments in
writing, to Brad D.
Schlotfeldt, Vice President
Finance and Treasurer, at our
corporate headquarters.

Stock Market Information

The Company's common stock is
traded on the New York Stock
Exchange under the symbol ASV.

As of February 28, 1997, there
were 5,135,719 shares of common
stock outstanding.  At that
date, there were 134
shareholders of record and
approximately 2,200
shareholders for whom
securities firms acted as
nominees.

Transfer Agent

Norwest Bank Minnesota, N.A.
Stock Transfer Department
161 North Concord Exchange
P. O. Box 738
South St. Paul, MN 55075-0738
(612) 450-4064
(800) 468-9716

Form 10-K

Shareholders who wish to
obtain, without charge, a copy
of our annual report on form
10-K, filed with the Securities
and Exchange Commission for the
fiscal year ended February 28,

1997, may do so by writing Brad
D. Schlotfeldt, Vice President
Finance and Treasurer, at
corporate headquarters.

Investor Relations Contact

Shareholders and prospective
investors are welcome to call
or write Ag Services with
questions or requests for
additional information.
Inquiries should be directed to
corporate headquarters to the
attention of:

Brad D. Schlotfeldt
Vice President Finance &
Treasurer
(319) 277-0261
E-mail: bschlotf@agservices.com

Corporate Headquarters
2302 West First Street
Thunder Ridge Court
P. O. Box 668
Cedar Falls, Iowa 50613
(319) 277-0261

Independent Public Accountants

McGladrey & Pullen, LLP
201 Tower Park Drive, Ste 103
P. O. Box 2656
Waterloo, Iowa 50704

Internet Address

Ag Services makes Company
information available
electronically via a site on
the World Wide Web.  This site
is regularly updated and
includes information on the
Company's products and
services, press releases, and
key publications such as the
annual report.  The Company's
Internet address is
http://www.agservices.com.

                        BOARD OF DIRECTORS

Henry C. Jungling, Jr.        Chairman of the Board
                              Ag Services of America, Inc.

Gaylen D. Miller              President and Chief
                              Executive Officer
                              Ag Services of America, Inc.

Kevin D. Schipper             Chief Operating Officer
                              Ag Services of America, Inc.

James D. Gerson               Senior Vice President
                              Fahnestock & Co., Inc.

Michael Lischin               Attorney at Law

Ervin J. Mellema              Operating Principal
                              Campbell Mellema Insurance, Inc.
                              and Campbell Mellema Realty


                            OFFICERS

Henry C. Jungling, Jr.        Chairman of the Board

Gaylen D. Miller              President and Chief
                              Executive Officer

Kevin D. Schipper             Chief Operating Officer

Todd J. Ryan                  Vice President Sales

Brad D. Schlotfeldt           Vice President Finance and Treasurer

Eunice M. Schipper            Vice President Credit

Neil H. Stadlman              Vice President Credit Administration

Dean C. Mohr                  Secretary