Form 10-K, Exhibit 13
period 1998-02-28
AG SERVICES OF AMERICA INC
filed 1998-06-01
CIK 875354

Ag Services of America, Inc.

                              Exhibit 13.1


                         FORM OF ANNUAL REPORT TO
                    SHAREHOLDERS FYE FEBRUARY 28, 1998

                                FINANCIAL HIGHLIGHTS
                                ---------------------

                                             1998     1997     1996     1995     1994
                                             -----    -----    -----    -----    -----
                                     (expressed in thousands, except per share amounts)
Earnings:
  Net revenues                               $186,073 $147,647 $114,686 $87,331  $65,554
  Net revenues increase                         26.0%    28.7%    31.3%   33.2%    20.1%
  Net income                                   $5,181   $4,346   $3,133  $2,402   $1,967
  Net income as a percentage of net revenues     2.8%     2.9%     2.7%    2.8%     3.0%
  Return on beginning stockholders' equity      13.6%    21.3%    18.8%   16.9%    16.7%

  Per share data:*
      Net income:
          Basic                                $1.01    $0.95    $0.89   $0.69    $0.58
          Diluted                              $0.96    $0.84    $0.73   $0.60    $0.52
      Book value                               $8.45    $7.44    $5.65   $4.78    $4.09

  Weighted average shares:*
          Basic                                5,155    4,579    3,539    3,478    3,408
          Diluted                              5,425    5,352    5,201    5,151    4,894

Financial position:
  Working capital                            $33,806  $27,375  $23,611  $21,546  $23,034
  Total assets                               $93,248  $60,773  $55,186  $38,277  $28,786
  Stockholders' equity                       $43,756  $38,216  $20,421  $16,660  $14,198

[FN]
* - All per share data have been adjusted to reflect the 2 for 1 split effective July 15, 1994.


Quarterly Common Stock Prices
                                       First   Second    Third   Fourth
                                      Quarter  Quarter  Quarter Quarter
                                      -------  -------  ------- -------
1998
    High                              $18 7/8 $20 3/16  $19 3/4 $18 3/8
    Low                               $13 3/4  $15 7/8 $17 7/16 $14 7/8

1997
    High                                $15    $13 1/2  $14 5/8 $17 3/8
    Low                               $10 1/8    $11      $11   $12 7/8

       THIRTEEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                               February  February  February  February  February  February
                                 1998      1997      1996      1995      1994      1993
                              --------- --------- --------- --------- --------- ---------
Statement of Income Data:
Net revenues:
 Farm inputs                   $172,717  $137,443  $106,869   $81,936   $61,644   $51,088
 Financing income                13,356    10,204     7,817     5,395     3,910     3,474
                              --------- --------- --------- --------- --------- ---------
Total net revenues             $186,073  $147,647  $114,686   $87,331   $65,554   $54,562
                              --------- --------- --------- --------- --------- ---------

Cost of revenues:
 Farm inputs                   $162,197  $127,698   $98,280   $75,247   $56,296   $46,447
 Financing expense                5,536     4,768     4,258     2,784     1,720     1,308
 Provision for doubtful notes     2,963     2,290     1,863     1,409     1,050       812
                              --------- --------- --------- --------- --------- ---------
Total cost of revenues         $170,696  $134,756  $104,401   $79,440   $59,066   $48,567
                              --------- --------- --------- --------- --------- ---------

Income before operating expenses
  and income taxes              $15,377   $12,891   $10,285    $7,891    $6,488    $5,995
Operating expenses                7,316     6,216     5,422     4,264     3,404     2,604
                              --------- --------- --------- --------- --------- ---------
Income before lawsuit settlement
  and income taxes               $8,061    $6,675    $4,863    $3,627    $3,084    $3,391
Lawsuit settlement                  - -       - -       - -       136       - -     (490)
                              --------- --------- --------- --------- --------- ---------
Income before income taxes       $8,061    $6,675    $4,863    $3,763    $3,084    $2,901
 Fed and state income taxes       2,880     2,329     1,730     1,361     1,117     1,045
                              --------- --------- --------- --------- --------- ---------
Net income                       $5,181    $4,346    $3,133    $2,402    $1,967    $1,856
                              ========= ========= ========= ========= ========= =========

Earnings per share:
 Basic                            $1.01     $0.95     $0.89     $0.69     $0.58     $0.55
                              ========= ========= ========= ========= ========= =========

 Diluted                          $0.96     $0.84     $0.73     $0.60     $0.52     $0.53
                              ========= ========= ========= ========= ========= =========

Cash dividnds per common share     $- -      $- -      $- -      $- -      $- -      $- -
                              ========= ========= ========= ========= ========= =========

Weighted average shares:
 Basic                        5,155,186 4,578,720 3,538,603 3,478,144 3,408,192 3,360,542
                              ========= ========= ========= ========= ========= =========

 Diluted                      5,424,977 5,352,257 5,201,231 5,150,556 4,893,838 3,524,278
                              ========= ========= ========= ========= ========= =========

                               February  February  February  February  February  February
                                 1998      1997      1996      1995      1994      1993
                              --------- --------- --------- --------- --------- ---------
Balance Sheet Data:
Working capital                 $33,806   $27,375   $23,611   $21,546   $23,034    $8,531
Total assets                     93,248    60,773    55,186    38,277    28,786    20,983
Short-term debt                  39,328    21,000    19,850     7,100       - -     8,000
Stockholders' equity             43,756    38,216    20,421    16,660    14,198    11,760

       THIRTEEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                               February  February  February  February  February  February  February
                                 1992      1991      1990      1989      1988      1987     1986*
                              --------- --------- --------- --------- --------- --------- ---------
Statement of Income Data:
Net revenues:
 Farm inputs                    $33,062   $27,443   $21,236    $9,451    $4,176    $2,833       $10
 Financing income                 2,472     1,983     1,515       512       184       165       - -
                              --------- --------- --------- --------- --------- --------- ---------
Total net revenues               35,534    29,426    22,751     9,963     4,360     2,998        10
                              --------- --------- --------- --------- --------- --------- ---------

Cost of revenues:
 Farm inputs                    $30,355   $25,131   $19,215    $8,541    $3,728    $2,441      $- -
 Financing expense                  913     1,039     1,241       365       129       116       - -
 Provision for doubtful notes       471       375       451        53        37        10       - -
                              --------- --------- --------- --------- --------- --------- ---------
Total cost of revenues          $31,739   $26,545   $20,907    $8,959    $3,894    $2,567      $- -
                              --------- --------- --------- --------- --------- --------- ---------

Income before operating expenses
  and income taxes               $3,795    $2,881    $1,844    $1,004      $466      $431       $10
Operating expenses                1,941     1,637     1,399       585       408       377        31
                              --------- --------- --------- --------- --------- --------- ---------
Income before lawsuit settlement
  and income taxes               $1,854    $1,244      $445      $419       $58       $54      ($21)
Lawsuit settlement                  - -       - -       - -       - -       - -       - -       - -
                              --------- --------- --------- --------- --------- --------- ---------

Income before income taxes       $1,854    $1,244      $445      $419       $58       $54      ($21)
 Fed and state income taxes         676       446       183       159        18         7       - -
                              --------- --------- --------- --------- --------- --------- ---------
Net income                       $1,178      $798      $262      $260       $40       $47      ($21)
                              ========= ========= ========= ========= ========= ========= =========

Earnings per share:
 Basic                            $0.42     $0.42     $0.22     $0.22     $0.03     $0.04    ($0.02)
                              ========= ========= ========= ========= ========= ========= =========

 Diluted                          $0.42     $0.42     $0.22     $0.22     $0.03     $0.04    ($0.02)
                              ========= ========= ========= ========= ========= ========= =========

Cash dividnds per common share     $- -      $- -      $- -      $- -      $- -      $- -      $- -
                              ========= ========= ========= ========= ========= ========= =========
Weighted average shares:

 Basic                        2,784,864 1,910,116 1,179,802 1,179,802 1,179,802 1,179,802 1,179,802
                              ========= ========= ========= ========= ========= ========= =========

 Diluted                      2,822,166 1,910,116 1,179,802 1,179,802 1,179,802 1,179,802 1,179,802
                              ========= ========= ========= ========= ========= ========= =========

                               February  February  February  February  February  February  February
                                 1992      1991      1990      1989      1988      1987     1986*
                              --------- --------- --------- --------- --------- --------- ---------
Balance Sheet Data:
Working capital                  $7,908    $3,470      $358      $281       $36       $14      ($32)
Total assets                     13,971     7,231     3,952     1,421       355       195        39
Short-term debt                   3,500     2,265       308       636       126        15        52
Stockholders' equity              9,839     4,001       588       326        66        26       (21)

* - Represents operations from October 1985, the Company's inception, through February 28, 1986.

     Management's Discussion and Analysis of Financial Condition and Results of Operations

          The following discussion should be read in conjunction with the Financial Statements of the Company, the related notes thereto and Selected Financial Data included elsewhere in this Annual Report.

          General

          Fiscal 1998 marks the tenth consecutive year Ag Services has reached record levels of sales and earnings. Compared to fiscal 1997, the Company's annual net revenues rose 26% to $186.1 million and net income grew 19% to $5.2 million. The Company reported basic and diluted earnings per share of $1.01 and $.96, respectively, compared to $.95 and $.84 per share, respectively, in fiscal 1997.

          In March 1997, the Company negotiated an asset backed securitized financing program with a maximum available amount of $135 million. This facility was amended and increased to $205 million in March 1998 and should provide the Company adequate financing for fiscal 1999.

Results of Operations

     Selected Operating Results

    The following table sets forth the dollars and percentages of net revenues by the selected items in the Consolidated Statements of Income of the Company.

               Dollars (in thousands) and Percentage of Total Net Revenue
                    Year Ended            Year Ended             Year Ended
               February 28, 1998     February 28, 1997        February 28, 1996
               -----------------     -----------------        -----------------
Net revenues:
Farm inputs        $172,717   92.8%  $137,443     93.1%     $106,869      93.2%
Financing income     13,356    7.2%    10,204      6.9%        7,817       6.8%
                  ----------  -----  --------     ------    --------      -----
Total net revenues $186,073   100.0% $147,647     100.0%    $114,686     100.0%
                  ----------  ------ --------     ------    --------     ------

Cost of revenues:
Farm inputs        $162,197    87.1% $127,698      86.5%     $98,280      85.7%
Financing expense     5,536     3.0%    4,768       3.2%       4,258       3.8%
Provision for
 doubtful notes       2,963     1.6%    2,290       1.6%       1,863       1.6%
                   ---------   ------ -------      -----     --------    ------
Total cost of
 revenues          $170,696    91.7% $134,756      91.3%    $104,401      91.1%
                   --------    ----- --------      -----    --------     ------
Income before
 operating expenses
 and income taxes   $15,377     8.3%  $12,891       8.7%     $10,285       8.9%
Operating expenses    7,316     4.0%    6,216       4.2%       5,422       4.7%
                    -------    -----  -------      -----     -------      -----
Income before
 income taxes       $8,061      4.3%   $6,675       4.5%      $4,863       4.2%

Federal and state
 income taxes        2,880      1.5%    2,329       1.6%       1,730       1.5%
                    ------      ----   ------      -----      ------      -----

Net income          $5,181      2.8%   $4,346       2.9%      $3,133       2.7%
                   =======     =====  =======     ======     =======      =====

Net Revenues
     Net revenues in fiscal 1998 increased 26% to $186.1 million, compared with $147.6 million in 1997, and $114.7 million in 1996. Financing income as a percentage of net revenues increased to 7.2% in fiscal 1998 from 6.9% in 1997 and 6.8% in 1996. The increase in fiscal 1998 financing income as a percentage of net revenues over fiscal 1997 reflects the additional financing income generated from the growth in the Company's intermediate term financing program from $3.7 million outstanding in fiscal 1997 to $10.1 million outstanding in fiscal 1998. For the last three fiscal years over 95% of the Company's customers have had variable rate notes, which allows the Company to pass interest rate risk onto its customers. The number of customers in fiscal 1998 increased 15% to 1,235 compared to 1,078 in 1997 and 941 in 1996. The average net revenue generated by each customer increased 10% to $150,700 in fiscal 1998, compared with $137,000 in 1997 and $121,900 in 1996. The
Company achieved these record net revenue levels through increased marketing and sales efforts in our 30 state market area.

Cost of Revenues
     The total cost of revenues was 91.7% of net revenues for fiscal 1998, which increased from 91.3% of net revenues in 1997, and 91.1% of net revenues in 1996. The increase in total cost of revenues as a percentage of net revenues in fiscal 1998 and 1997 was attributed to a decrease in gross margin on the sale of farm inputs which was offset by an increase in gross margin on financing income. The gross margin on farm inputs, alone, decreased to 6.1% in fiscal 1998 from 7.1% in 1997 and 8.0% in 1996. The decrease in gross margin on the sale of farm inputs in 1998 and 1997 was primarily the result of a change in product sales mix from higher to lower margin farm inputs. This change in sales mix was primarily due to the following two reasons. Poor collection history in the South led management to make reductions in marketing in the Company's southern sales regions. Consequently, higher margin cotton seed and chemical sales in the South were replaced by lower margin sales, such as irrigation and fuel advances, concentrated in the western corn belt and lower midwest plain states. Secondly, the growth of our average customer size has affected the sales mix as larger farming operations require a larger percentage of cash advances for land rental, fuel and irrigation, which are lower margin sales. In addition to the sales mix changes, larger seed volume discounts granted to customers in fiscal 1998 and 1997 relative to the prior year also contributed to the decline in farm input margins. These larger volume discounts given were also due to the growth in the average size of Ag Services' customers. The margin declines in farm inputs was, however, offset by an increase in financing margins. In fiscal 1998, financing expense decreased to 3.0% of net revenues from 3.2% in fiscal 1997 and 3.8% in fiscal 1996. The decrease in interest expense as a percentage of net revenues in fiscal 1998 was primarily the result of the nearly 100 basis point reduction in the Company's cost of funds as a result of the asset backed securitized financing program entered into in March 1997. The decrease in interest expense as a percentage of net revenues in fiscal 1997 was due primarily to the conversion of Ag Services' 7% Convertible Subordinated Debentures into common stock during the second quarter of fiscal 1997. This conversion allowed for pretax interest savings of $724,500 in fiscal 1997. The average interest rate on the Company's financing agreements decreased from 7.5% in fiscal 1996 to 7.2% in fiscal 1997 and 6.4% in fiscal 1998. Financing expense, as a cost of revenue, is directly affected by changes in the prevailing prime interest rate and commercial paper rates under the Company's financing agreements. The Company establishes interest rates for customers each year based on the Company's anticipated financing expenses and competitive influences in the market. For fiscal 1998, 1997, and 1996, the Company offered variable rate notes to customers ranging from prime to 4.0% above prime. This allowed the Company to limit exposure to interest rate risk. The provision for doubtful notes, as a percentage of net revenues, remained steady at 1.6% in fiscal 1998, 1997, and 1996.

Operating Expenses
     Operating expenses have decreased to 4.0% of net revenues in fiscal 1998 from 4.2% of net revenues in 1997 and 4.7% in 1996.
The decrease in fiscal 1998 is the result of the Company's operating expenses increasing at a lower rate (18%) than net revenues (26%), due to Management's continuing efforts to control expenses, as well as, operating economies achieved. The increase in operating expenses is primarily due to the increase in payroll to $3,917,200 in fiscal 1998 from $3,402,800 in 1997 and $2,826,000 in 1996. This is the result of the Company adding employees as well as general wage rate increases to existing employees. The balance of the increase in operating expenses is attributed principally to the Company's growth.

Net Income
     Net income increased 19% to $5.2 million in fiscal 1998, compared with $4.3 million in 1997 and $3.1 million in 1996. The increase in net income is attributable to the increase in net revenues, the decline in operating expenses as a percentage of net revenues and interest savings associated with the asset backed securitized financing program.

Seasonality
     The Company's revenues and income are directly related to the growing cycle for crops. Accordingly, quarterly revenues and income vary during each fiscal year. The following table shows the Company's quarterly net revenues and net income for fiscal 1998 and 1997. This information is derived from unaudited financial statements, which include, in the opinion of management, all normal and recurring adjustments which management considers necessary for a fair statement of results of those periods. The operating results for any quarter are not necessarily indicative of the results for any future period.


                    Fiscal 1998 Quarter Ended
              --------------------------------------------------------------
               May 31         August 31      November 30         February 28
               ------         ---------      -----------         -----------
                              (Dollars in Thousands)
Net revenues   $80,775         $58,943        $14,225             $32,130

Net income      $1,922          $1,935         $1,018                $306


                    Fiscal 1997 Quarter Ended
              --------------------------------------------------------------
               May 31         August 31      November 30         February 28
               ------         ---------      -----------         -----------
                              (Dollars in Thousands)
Net revenues   $66,207        $49,631        $11,402             $20,407

Net income      $1,573         $1,635           $832                $306

     The Company's primary target market experienced a normal planting and growing season in fiscal 1998 and 1997 resulting in a normal pattern of revenues in both years.

Inflation

     The Company does not believe the Company's net revenues and income from continuing operations were significantly impacted by inflation or changing prices in fiscal 1998, 1997 or 1996.


Future Adoption of Financial Accounting Standard

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information, " both of which are required to be adopted for fiscal years beginning after December 15, 1997. Statement No. 130 will require the Company to report in its financial statements all non-owner related changes in equity for the periods being reported. Statement No. 131 will require the Company to disclose revenues and other financial information pertaining to the business segments by which the Company is managed, as well as, the factors management used to determine these segments. The Company is currently evaluating the requirements of Statements No. 130 and No. 131 to determine how to present the required information in its financial statements.


Liquidity and Capital Resources

     Due to the seasonality of the Company's revenues and the terms of its notes receivable, the Company is required to finance the carrying of its revenues as notes receivable for a majority of its fiscal year. As a result, the Company's need for capital has increased significantly due to its rapid growth. At February 28, 1998 and 1997, the Company had approximately $69,151,000 and $50,180,000 respectively, in commitments to supply farm inputs.

     The Company has funded its operating requirements and growth through a combination of retained earnings, equity capital, subordinated debt, trade credit and bank and commercial paper borrowings. For the fiscal years ended February 28, 1998 and 1997, and February 29, 1996, the Company financed its purchase of farm inputs from the following sources in the respective percentages indicated: bank and commercial paper borrowings 67.2%, 67.2% and 66.0%; trade credit 6.0%, 6.0% and 4.1%; subordinated debt 0.0%, 0.0% and 11.6%; and equity 26.8%, 26.8% and 18.3%. The increase in trade credit in fiscal 1997 is the result of the Company choosing to finance more of its seed sales through credit arrangements with the Company's larger seed vendors. The Company also elects to prepay product purchases in order to lock in lower prices. Capital expenditures have been financed through bank borrowings and equipment leasing. The Company's principal source of working capital has been bank and commercial paper borrowings, retained earnings, a $2.5 million sale of common stock by the Company, the $4.7 million from its initial public offering of common stock in August 1991, and the $12.9 million from its convertible subordinated debenture offering in April 1993, which was converted to common stock in fiscal 1997. In March 1997, the Company negotiated a $135,000,000 asset backed securitized financing program through February 2002. The facility replaced the $100,000,000 bank line of credit in the previous year. The Company's asset back securitized financing program can be drawn upon based on a percentage of customer notes receivable. Historically, the Company has borrowed generally up to the full amount available on its facility. The total outstanding under bank and commercial paper borrowings as of February 28, 1998 and 1997, and February 29, 1996, was $45,243,000, $21,000,000, and $19,850,000, respectively, with an additional maximum amount available of approximately $0.9 million, $10.9 million, and $4.2 million, respectively, based on a percentage of customer notes receivable as provided by the agreements. The agreements are collateralized by a lien on substantially all of the Company's assets. Under the terms of the five year asset backed securitized financing program, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a newly formed, wholly owned, special purpose subsidiary of the company.
Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market. The Company may make these interest rate elections at any time during each fiscal year in which the agreement is in effect and for any amount. The terms of the Company's trade credit vary for each supplier and type of crop input.

     On March 9, 1998, the Company amended the asset backed securitized financing program which increased the maximum available borrowing amount under the facility to $205 million. The other terms of the agreement remain in effect.

     In conjunction with the securitized financing program, Ag Services maintains an $8.5 million revolving bank line of credit through fiscal 1999. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for three interest rate alternatives, including (i) variable base rate advances requiring monthly interest payments at 0.5% above the banks' prime rate or 9.0% at February 28, 1998, (ii) variable rate advances requiring monthly interest payments at 2.5% above Fed Fund rates of 8.0% at February 28, 1998, or (iii) fixed rate advances requiring interest payments upon maturity at 2.0% above LIBOR or 7.4375%, 7.4765% and 7.5391 for 30, 60, or 90 day maturities, respectively, at February 28, 1998. The agreement requires that the total outstanding borrowings be repaid in full for 10 consecutive days during the Company's fiscal second quarter.

     The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requires the company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. The company was in compliance with these covenants at February 28, 1998. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations.


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

     The Company believes that the financial resources available to it, including its bank line of credit and its asset backed securitized financing program, its equity, and internally generated funds, will be sufficient to finance the Company and its operations in the foreseeable future.


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

     The Company has been advised by the respective vendors of its principal financial systems that these systems are in compliance with the upcoming millennium change. Testing of these systems will take place in 1998. In addition, a detailed review of older process control systems is presently being conducted to determine any changes necessary. If required, changes to these systems will be completed in the latter half of 1998. Since the Company's principal financial systems are understood to be Year 2000 compliant, the costs associated with changes to the remaining systems are expected to be immaterial.

McGladrey & Pullen, LLP
 Certified Public Accountants and Consultants


     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
Ag Services of America, Inc.
Cedar Falls, Iowa



We have audited the accompanying consolidated balance sheets of Ag Services of America, Inc. and its subsidiary as of February 28, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended February 28, 1998 and 1997, and February 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ag Services of America ,Inc. as of February 28, 1998 and 1997, and the results of their operations and their cash flows for the years ended February 28, 1998 and 1997, and February 29, 1996 in conformity with generally accepted accounting principles.


                                   McGladrey & Pullen, LLP

Waterloo, Iowa
April 24, 1998


201 Tower Park Drive, Suite 103
P. O. Box 2656
Waterloo, Iowa 50704-2656
(319) 235-7091  FAX (319) 235-7476

   AG SERVICES OF AMERICA, INC.

    CONSOLIDATED BALANCE SHEETS
    February 28, 1998 and 1997
      (Dollars in Thousands)
                         ASSETS (Note 3)           1998        1997
                                               ----------- -----------
CURRENT ASSETS
  Cash and cash equivalents                           $174        $880
  Customer notes receivable, less allowance for
    doubtful notes and reserve for discounts
    1998 $2,660; 1997 $1,609 (Notes 2 and 6)        71,379      43,246
  Accounts receivable                                  422         209
  Inventories                                        2,972       2,841
  Foreclosed assets held for sale                      144         431
  Prepaid expenses                                   1,242       1,487
  Prepaid income taxes                                 757         196
  Deferred income taxes, net (Note 5)                  293         642
                                               ----------- -----------
                 Total current assets              $77,383     $49,932
                                               ----------- -----------

LONG-TERM RECEIVABLES AND OTHER ASSETS
  Customer notes receivable, less allowance
    for doubtful notes 1998 $1,340; 1997 $1,156    $13,696      $9,561
    (Note 2)
  Foreclosed assets held for sale                       48         167
  Loan origination fees, less accumulated
    amortization 1998 $114; 1997 None                  457         - -
  Deferred income taxes, net (Note 5)                  124         433
                                               ----------- -----------
                                                   $14,325     $10,161
                                               ----------- -----------

EQUIPMENT, less accumulated depreciation
  1998 $1,059; 1997 $776                            $1,540        $680
                                               ----------- -----------
                                                   $93,248     $60,773
                                               =========== ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable, inluding current maturities       $39,328     $21,000
     (Note 3)
  Outstanding checks in excess of bank balances      1,793         - -
  Accounts payable                                   1,654         956
  Accrued expenses, including due to officers
       1998 $383; 1997 $301                            802         601
                                               ----------- -----------
                 Total current liabilities         $43,577     $22,557
                                               ----------- -----------
LONG-TERM LIABILITIES
  Notes payable, less current maturities            $5,915        $- -
     (Note 3)
                                               ----------- -----------
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)

STOCKHOLDERS' EQUITY (Note 3)
  Capital stock, common, no par or stated value;
    authorized 10,000,000 shares; issued 1998
    5,177,154 shares; 1997 5,135,719 shares        $22,307     $21,948
    (Notes 6 and 8)
  Retained earnings                                 21,449      16,268
                                               ----------- -----------
                                                   $43,756     $38,216
                                               ----------- -----------
                                                   $93,248     $60,773
                                               =========== ===========

See Notes to Consolidated Financial Statements.

   AG SERVICES OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Amounts)

                                    Year Ended  Year Ended   Year Ended
                                   February 28, February 28, February 29,
                                       1998        1997        1996
                                    ---------   ---------    ---------
Net revenues:
  Farm inputs                         $172,717    $137,443    $106,869
  Financing income                      13,356      10,204       7,817
                                   ----------- ----------- -----------
                                      $186,073    $147,647    $114,686
                                   ----------- ----------- -----------
Cost of revenues:
  Farm inputs                         $162,197    $127,698     $98,280
  Financing expense                      5,536       4,768       4,258
  Provision doubtful notes (Note 2)      2,963       2,290       1,863
                                   ----------- ----------- -----------
                                      $170,696    $134,756    $104,401
                                   ----------- ----------- -----------
                                       $15,377     $12,891     $10,285

Operating expenses (Notes 4 and 7)       7,316       6,216       5,422
                                   ----------- ----------- -----------
         Income before income taxes     $8,061      $6,675      $4,863

Federal and state income taxes           2,880       2,329       1,730
   (Note 5)
                                   ----------- ----------- -----------
              Net income                $5,181      $4,346      $3,133
                                   =========== =========== ===========

Earnings per share (Notes 6 and 8):
    Basic                                $1.01       $0.95       $0.89
                                   =========== =========== ===========

    Diluted                              $0.96       $0.84       $0.73
                                   =========== =========== ===========

Weighted average shares (Notes 6 and 8):
    Basic                            5,155,186   4,578,720   3,538,603
                                   =========== =========== ===========

    Diluted                          5,424,977   5,352,257   5,201,231
                                   =========== =========== ===========

See Notes to Consolidated Financial Statements.

   AG SERVICES OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended February 28, 1998 and 1997, and February 29, 1996
      (Dollars in Thousands)
                                               Capital Stock
                                                ----------
                                      Shares                 Retained
                                      Issued      Amount     Earnings    Total
                                     -------     -------     --------   ------
Balance, February 28, 1995           3,482,634      $7,871      $8,789  $16,660
  Net income                               - -         - -       3,133    3,133
  Issuance of 22,050 shares of capital
    stock upon the exercise of
    options (Note 6)                    22,050          99         - -       99
  Issuance of 106,666 shares of capital
    stock upon the exercise of
    warrants (Note 6)                  106,666         528          --      528
                                   ----------- ----------- ----------- --------
Balance, February 29, 1996           3,611,350      $8,498     $11,922  $20,420
   Net income                              - -         - -       4,346    4,346
  Issuance of 35,400 shares of capital
    stock upon the exercise of
    options (Note 6)                    35,400         282         - -      282
  Issuance of 1,300 shares of capital
    stock under stock purchase plan
    (Note 6)                             1,300          16          --       16
  Issuance of 1,487,669 shares of
   capital stock upon conversion of
   subordinated debentures (Note 3)  1,487,669      13,152          --   13,152
                                   ----------- ----------- ----------- --------
Balance, February 28, 1997           5,135,719     $21,948     $16,268  $38,216
    Net income                             - -         - -       5,181    5,181
  Issuance of 40,035 shares of capital
   stock upon the exercise of
   options (Note 6)                     40,035         337         - -      337
  Issuance of 1,400 shares of capital
   stock under stock purchase plan
   (Note 6)                              1,400          22          --       22
                                   ----------- ----------- ----------- --------
Balance, February 28, 1998           5,177,154     $22,307     $21,449  $43,756
                                   =========== =========== =========== ========

See Notes to Consolidated Financial Statements.

   AG SERVICES OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)
                                    Year Ended  Year Ended    Year Ended
                                   February 28, February 28,  February 29,
                                       1998        1997          1996
                                   -----------  -----------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                            $5,181      $4,346      $3,133
  Adjustments to reconcile net income to
   net cash(used in) operating activities:
    Depreciation                           308         236         203
    Amortization                           114          22          86
    Deferred income taxes                  658         (55)        (60)
    (Gain)loss on sale of equipment          7          (5)         (2)
    (Gain) on sale of foreclosed                                    --
     assets held for sale                  (23)         (6)
    Change in assets and liabilities:
         (Increase) in customer                                (11,295)
          notes receivable             (32,564)    (13,138)
         (Increase) decrease in
          accounts receivable             (213)        (91)         43
         (Increase) decrease in
          inventories                     (131)        234        (639)
         (Increase) decrease in
          prepaid income taxes            (561)        (89)          3
         Increase in accounts payable
          and accrued expenses             899         441         399
         Other prepaids, net               245       2,956      (2,042)
                                   ----------- ----------- -----------
              Net cash (used in)
              operating activities    ($26,080)    ($5,149)   ($10,171)
                                   ----------- ----------- -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of equipment         $22         $34         $17
   Proceeds from sale of foreclosed
    assets held for sale                 1,342       4,845       1,681
   Purchase of equipment                (1,197)       (344)       (281)
   Purchase of foreclosed assets
    held for sale                         (617)     (1,713)     (3,141)
                                   ----------- ----------- -----------
              Net cash (used in)
               investing activities      ($450)     $2,822     ($1,724)
                                   ----------- ----------- -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term
    borrowings                        $169,404     $83,875     $71,200
   Principal payments on short-term
    borrowings                        (151,076)    (82,725)    (58,450)
   Proceeds from long-term
    borrowings                           5,915         - -          --
   Principal payments on long-term
    borrowings                             - -         (39)         --
   Increase in excess of outstanding
    checks over bank balances            1,793         - -          --
   Loan origination fees                  (571)        - -          --
   Proceeds from issuance of
    capital stock, net (Note 6)            359         298         627
   (Decrease) in capital stock related
      to subordinated debenture
      conversion expenses                  - -         (11)        - -
                                   ----------- ----------- -----------
                Net cash provided
                 by financing
                 activities            $25,824      $1,398     $13,377
                                   ----------- ----------- -----------
                Increase (decrease)
                 in cash and cash
                 equivalents             ($706)      ($929)     $1,482

CASH AND CASH EQUIVALENTS
   Beginning                               880       1,809         327
                                   ----------- ----------- -----------
   Ending                                 $174        $880      $1,809
                                   =========== =========== ===========

SUPPLEMENTAL DISCLOSURES OF CASH
     FLOW INFORMATION
   Cash payments for:
      Interest                          $5,130      $4,826      $4,197
      Income taxes                      $2,783      $2,473      $1,786

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES
   7% convertible subordinated
     debentures converted to common
     stock, net of unamortized debt
     issue costs (Note 3)                 $- -     $13,141        $- -
   Customer notes receivable transferred
     to foreclosed assets held for
     resale                               $656        $994        $367
   Contract sale of foreclosed
    assets held for sale                 ($360)      ($623)      ($143)

See Notes to Consolidated Financial Statements.

                       AG SERVICES OF AMERICA, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Nature of Business and Significant Accounting Policies

     Nature of business:

          The Company's operations consist primarily of the retail sale of farm inputs to agricultural producers located primarily in thirty midwestern and south central states through direct financing of these farm inputs on credit terms that the Company establishes for its customers.

     Basis of presentation:

          The consolidated financial statements include the accounts of Ag Services of America, Inc. (The Company) and its subsidiary, Ag Acceptance Corporation, which is wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

          According to the terms related to the asset backed securitized financing program as described in Note 3. of the consolidated financial statements, the company formed Ag Acceptance Corporation, a wholly owned, special purpose corporation.

          Unless otherwise noted, all dollar amounts presented are in thousands except per share amounts.

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

          Due to the nature of the Company's operations, the majority of revenues are generated in the months of April through June of each fiscal year. The Company's debt financing requirements to fund operations corresponds with the revenue cycle. Historically, the percentage of net revenues recognized in each quarter has approximated the following:

               First quarter, March 1 to May 31             44%
               Second quarter, June 1 to August 31          32%
               Third quarter, September 1 to November 30     9%
               Fourth quarter, December 1 to February 28    15%

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

          Customer notes receivable are considered impaired when based on current information and events, it is probable the Company will not be able to collect all amounts due. The portion of the allowance for doubtful notes applicable to collateral dependent impaired (nonaccrual) customer notes receivable has been computed based on the fair value of the collateral. The entire change in the fair value of the collateral of a collateral dependent impaired (nonaccrual) customer note receivable is reported as a change in the provision for doubtful notes. Financing income is not
                              -24-
          recognized on impaired (nonaccrual) customer notes receivable until all principal has been collected.

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

     Equipment and depreciation:

          Equipment, primarily transportation and office equipment, is carried at cost and is depreciated using declining-balance methods over the estimated useful lives ranging from five to seven years.

     Loan origination fees:

          Loan origination fees are deferred and amortized using the straight-line method over the five year life of the respective loan agreement.

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

     Earnings per share:

          In 1997, the financial Accounting Standards Board issues Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. In computing diluted earnings per share, the dilutive effect of stock options during the periods presented as well as the effect of contingently issuable shares also increase the weighted average number of shares.

          The Company initially applied Statement No. 128 for the year ended February 28, 1998 and has restated all per share information for prior years to conform to Statement No. 128.

     Reclassifications:

          Certain prior years' amounts have been reclassified, with no effect on net income or retained earnings, to conform to the fiscal 1998 financial statement presentation.

     Recently issued accounting standards:

          In June 1997, the Financial Accounting Standards Board
          (FASB) issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", both of which are required to be adopted for fiscal years beginning after December 15, 1997. SFAS No. 130 will require the Company to report in its financial statements all non-owner related changes in equity for the periods being reported. SFAS No. 131 will require the Company to disclose revenues, earnings, and other financial information pertaining to the business segments by which the Company is managed, as well as, what factors management used to determine these segments. The Company is currently evaluating the requirements of SFAS No. 130 and 131 to determine how to present the required information in its financial statements and related disclosures.

Note 2.   Customer Notes Receivable

     Customer notes receivable consist of the following:

                                       As of           As of
                                    February 28,    February 28,
                                        1998           1997
                                    ------------    ------------

1993 spring accounts                    $--            $925
1994 spring accounts                  1,495           2,393
1995 spring accounts                  2,534           4,365
1996 spring accounts                  2,684          22,198
1996 fall accounts                       39              42
1997 spring accounts                 31,742          21,821
1997 fall accounts                     --                81
1998 spring accounts                 40,352              --
1998 fall accounts                      103              --
Intermediate accounts                10,126           3,747
                                    --------        -------
                                    $89,075         $55,572
Less reserve for discounts            1,200             528
                                    -------         -------
                                    $87,875         $55,044
Less allowance for
          doubtful notes              2,800           2,237
                                    --------        --------
                                    $85,075         $52,807
                                   ==========      ==========

The amount of principal and accrued and unpaid interest applicable to the customer notes receivable were as follows:

                                   As of           As of
                                February 28,     February 28,
                                    1998            1997
                                ------------     ------------
Principal                          $87,377          $54,439
Accrued interest                     1,698            1,133
                                ------------     ------------
  Total                            $89,075          $55,572
                                ============     ============

Accrued interest is primarily included on the balance sheet with current customer notes receivable.

Impaired (nonaccrual) customer notes receivable are summarized as follows:
                                   As of           As of
                                  February 28,     February 28,
                                    1998            1997
                                 ------------      -----------
Principal                           $7,046            $7,104
 Accrued interest                      171               207
                                 -----------      ------------
 Total                              $7,217            $7,311
                                 ===========      ============

Allowance provide for impaired
 (nonaccrual) notes, included
 in allowance for doubtful
 notes                           $1,114,000        $1,337,000
                                 ==========        ==========

Average balance of impaired
 (nonaccrual) customer notes
 receivable outstanding
 during fiscal year              $8,069,000        $8,744,000
                                 ==========       ===========

Number of customers                    72           102

The Company collected and recorded $121 and $210 of interest income on impaired (nonaccrual) notes receivable during fiscal
1998 and 1997, respectively.

It is the Company's policy to obtain a lien on the customer's growing crop, along with an assignment of the customer's federal crop insurance and government farm program payments, if available. The Company extends discounts to customers paying their notes on or before September 15 for fall accounts and January 15 for north spring accounts and January 31 for south spring accounts ranging from 1% to 3%. The notes bear interest from 8.0% to 12.0% for fixed rate notes and from prime to 4.0% above the prime rate as listed in the WALL STREET JOURNAL (currently 8.5% at February 28, 1998) for variable rate notes.

Due to the Company's customers' marketing strategies and the timing of their receiving payment on insurance claims and government subsidies, it is the Company's normal operating policy to carry customer notes receivable past their due date of September 15 for fall accounts and January 15 for north spring accounts and January 31 for south spring accounts. The amount of customer notes receivable that were past due at February 28, 1998 and 1997, and February 29, 1996 was $38,494,
$29,881 and $25,692, respectively.

Changes in the allowance for doubtful notes are summarized as follows:
                             Year Ended   Year Ended   Year Ended
                            February 28, February 28, February 29,
                                1998         1997         1996
                            ------------ ------------ ------------
Balance, beginning            $2,237       $2,146      $2,105
 Provision charged to
  operating expense            2,963        2,290       1,863
 Recoveries of
  charged-off notes              141           70          21
 Notes charged-off           (2,541)      (2,269)     (1,843)
                         ------------   ------------ -----------
Balance, ending               $2,800       $2,237      $2,146
                          ===========    ==========  ==========


             The following table shows the Company's classification of its customer notes receivable:

                        February 28, 1998
               --------------------------------------------------------------------
               Acceptable (1)
               ------------------
              Small    Large    Watch (2) Sub-         Doubtful (4) Loss (5)  Total
              Accounts Accounts           stantard (3)
              -------- -------- --------- ------------ ------------ --------  -----
1994 spring
   accounts        $0       $0         $0       $1,328         $103    $64   $1,495
1995 spring
   accounts         0        0        236        1,749          392    157    2,534
1996 spring
   accounts       437        0        936          880          237    194    2,684
1996 fall
   accounts        34        0          0            5            0      0     39
1997 spring
   accounts    12,110   11,084      7,926          599           23      0   31,742
              -------  -------     ------     ---------      ------- ----- --------
Total past
       due    $12,581  $11,084     $9,098       $4,561         $755   $415  $38,494
1998 spring
  accounts    $22,388  $17,964         $0           $0           $0     $0  $40,352
1998 fall
   accounts       103        0          0            0            0      0     103
Intermediate
   accounts     3,366    6,728         32            0            0      0   10,126
              -------- -------    --------      -------       ------   ---- -------
              $25,857  $24,692        $32           $0           $0     $0  $50,581
              -------- -------    --------      -------       ------   ---- -------
Total customer
 notes
 receivable   $38,438  $35,776     $9,130       $4,561         $755   $415  $89,075
              =======  =======     ======       ======         ====   ====  =======

                        February 28, 1998
              ---------------------------------------------------------------------
              Acceptable (1)
              ------------------
              Small    Large    Watch (2) Sub-         Doubtful (4) Loss (5)  Total
              Accounts Accounts           stantard (3)
              -------- -------- --------- ------------ ------------ --------  -----
1993 spring
   accounts        $0       $0        $0         $772         $123      $30    $925
1994 spring
   accounts         1        0       560        1,585          167       80   2,393
1995 spring
   accounts       962      917       994        1,388          104        0   4,365
1996 spring
   accounts     8,734    8,112     3,186        1,765          200      201  22,198
              -------    -----     -----     --------       -------   ----- -------
Total past
        due    $9,697   $9,029    $4,740       $5,510         $594     $311 $29,881
             --------   ------    ------     --------       -------   ----- -------
1996 fall
   accounts       $32       $0        $0          $10           $0       $0    $42
1997 spring
   accounts    15,078    6,743         0            0            0        0  21,821
1997 fall
   accounts        81        0         0            0            0        0    81
Intermediate
   accounts     1,750    1,949        48            0            0        0   3,747
              -------  -------   -------     ---------     --------   ------ ------
              $16,941   $8,692       $48          $10           $0       $0 $25,691
              -------  -------   -------     ---------     --------   ------ ------
Total customer
 notes
 receivable   $26,638  $17,721    $4,788       $5,520         $594     $311 $55,572
              ======= ========   =======       ======        ======   ===== =======

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

Note 3.   Pledged Assets, Related Debt and Subsequent Event

     On March 11, 1997, the Company implemented an asset backed securitized financing program with a maximum available borrowing amount of $135 million. This facility replaces the $100 million line of credit used in fiscal 1997. Under the terms of the five year facility, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a newly formed, wholly owned, special purpose subsidiary of the Company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market. At February 28, 1998 and 1997, the Company had a maximum amount available under the asset backed securitization financing program of approximately $0.9 million and $26.8 million, respectively, based on a borrowing base computation as provided by agreement. The total outstanding under the asset backed securitization financing program at February 28, 1998 and 1997 was $36,743 and none, respectively.


     On March 9, 1998, the Company amended the asset backed securitized financing program which increased the maximum available borrowing amount under the facility to $205 million. The other terms of the agreement remain in effect.

     In conjunction with the securitized financing program, Ag Services maintains an $8.5 million revolving bank line of credit through fiscal 1999. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for three interest rate alternatives, including (i) variable base rate advances requiring monthly interest payments at 0.5% above the banks' prime rate or 9.0% at February 28, 1998, (ii) variable rate advances requiring monthly interest payments at 2.5% above Fed Fund rates or 8.0% at February 28, 1998, or (iii) fixed rate advances requiring interest payments upon maturity at 2.0% above LIBOR or 7.4375% and 7.4765% and 7.5391% for 30, 60, or 90 days maturities, respectively, at February 28, 1998. All borrowings are collateralized by substantially all assets of the Company.
     The agreement requires that the total outstanding borrowings be repaid in full for 10 consecutive days during the company's fiscal second quarter. At February 28, 1998 and 1997, the Company had a maximum amount available under the revolving line of credit of none and $8.5 million, respectively, based on the borrowing base computation as provided by the agreement. The total outstanding under the revolving line of credit at February 28, 1998 and 1997 was $8,500 and none, respectively.

     The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requires the Company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. The Company was in compliance with these covenants at February 28, 1998. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations.

     In fiscal 1997, the Company had a line of credit agreement with a syndicate of banks, under which they could borrow up to $100,000,000 in current notes payable based on a percentage of customer notes receivable. At February 28, 1997, the Company had a maximum additional amount available on its line of approximately $10.9 million based on a percentage of customer notes receivable as provided by the line of credit agreement. The agreement allowed for three interest rate alternatives, including (i) variable base rate advances requiring monthly interest payments at the banks' prime rate, (ii) variable rate advances requiring monthly interest payments at two percent above Fed Fund rates, of
     (iii) fixed rate advances requiring interest payments upon maturity at one and one half percent above LIBOR for 30, 60, or 90 day maturities. The total outstanding under this line of credit agreement at February 28, 1997 was $21,000.

     On April 23, 1998, the Company negotiated an additional bank line of credit with a maximum available borrowing amount of $20 million. The line of credit is accessible to cover the Company's funding requirements for its intermediate loan program. The terms of the two year agreement allow for three interest rate alternatives, including (i) variable base rate advances requiring monthly interest payments at 0.5% above the banks' prime rate, (ii) variable rate advances requiring monthly interest payments at 2.5% above Fed Fund rates, or
     (iii) fixed rate advances requiring interest payments upon maturity at 2.0% above LIBOR for 30, 60, or 90 days maturities. All borrowings are collateralized by substantially all assets of the Company. The agreement contains various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, loans to stockholders, and requires the Company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless the banks' written consent is obtained. Advances under the line of credit agreement are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations. At April 23, 1998, approximately $5,924 was available based on the borrowing base computation as provided by the agreement.

Total amounts outstanding under all above agreements are
summarized below:
                             As of          As of
                          February 28,   February 29,
                            1998           1997
                          ------------   ------------
Asset backed securitization
   financing program         $36,743           $--
$8.5 million revolving
   line of credit              8,500            --
$100 million bank line
   of credit                      --         21,000
$20 million bank line
   of credit                      --             --
                             ---------     ---------
        Total debt            $45,243       $21,000
Less current maturities        39,328        21,000
                              -------      ---------
        Long-term debt         $5,915          $--
                              ========     =========

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

On June 7, 1996, the company called for redemption or conversion of all of its outstanding 7% Convertible Subordinated Debentures due 2003 (the "Debentures"). From June 7, 1996 through July 10, 1996, the redemption date, the company issued 1,487,669 shares of common stock upon conversion of $13,761 of debentures and redeemed $39 of Debentures as full settlement of all $13,800 of the Debentures outstanding at that date.

Note 4.   Commitments and Contingencies

     Lease Commitments

          The Company has entered into a three-year noncancelable agreement to lease its office space, which expires April 30, 2001, and requires minimum annual rentals, plus the payment of normal maintenance and insurance. The Company has the option to extend the lease for one year to April 30, 2002. The total minimum rental commitment at February 28, 1998 is $608 which is due as follows:

               Year ending February:
                    1999                     $188
                    2000                      193
                    2001                      193
                    2002                       32

                                             ----
                                             $606
                                             ====

          The total rental expense included in the income statements for the years ended February 28, 1998 and 1997 and February 29, 1996 was $168, $153, and $115
          respectively.

Other commitments:

          In the normal course of business, the Company makes various commitments, which are not reflected in the accompanying financial statements. These include commitments to supply farm inputs to customers. At February 28, 1998 and 1997 and February 29, 1996, the Company had approximately $69,151 and $50,180, respectively, in commitments to supply farm inputs. No material losses or liquidity demands are anticipated as a result of these commitments.

Contingencies:

          The Company is named in lawsuits in the ordinary course of business. Counsel for the Company have advised the Company, while the outcome of various legal proceedings is not certain, it is unlikely that these proceedings will result in any recovery which will materially affect the financial position or operating results of the Company.

          The availability of lines of credit to finance operations and the existence of a multi-peril crop insurance program are essential to the Company's operations. If the federal multi-peril crop insurance program currently in existence was terminated or negatively modified and no comparable private or government program was established, this could have a material adverse effect on the Company's future operations. The government has from time to time evaluated the federal multi-peril crop insurance program and is likely to review the program in the future, but there can be no assurance of the outcome of such evaluations.

Note 5.   Income Taxes

     Net deferred tax assets consist of the following components:

                                As of         As of
                              February 28,  February 28,
                                 1998          1997
                              ------------ -------------
Deferred tax assets:
 Allowance for doubtful notes    $1,036         $837
 Reserve for discounts              444          197
 Inventory allowances                 8            8
 Accrued vacations                   40           34
                              ------------ -------------
                                 $1,528          $1,076
                              ------------ -------------
Deferred tax liabilities,
 Customer notes receivable       $1,110            $--
 Depreciation                         1              1
                              ------------ -------------
                                 $1,111             $1
                              ------------ -------------
                                   $417         $1,075
                              ============ =============

The deferred tax amounts mentioned above have been classified on the accompanying balance sheet as follows:

                                 As of         As of
                              February 28,  February 28,
                                 1998          1997
                              ------------ -------------
Current assets                    $293          $642
Noncurrent assets                  124           433
                              ------------ --------------
                                  $417        $1,075
                              ============ ==============

Income tax expense is made up of the following components:

                    Year Ended   Year Ended    Year Ended
                    February 28, February 28, February 29,
                        1998         1997          1996
                   ------------- ------------ ------------
Current tax expense:
 Federal              $1,901       $2,097      $1,592
 State                   321          287         198
                    ------------ ------------ ------------
                      $2,222       $2,384      $1,790
Deferred tax expense     658         (55)       ( 60)
                    ------------ ------------ ------------
                      $2,880       $2,329      $1,730
                    ============ ============ ============
Total reported tax expense applicable to the Company's operations varies from the amount that would have resulted by applying the effective federal income tax rate to income before income taxes for the following reasons:

                    Year Ended   Year Ended   Year Ended
                    February 28, February 28, February 29,
                       1998         1997         1996

                    ------------ ------------ ------------

Federal statutory rate   35.0%       35.0%        35.0%
State tax expense, net
 of federal income tax
 benefit                  4.0%        4.3%         4.1%
Other, net               (3.3%)      (4.4%)       (3.5%)
Effective tax rate       35.7%       34.9%        35.6%
                    ============ ============ ============

Note 6.   Employee Stock Plans and Capital Stock

At February 28, 1998, the Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the two fixed stock option plans. Had compensation cost for the two stock based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

                         Year Ended   Year Ended   Year Ended
                         February 28, February 28, February 29,
                            1998         1997         1996
                        ------------- ------------ ------------
Net income
 As reported             $5,181       $4,346       $3,133
 Pro forma               $5,042       $4,255       $3,084

Basic earnings per share
 As reported              $1.01        $0.95        $0.89
 Pro forma                $0.98        $0.93        $0.87

Diluted earnings per share
 As reported              $0.96        $0.84        $0.73
 Pro forma                $0.93        $0.83        $0.72

Stock options plans:

On May 30, 1991 the Company adopted its "1991 Stock Option Plan" which provides for the issuance of a maximum of 300,000 shares of common stock to directors, officers, employees or other persons. Options granted under the stock option plan may be either "incentive stock options" or "non qualified stock options." As designated by the Board of Directors, the stock option plan is administered by the officers of the Company, who designate the type of option to be granted, the number of options to be granted, the number of shares of common stock to be covered by each option (subject to a specified maximum number of shares of common stock which may be purchased under all options granted), the exercise price, the period during which the options are exercisable, the method of payment and certain other terms. The exercise price for each share of common stock covered by an option is determined by the Board of Directors or the committee, except (i) the exercise price for an incentive stock option may not be less than the fair market value, at the time the option is granted, of the stock subject to the option and (ii) the exercise price for a non qualified stock option may not be less than 85% of the fair market value, at the time the option is granted, of the stock subject to the option. The exercise price for an incentive stock option granted to any individual who owns stock, at the time of the grant, possessing more than 10% of the voting power of the capital stock of the Company may not be less than 110% of such fair market value on the date of the grant. No more than $100,000 of stock vesting during any calendar year per person will qualify for incentive stock option treatment. Options are nontransferable, other than by will or the laws of descent and distribution, and may be exercised only by the optionee while employed by or providing services to the Company or within three months after termination of employment by reason of retirement or six months following termination of employment resulting from death or permanent disability. Options expire no later than ten years from the date of grant, provided that incentive stock options granted to employees owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries expire five or fewer years from the date of grant.

On August 3, 1993 the Stockholders of the Company adopted its "1993 Stock Option Plan" which provides for the issuance of a maximum of 200,000 shares of common stock to directors, officers, employees or other persons. The other provisions of the 1993 Stock Option Plan are the same as provisions of the 1991 Stock Option Plan discussed above. On August 1, 1995 the stockholders of the Company approved a proposal to amend its "1993 Stock Option Plan" to increase the maximum number shares of common stock issuable to directors, officers, employees or other persons from 200,000 to 400,000 shares. The other provisions of the 1993 Stock Option Plan remained the same as previously discussed above. At February 28, 1998 and 1997, the total shares available for future grant under the 1991 and 1993 plans, combined, were 126,575 and 140,650 shares, respectively.

Fixed Stock Option Plans:

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in fiscal 1998, 1997 and 1996, respectively: risk-free interest rates of 5.8%, 6.8% and 6.6%; expected lives of 7 for all years; price volatility of 26.2%, 28.7% and 28.7% and no expected dividends.

The following table summarizes the options to purchase shares of the Company's common stock under the two option plans combined:

                                   Stock Options
                              ------------------------------------
                                                       Weighted
                                                       Average
                              Outstanding         Exercise Price
                              -----------         ---------------
Balance at February 28, 1995   466,700                 $6.14
Granted                         79,900                 $8.89
Exercised                      (22,050)                $4.51
Canceled                       (26,150)                $8.07
                              ----------          ---------------
Balance at February 29, 1996   498,400                 $6.55
Granted                         25,000                $14.35
Exercised                      (35,400)                $7.97
Canceled                       (19,400)                $8.84
                              -----------         ---------------
Balance at February 28, 1997    468,600                $6.76
Granted                          43,300               $17.51
Exercised                       (40,035)               $8.65
Canceled                        (29,225)              $11.77
                             -------------        ---------------
Balance at February 28, 1998    442,640                $7.31
                             =============        ===============


                                   Number of Options
                        ------------------------------------------
                              1998        1997        1996
                              ----        ----        ----

Exercisable, end of year    349,190     328,175      303,150
                           ========     =======    =========

Weighted-average fair value
  per option of options
  granted during the year     $7.40       $6.67        $4.11
                              =====       =====        =====

Options are exercisable over varying periods ending on February 28, 2008.

A further summary of the fixed options outstanding at February 28, 1998 is as follows:

                         Options Outstanding            Options Exercisable
                    -------------------------------  --------------------------
                              Weighted
                              Average     Weighted                    Weighted
                              Remaining   Average                     Average
Range of         Number     Contractual   Exercise     Number         Exercise
Exercise Prices  Outstanding     Life        Price     Exercisable    Price
---------------  ----------- -----------  --------     -----------    --------
$3.50 to $3.88     194,100        3.27       $3.52        194,100        $3.52
$5.63 to $7.88      67,930        6.21       $6.95         53,292        $6.97
$8.00 to $9.88     121,460        6.58       $9.25         96,049        $9.38
$10.88 to $19.13    59,150        9.42      $16.16          5,749       $12.98
                 ----------- -----------  --------     -----------    --------
                   442,640        5.45       $7.31        349,190        $5.82
                 =========== ===========  ========     ===========    ========

     Capital stock:

     In connection with the Company's initial public offering, the Company, on August 13, 1991, received $1,000 for the issuance of stock purchase warrants to the Underwriter to purchase an aggregate 200,000 shares of the Company's common stock. The exercise price of the warrants is $4.95 per share (120% of the initial per share price to the public) and expired on August 1, 1996. For the years ended February 28, 1998 and 1997 and February 29, 1996, none, none, and 106,666 warrants, respectively, were exercised. At February 28, 1998 and 1997, no warrants were outstanding.

     In August 1995, the Company's Board of Directors approved the "1995 Stock Purchase Plan" which allows directors, officers and all other employees of the Company to purchase common stock directly from the Company, subject to certain restrictions. Shares may be purchased at (i) the closing price of the stock on the trading day immediately preceding the purchase date or (ii) the cost at which the shares may be purchased in the open market, exclusive of brokerage commissions and fees. An aggregate of 150,000 authorized but unissued shares are reserved for issuance under the plan. The stock purchase plan is administered by the Company and is subject to termination or amendment by the Board of Directors at any time. At February 28, 1998 and 1997 and February 29,
     1996, 1400, 1,300   and none shares, respectively, were
     purchased under this plan.

     In total, 716,515 shares of Common Stock are reserved for issuance under the plans discussed above.

Note 7.   Employee Benefits

     In July, 1991 the Company entered into contractual employment and noncompetition agreements, extended through July 1, 2000, with its three top officers who are also directors of the Company, each of which provides for (i) a base salary adjustable annually, (ii) payment of an annual bonus to each of these persons in the amount of 2% of the Company's pretax income in excess of $2.5 million, (iii) $250 thousand in life insurance coverage and (iv) receipt of other Company benefits including use of an automobile. The total amount of the annual bonus included as compensation expense for the years ended February 28, 1998 and 1997 and February 29, 1996 was $354, $265 and $150, respectively.

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

     For the years ended February 28, 1998 and 1997, February 29, 1996, $78, $64 and $54, respectively, was contributed to employee accounts including $19, $18 and $20, respectively, contributed to the accounts of the Company's executive officers.

Note 8.   Earnings Per Share

     In compliance with Financial Accounting Standards Board Statement No. 128, "Earnings per Share," issued in February 1997, the Company has changed its method of computing earnings per share effective with the fourth quarter of fiscal 1998. All prior periods presented have been restated to conform to the new requirements which exclude contingently issuable shares and the dilutive effect of stock options from the number of weighted average shares used in the computation of
     basic earnings per share.  The effect of Statement     128 on
     diluted earnings per share is immaterial compared to previously disclosed fully diluted earnings per share. Basic and diluted earnings per share are calculated as follows:



                                   Year Ended   Year Ended   Year Ended
                                   February 28, February 28, February 29,
                                       1998         1997         1996
                                   ------------ ------------ ------------
Basic earnings per share:
  Net income available to
    stockholders - basic                $5,181       $4,346        $3,133
                                   ============ ============ =============

Weighted average shares
   outstanding - basic                5,155,186   4,578,720      3,538,603
                                   ============ ============ ==============

Basic earnings per share                  $1.01       $0.95         $0.89
                                   ============ ============ ==============

Diluted earnings per share:
   Net income available to
     stockholders - basic                $5,181      $4,346        $3,133
Effect of charge to
     operations assuming
     conversion of 7%
     convertible subordinated
     debentures, net of taxes                --         167           672
                                   ------------- ------------ -------------
Net income available to
     common stockholders -
     diluted                             $5,181      $4,513        $3,805
                                   ============= ============ =============
Weighted average shares
   outstanding - basic                5,155,186   4,578,720     3,538,603
Effect of dilutive securities:
   Employee stock options               269,791     237,870       145,758
Stock purchase warrants                   --           --          24,978
Assumed conversion of
     7% convertible
     subordinated debentures              --        535,667     1,491,892
                                   ------------- ----------- -------------
Weighted average shares -
   diluted                            5,424,977   5,352,257     5,201,231
                                   ============= =========== =============

Diluted earnings per share                $0.96       $0.84         $0.73
                                   ============= =========== =============

At February 28, 1998 and 1997, and February 29, 1996, respectively, 34,900, 17,800, and 10,900 employee stock options were outstanding but were not included in computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

Note 9.   Customer Credit Operations

     Customer credit operations were as follows:


                         Year Ended   Year Ended   Year Ended
                         February 28, February 28, February 29,
                            1998         1997         1996
                         ------------ ------------ ------------
Financing income             $13,356      $10,204      $7,817
                         ------------ ------------ ------------
Direct costs:
 Financing expense            $5,536       $4,768      $4,258
 Payroll and related costs     1,917        1,722       1,506
 Credit report services           61           23          14
 Legal fees                      423          428         512
 Provision for doubtful
  notes                        2,963        2,290       1,863
                         ------------- ------------ -----------
   Total direct costs        $10,900       $9,231      $8,153
                         ------------- ------------ -----------
Net financing income (loss)   $2,456          $973      ($336)
                         ============= ============ ===========

The above results do not reflect any allocation of corporate overhead expenses.

CORPORATE DATA

Annual Meeting

All shareholders are welcome to attend our annual meeting, which will be held at 10:30 a.m. on Thursday, August 13, 1998, at the Company's corporate headquarters. Any shareholders who will be unable to attend are encouraged to send questions and comments in writing, to Brad D. Schlotfeldt, Vice President Finance and Treasurer, at our corporate headquarters.

Stock Market Information

The Company's common stock is traded on the New York Stock Exchange under the symbol ASV.

As of February 28, 1998, there were 5,177,154 shares of common stock outstanding. At that date, there were 172 shareholders of record and approximately 3,100 shareholders for whom securities firms acted as nominees.

Transfer Agent

Norwest Bank Minnesota, N.A.
Stock Transfer Department
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
612/450-4064 or 800/468-9716

Form 10-K

Shareholders who wish to obtain, without charge, a copy of our annual report on form 10-K, filed with the Securities and Exchange Commission for the fiscal year ended February 28, 1998, may do so by writing Brad D. Schlotfeldt, Vice President Finance and
Treasurer, at corporate headquarters.

Investor Relations Contact

Shareholders and prospective investors are welcome to call or write Ag Services with questions or requests for additional information. Inquiries should be directed to corporate headquarters to the attention of:

Brad D. Schlotfeldt
Vice President Finance and Treasurer
(319) 277-0261
E-mail:  bschlotf@agservices.com

Corporate Headquarters
2302 West First Street
Thunder Ridge Court
P.O. Box 668
Cedar Falls, IA 50613
(319) 277-0261

Independent Public Accountants

McGladrey & Pullen, LLP
201 Tower Park Drive, Suite 103
P.O. Box 2656
Waterloo, IA 50704

Internet Address

Ag Services makes Company information available electronically via a site on the World Wide Web. This site is regularly updated and includes information on the Company's products and services, press releases, and key publications such as the annual report. The Company's Internet address is www.agservices.com.

BOARD OF DIRECTORS

Hank C. Jungling, Jr.         President and Chief
                              Executive Officer
                              Ag Services of America, Inc.

Gaylen D. Miller              Chairman of the Board
                              Ag Services of America, Inc.

Kevin D. Schipper             Chief Operating Officer
                              Ag Services of America, Inc.

James D. Gerson               Senior Vice President
                              Fahnestock & Co., Inc.

Michael Lischin               Attorney at Law

Ervin J. Mellema              Operating Principal
                              Campbell Mellema Insurance, Inc.
                              and Campbell Mellema Realty


OFFICERS

Hank C. Jungling, Jr.         President and Chief
                              Executive Officer

Gaylen D. Miller              Chairman of the Board

Kevin D. Schipper             Chief Operating Officer

Todd J. Ryan                  Vice President Sales

Brad D. Schlotfeldt           Vice President Finance and Treasurer

Eunice M. Schipper            Vice President Credit

Neil H. Stadlman              Vice President Credit Administration