Form 10-K, Exhibit 13
period 1999-02-28
AG SERVICES OF AMERICA INC
filed 1999-06-01
CIK 875354

AG SERVICES OF AMERICA, INC.

                              EXHIBIT 13.1


                         FORM OF ANNUAL REPORT TO
                    SHAREHOLDERS FYE FEBRUARY 28, 1998

                                 FINANCIAL HIGHLIGHTS
                                ----------------------

                                               1999     1998     1997     1996     1995
                                              ------   ------   ------   ------   ------
                                      (expressed in thousands, except per share amounts)
Earnings:
  Net revenues                               $225,293 $186,073 $147,647 $114,686 $87,331
  Net revenues increase                         21.1%    26.0%    28.7%    31.3%   33.2%
  Net income                                   $6,493   $5,181   $4,346   $3,133  $2,402
  Net income as a percentage of net revenues     2.9%     2.8%     2.9%     2.7%    2.8%
  Return on beginning stockholders' equity      14.8%    13.6%    21.3%    18.8%   16.9%

  Per share data:*
      Net income:
          Basic                                $1.25    $1.01    $0.95    $0.89   $0.69
          Diluted                              $1.20    $0.96    $0.84    $0.73   $0.60
      Book value                               $9.71    $8.45    $7.44    $5.65   $4.78

  Weighted average shares:*
          Basic                                5,204    5,155    4,579    3,539    3,478
          Diluted                              5,431    5,425    5,352    5,201    5,151

Financial position:
  Working capital                            $39,390  $33,806  $27,375  $23,611  $21,546
  Total assets                              $134,644  $93,248  $60,773  $55,186  $38,277
  Stockholders' equity                       $50,537  $43,756  $38,216  $20,421  $16,660


                       Quarterly Common Stock Prices
                       -----------------------------
                                       First   Second    Third   Fourth
                                      Quarter  Quarter  Quarter Quarter
                                      -------  -------  ------- -------
1999
    High                              $18 1/4  $18 1/2  $15 9/16 $15 1/2
    Low                               $16 5/8  $11 5/8  $11 5/8  $13

1998
    High                              $18 7/8  $20 3/16 $19 3/4  $18 3/8
    Low                               $13 3/4  $15 7/8  $17 7/16 $14 7/8


       FOURTEEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                               February  February  February  February  February  February  February
                                 1999      1998      1997      1996      1995      1994      1993
                              --------- --------- --------- --------- --------- --------- ---------
Statement of Income Data:
Net revenues:
 Farm inputs                   $205,591  $172,717  $137,443  $106,869   $81,936   $61,644   $51,088
 Financing income                19,702    13,356    10,204     7,817     5,395     3,910     3,474
                              --------- --------- --------- --------- --------- --------- ---------
Total net revenues             $225,293  $186,073  $147,647  $114,686   $87,331   $65,554   $54,562
                              --------- --------- --------- --------- --------- --------- ---------

Cost of revenues:
 Farm inputs                   $192,811  $162,197  $127,698   $98,280   $75,247   $56,296   $46,447
 Financing expense                9,434     5,536     4,768     4,258     2,784     1,720     1,308
 Provision for doubtful notes     4,035     2,963     2,290     1,863     1,409     1,050       812
                              --------- --------- --------- --------- --------- --------- ---------
Total cost of revenues         $206,280  $170,696  $134,756  $104,401   $79,440   $59,066   $48,567
                              --------- --------- --------- --------- --------- --------- ---------

Income before operating expenses
  and income taxes              $19,013   $15,377   $12,891   $10,285    $7,891    $6,488    $5,995
Operating expenses                8,935     7,316     6,216     5,422     4,128     3,404     3,094
                              --------- --------- --------- --------- --------- --------- ---------

Income before income taxes      $10,078    $8,061    $6,675    $4,863    $3,763    $3,084    $2,901
 Fed and state income taxes       3,585     2,880     2,329     1,730     1,361     1,117     1,045
                              --------- --------- --------- --------- --------- --------- ---------
Net income                       $6,493    $5,181    $4,346    $3,133    $2,402    $1,967    $1,856
                              ========= ========= ========= ========= ========= ========= =========

Earnings per share:
 Basic                            $1.25     $1.01     $0.95     $0.89     $0.69     $0.58     $0.55
                              ========= ========= ========= ========= ========= ========= =========

 Diluted                          $1.20     $0.96     $0.84     $0.73     $0.60     $0.52     $0.53
                              ========= ========= ========= ========= ========= ========= =========

Cash dividnds per common share    $ --      $ --      $ --      $ --      $ --      $ --      $ --
                              ========= ========= ========= ========= ========= ========= =========

Weighted average shares:
 Basic                        5,203,976 5,155,186 4,578,720 3,538,603 3,478,144 3,408,192 3,360,542
                              ========= ========= ========= ========= ========= ========= =========

 Diluted                      5,430,781 5,424,977 5,352,257 5,201,231 5,150,556 4,893,838 3,524,278
                              ========= ========= ========= ========= ========= ========= =========

                               February  February  February  February  February  February  February
                                 1999      1998      1997      1996      1995      1994      1993
                              --------- --------- --------- --------- --------- --------- ---------
Balance Sheet Data:
Working capital                 $39,390   $33,806   $27,375   $23,611   $21,546   $23,034    $8,531
Total assets                    134,644    93,248    60,773    55,186    38,277    28,786    20,983
Short-term debt                  61,817    39,328    21,000    19,850     7,100        --     8,000
Stockholders' equity             50,537    43,756    38,216    20,421    16,660    14,198    11,760

       FOURTEEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                               February  February  February  February  February  February  February
                                 1992      1991      1990      1989      1988      1987     1986*
                              --------- --------- --------- --------- --------- --------- ---------
Statement of Income Data:
Net revenues:
 Farm inputs                    $33,062   $27,443   $21,236    $9,451    $4,176    $2,833       $10
 Financing income                 2,472     1,983     1,515       512       184       165        --
                              --------- --------- --------- --------- --------- --------- ----------
Total net revenues               35,534    29,426    22,751     9,963     4,360     2,998        10
                              --------- --------- --------- --------- --------- --------- ----------

Cost of revenues:
 Farm inputs                    $30,355   $25,131   $19,215    $8,541    $3,728    $2,441       $--
 Financing expense                  913     1,039     1,241       365       129       116        --
 Provision for doubtful notes       471       375       451        53        37        10        --
                              --------- --------- --------- --------- --------- --------- ----------
Total cost of revenues          $31,739   $26,545   $20,907    $8,959    $3,894    $2,567       $--
                              --------- --------- --------- --------- --------- --------- ----------

Income before operating expenses
  and income taxes               $3,795    $2,881    $1,844    $1,004      $466      $431       $10
Operating expenses                1,941     1,637     1,399       585       408       377        31
                              --------- --------- --------- --------- --------- --------- ----------

Income before income taxes       $1,854    $1,244      $445      $419       $58       $54      ($21)
 Fed and state income taxes         676       446       183       159        18         7        --
                              --------- --------- --------- --------- --------- --------- ----------
Net income                       $1,178      $798      $262      $260       $40       $47      ($21)
                              ========= ========= ========= ========= ========= ========= ==========

Earnings per share:
 Basic                            $0.42     $0.42     $0.22     $0.22     $0.03     $0.04    ($0.02)
                              ========= ========= ========= ========= ========= ========= ==========

 Diluted                          $0.42     $0.42     $0.22     $0.22     $0.03     $0.04    ($0.02)
                              ========= ========= ========= ========= ========= ========= ==========

Cash dividnds per common share      $--       $--       $--       $--       $--       $--       $--
                              ========= ========= ========= ========= ========= ========= ==========
Weighted average shares:

 Basic                        2,784,864 1,910,116 1,179,802 1,179,802 1,179,802 1,179,802 1,179,802
                              ========= ========= ========= ========= ========= ========= ==========

 Diluted                      2,822,166 1,910,116 1,179,802 1,179,802 1,179,802 1,179,802 1,179,802
                              ========= ========= ========= ========= ========= ========= ==========

                               February  February  February  February  February  February  February
                                 1992      1991      1990      1989      1988      1987     1986*
                              --------- --------- --------- --------- --------- --------- ---------
Balance Sheet Data:
Working capital                  $7,908    $3,470      $358      $281       $36       $14      ($32)
Total assets                     13,971     7,231     3,952     1,421       355       195        39
Short-term debt                   3,500     2,265       308       636       126        15        52
Stockholders' equity              9,839     4,001       588       326        66        26       (21)

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

General

Fiscal 1999 marks the eleventh consecutive year Ag Services has reached record levels of sales and earnings. Compared to fiscal 1998, the Company's annual net revenues rose 21% to $225.3 million and net income grew 25% to $6.5 million. The Company reported basic and diluted earnings per share of $1.25 and $1.20, respectively, compared to $1.01 and $.96 per share, respectively, in fiscal 1998.

Subsequent to fiscal 1999 year end, the Company negotiated an increase in the asset backed securitized financing program of $70 million to a maximum available amount of $275 million. The increase in the facility should provide the Company adequate financing for fiscal 2000.

Results of Operations

Selected Operating Results

The following table sets forth the dollars and percentages of net revenues by the selected items in the Consolidated Statements of Income of the Company.

                  Dollars (in thousands) and Percentage of Total Net Revenue
                      Year Ended           Year Ended           Year Ended
                   February 28, 1999   February 28, 1998   February 28, 1997
                   -----------------   -----------------   -----------------
Net revenues:
 Farm inputs        $205,591   91.3%    $172,717   92.8%    $137,443   93.1%
 Financing income     19,702    8.7%      13,356    7.2%      10,204    6.9%
                   ---------  ------    --------  ------    --------  ------
Total net revenues  $225,293  100.0%    $186,073  100.0%    $147,647  100.0%
                   ---------  ------    --------  ------    --------  ------

Cost of revenues:
 Farm inputs        $192,811   85.6%    $162,197   87.1%    $127,698   86.5%
 Financing expense     9,434    4.2%       5,536    3.0%       4,768    3.2%
 Provision for
  doubtful notes       4,035    1.8%       2,963    1.6%       2,290    1.6%
                    --------  ------    --------  ------     -------  ------
Total cost of
 revenues           $206,280  100.0%    $170,696   91.7%    $134,756   91.3%
                    --------  ------    --------  ------    --------  ------
Income before
 operating expenses
 and income taxes    $19,013    8.4%     $15,377    8.3%     $12,891    8.7%
Operating expenses     8,935    4.0%       7,316    4.0%       6,216    4.2%
                    --------   -----    --------  ------     -------  ------
Income before
 income taxes        $10,078    4.4%      $8,061    4.3%      $6,675    4.5%

Federal and state
 income taxes          3,585    1.5%       2,880    1.5%       2,329    1.6%
                    --------   -----     -------  ------      ------  ------

Net income            $6,493    2.9%      $5,181    2.8%      $4,346    2.9%
                    ========   =====     =======  ======     =======  ======

Net Revenues

  Net revenues in fiscal 1999 increased 21% to $225.3 million, compared with $186.1 million in 1998, and $147.6 million in 1997. Financing income as a percentage of net revenues increased to 8.7% in fiscal 1999 from 7.2% in 1998 and 6.9% in 1997. The increase in fiscal 1999 financing income as a percentage of net revenues reflects the additional $2.6 million in financing income generated from the new servicing and marketing agreement with a major national agricultural supplier. The net revenues associated with this agreement are primarily financing income as the Company finances the farm input purchases and cash advances of customers of the agricultural supplier. This agreement was renewed by the Company for the 1999 crop year with expected levels of financing similar to that of fiscal 1999. The increase in fiscal 1998 financing income as a percentage of net revenues was a result of growth in the Company's intermediate term financing program from $3.7 million outstanding in fiscal 1997 to $10.1 million outstanding in fiscal 1998. For the last three fiscal years over 95% of the Company's customers have had variable rate notes, which allows the Company to pass interest rate risk onto its customers. The number of customers in fiscal 1999 increased 10% to 1,358 compared to 1,235 in 1998 and 1,078 in 1997. The average net revenue generated by each customer increased 10% to $165,900 in fiscal 1999, compared with $150,700 in 1998 and $137,000 in 1997.
The Company achieved these record net revenue levels through increased marketing and sales efforts in our 30 state market area.

Cost of Revenues

  The total cost of revenues was 91.6% of net revenues for fiscal 1999, which decreased from 91.7% of net revenues in 1998, which increased from 91.3% of net revenues in 1997. The decrease in total cost of revenues as a percentage of net revenues in fiscal 1999 was attributed to the increase in gross margin on financing income resulting from the servicing and marketing agreement discussed above. The increase in total cost of revenues as a percentage of net revenues in fiscal 1998 is a result of a decrease in gross margin on the sale of farm inputs. The gross margin on farm inputs, alone, remained relatively constant at 6.2% and 6.1% for fiscal 1999 and 1998 respectively, while decreasing from 7.2% in fiscal 1997. The decrease in gross margin on the sale of farm inputs in 1999 and 1998 was primarily the result of a change in product sales mix from higher to lower margin farm inputs. This change in sales mix was primarily due to the growth of our average customer size, as larger farming operations require a larger percentage of cash advances for land rental, fuel and irrigation, which are lower margin sales. In addition to the sales mix changes, larger seed volume discounts granted to customers in fiscal 1999 and 1998 relative to the prior year also contributed to the decline in farm input margins. These larger volume discounts given were also due to the growth in the average size of Ag Services' customers. The margin declines in farm inputs was, however, offset by an increase in financing margins. In fiscal 1999, margin on financing increased to $10.3 million from $7.8 million in 1998 and $5.4 million in 1997. The increase in financing margin in fiscal 1999 and 1998 was due to the following two reasons. In March of 1997, the Company reduced their cost of borrowing by nearly 100 basis points as a result of implementing the asset backed securitized financing program. Secondly, the new servicing and marketing agreement mentioned above resulted in an additional $1.3 million of gross margin on financing income for 1999. The average interest rate on the Company's financing agreements decreased from 7.9% in fiscal 1997 to 7.3% in fiscal 1998 and 7.1% in fiscal 1999. Financing expense, as a cost of revenue, is directly affected by changes in the prevailing prime, LIBOR, and commercial paper interest rates under the Company's financing agreements. The Company establishes interest rates for customers each year based on the Company's anticipated financing expenses and competitive influences in the market. For fiscal 1999, 1998, and 1997, the Company offered variable rate notes to customers ranging from prime to 4.0% above prime. This allowed the Company to limit exposure to interest rate risk. The provision for doubtful notes, as a percentage of net revenues, increased to 1.8% in 1999 as compared to 1.6% in fiscal 1998 and 1997. The increase in provision for doubtful notes as a percentage of net revenues is a result of the Company's recorded provision for doubtful notes related to the $38.6 million of originations under the new servicing and marketing agreement discussed above.

Operating Expenses

  Operating expenses remained constant at 4.0% of net revenues in fiscal 1999 and 1998 which declined from 4.2% of net revenues in 1997. The decrease in fiscal 1998 is the result of Management's continuing efforts to control expenses as well as operating economies achieved. The increase in operating expenses is primarily due to the increase in payroll to $4.7 million in fiscal 1999 from $3.9 million in 1998 and $3.4 in 1997. This is the result of the Company adding employees as well as general wage rate increases to existing employees. The balance of the increase in operating expenses is attributed principally to the Company's growth.

Net Income

  Net income increased 25% to $6.5 million in fiscal 1999, compared with $5.2 million in 1998 and $4.3 million in 1997. The increase in net income is attributable to the increase in net revenues, increase in financing income related to the new servicing and marketing agreement and interest savings associated with the asset backed securitized financing program.

Seasonality

  The Company's revenues and income are directly related to the growing cycle for crops. Accordingly, quarterly revenues and income vary during each fiscal year. The following table shows the Company's quarterly net revenues and net income for fiscal 1999 and 1998. This information is derived from unaudited financial statements, which include, in the opinion of management, all normal and recurring adjustments which management considers necessary for a fair statement of results of those periods. The operating results for any quarter are not necessarily indicative of the results for any future period.

                               Fiscal 1999 Quarter Ended
              -------------------------------------------------------------
                May 31        August 31      November 30       February 28
               --------       ---------      -----------       -----------
                                (Dollars in Thousands)
Net revenues   $101,529        $69,397        $16,447            $37,920

Net income       $2,429         $2,276         $1,407               $381


                               Fiscal 1998 Quarter Ended
              -------------------------------------------------------------
                May 31        August 31      November 30        February 28
               --------       ---------      -----------        -----------
                                (Dollars in Thousands)
Net revenues    $80,775        $58,943        $14,225             $32,130

Net income       $1,922         $1,934         $1,018                $307

Except for the Eastern Cornbelt, the Company's primary market area experienced a normal 1998 crop planting season. Wet weather conditions in the Eastern Cornbelt caused reduced sales of fertilizer, as well as some shifting from corn to soybean production. The result was an estimated 2% reduction in revenues and earnings for fiscal 1999.

Inflation

  The Company does not believe the Company's net revenues and income from continuing operations were significantly impacted by inflation or changing prices in fiscal 1998, 1997 or 1996.

Future Adoption of Financial Accounting Standard

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement must be adopted no later than March 1, 2000, although earlier application is permitted. The Company is currently evaluating the impact of adopting SFAS No. 133.

Liquidity and Capital Resources

  Due to the seasonality of the Company's revenues and the terms of its notes receivable, the Company is required to finance the carrying of its revenues as notes receivable for a majority of its fiscal year. As a result, the Company's need for capital has increased significantly due to its rapid growth. At February 28, 1999 and 1998, the Company had approximately $84.0 million and $69.2 million respectively, in commitments to supply farm inputs.

  The Company has funded its operating requirements and growth through a combination of retained earnings, equity capital, trade credit and bank and commercial paper borrowings. For the fiscal years ended February 28, 1999, 1998 and 1997, the Company financed its purchase of farm inputs from the following sources in the respective percentages indicated: bank and commercial paper borrowings 75.8%, 69.1% and 67.2%; trade credit 5.1%, 5.6% and 6.0%; and equity 19.1%, 25.3% and 26.8%. The increase in bank and commercial paper borrowings as a percentage of farm input purchases is a result of the Company's decision to finance more of its farm input purchases through the favorable terms of commercial paper borrowings. Capital expenditures have been financed through bank borrowings and equipment leasing. The Company's principal source of working capital has been bank and commercial paper borrowings, retained earnings, a $2.5 million sale of common stock by the Company, the $4.7 million from its initial public offering of common stock in August 1991, and the $12.9 million from its convertible subordinated debenture offering in April 1993, which was converted to common stock in fiscal 1997. In March 1997, the Company negotiated a $135 million asset backed securitized financing program through February 2002. This facility was amended and increased to $205 million in March of 1998. The facility replaced the $100 million bank line of credit in fiscal 1997. The Company's asset back securitized financing program can be drawn upon based on a percentage of customer notes receivable. Historically, the Company has borrowed generally up to the full amount available on its facility. The total outstanding under bank and commercial paper borrowings as of February 28, 1999, 1998 and 1997, was $55.3 million, $45.2 million, and $21.0 million, respectively, with an additional maximum amount available of approximately $16,000, $900,000 and $10,900,000, respectively, based on a percentage of customer notes receivable as provided by the agreements. The agreements are collateralized by a lien on substantially all of the Company's assets. Under the terms of the five year asset backed securitized financing program, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a wholly owned, special purpose subsidiary of the company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market. The Company may make these interest rate elections at any time during each fiscal year in which the agreement is in effect and for any amount. The terms of the Company's trade credit vary for each supplier and type of crop input.

  Subsequent to year end the Company amended the asset backed securitized financing program which increased the maximum available borrowing amount under the facility to $275 million and extended the terms an additional two years through 2004. The $70 million increase above the current $205 million facility is a three year note with interest at a variable cost of LIBOR plus 25 basis points. The other terms of the agreement remain substantially in effect.

  In conjunction with the securitized financing program, Ag Services maintains an $8.5 million revolving bank line of credit through fiscal 2000. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for three variable interest rate alternatives based on prime, Fed Fund rates, or LIBOR (current effective rates range from 6.965% to 8.25% at February 28, 1999). The agreement requires that the total outstanding borrowings be repaid in full for 10 consecutive days during the Company's fiscal second quarter.

  The Company entered into a two year bank line of credit, through 2000, with a maximum available borrowing amount of $12 million. The line of credit is accessible to cover the Company's funding requirements for its intermediate loan program. The terms of the agreement allow for three variable interest rate alternatives based on prime, Fed Fund rates, or LIBOR (current effective rates range from 6.965% to 8.25% at February 28, 1999). All borrowings are collateralized by substantially all assets of the Company. At February 28, 1999 and 1998 the Company had a maximum amount available under the revolving line of credit of $55,000 and none, respectively, based on the borrowing base computation as provided by the agreement. The total outstanding under the revolving line of credit at February 28, 1999 and 1998 was $6.5 million and none, respectively.

     The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requires the company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. The company was in compliance with these covenants at February 28, 1999. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations.

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

Year 2000

  The Company has established a company-wide plan to prepare our information technology systems and non-information technology systems with embedded technology applications for the Year 2000 issue. The plan includes identification and assessment of critical functions, compliance plan development, testing and contingency planning. The respective vendors of the principal financial systems have advised the Company, that these systems are in compliance with the upcoming millenium change. With the assistance of an outside consultant, the Company has determined the Company's information systems will be Year 2000 compliant. Additionally, the Company has scheduled the final testing phase to be completed during the second quarter of fiscal 2000; allowing ample time for any necessary remedial measures, in the event of any unforeseen problems. The Company is in the process contacting third parties as to the state of their Year 2000 readiness. Questionnaires are being sent out during the second quarter of fiscal 2000 to major suppliers, vendors and banks. The responses to these questionnaires will allow the Company to choose alternative suppliers, where appropriate, to fulfill customer orders.

  Costs associated with Year 2000 issues are estimated to be approximately $30,000 from 1998 through 2000, of which $2,000 has already been spent to date. The Company has excluded the costs from the above estimates associated with information specialists already on staff. These cost estimates assume that the Company will not incur any significant Year 2000 costs associated with third party non-compliance. Based upon its review efforts to date, the Company believes that future external and internal costs to be incurred to address Year 2000 issues will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

  Our most likely worst case scenario is the temporary inability of our suppliers to provide our customers with the farm inputs they require on a timely basis. Due to the uncertainty of the Year 2000 compliance with third parties, including governmental agencies, the Company can not reasonably estimate the financial effects of the worst case scenario. Through the development and use of a contingency plan, which will be finalized by the end of second quarter of fiscal 2000, the Company hopes to mitigate all potential problems associated with the Year 2000 issue.

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

McGladrey & Pullen, LLP                                    RSM
 Certified Public Accountants and Consultants              international


     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
Ag Services of America, Inc.
Cedar Falls, Iowa



We have audited the accompanying consolidated balance sheets of Ag Services of America, Inc. and its subsidiary as of February 28, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended February 28, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ag Services of America ,Inc. as of February 28, 1999 and 1998, and the results of their operations and their cash flows for the years ended February 28, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.


                                   /s/ McGladrey & Pullen, LLP
                                   McGladrey & Pullen, LLP

Waterloo, Iowa
April 23, 1999

                AG SERVICES OF AMERICA, INC.

                CONSOLIDATED BALANCE SHEETS
                 February 28, 1999 and 1998
                   (Dollars in Thousands)
           ASSETS (Note 3)                         1999        1998
                                               ----------- -----------
CURRENT ASSETS
  Cash and cash equivalents                            $67        $174
  Customer notes receivable, less allowance for
    doubtful notes and reserve for discounts
    1999 $4,440; 1998 $2,660 (Notes 2 and 6)       106,211      71,379
  Accounts receivable                                  515         422
  Inventories                                        2,818       2,972
  Foreclosed assets held for sale                      836         144
  Prepaid expenses                                   3,695       1,242
  Prepaid income taxes                                  --         757
  Deferred income taxes, net (Note 5)                  872         293
                                               ----------- -----------
                 Total current assets             $115,014     $77,383
                                               ----------- -----------

LONG-TERM RECEIVABLES AND OTHER ASSETS
  Customer notes receivable, less allowance
    for doubtful notes 1999 $1,755; 1998 $1,340    $16,899     $13,696
    (Note 2)
  Foreclosed assets held for sale                       --          48
  Loan origination fees, less accumulated
    amortization 1999 $235; 1998 $114                  352         457
  Deferred income taxes, net (Note 5)                  650         124
                                               ----------- -----------
                                                   $17,901     $14,325
                                               ----------- -----------

EQUIPMENT, less accumulated depreciation
  1999 $1,406; 1997 $1,059                          $1,729        $802
                                               ----------- -----------
                                                  $134,644     $93,248
                                               =========== ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable, inluding current maturities       $61,817     $39,328
     (Note 3)
  Outstanding checks in excess of bank balances      9,986       1,793
  Accounts payable                                   1,732       1,654
  Income taxes payable                                 536          --
  Accrued expenses, including due to officers
       1999 $546; 1998 $383                          1,553         802
                                               ----------- -----------
                 Total current liabilities         $75,624     $43,577
                                               ----------- -----------
LONG-TERM LIABILITIES
  Notes payable, less current maturities            $8,483      $5,915
     (Note 3)                                  ----------- -----------

COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)

STOCKHOLDERS' EQUITY (Note 3)
  Capital stock, common, no par or stated value;
    authorized 10,000,000 shares; issued 1999
    5,212,604 shares; 1998 5,177,154 shares        $22,595     $22,307
    (Notes 6 and 8)
  Retained earnings                                 27,942      21,449
                                               ----------- -----------
                                                   $50,537     $43,756
                                               ----------- -----------
                                                  $134,644     $93,248
                                               =========== ===========

See Notes to Consolidated Financial Statements.

                 AG SERVICES OF AMERICA, INC.

              CONSOLIDATED STATEMENTS OF INCOME
         Years Ended February 28, 1999, 1998 and 1997
       (Dollars in Thousands, Except Per Share Amounts)

                                       1999        1998         1997
                                    ---------   ---------    ---------
Net revenues:
  Farm inputs                         $205,591    $172,717    $137,443
  Financing income                      19,702      13,356      10,204
                                   ----------- ----------- -----------
                                      $225,293    $186,073    $147,647
                                   ----------- ----------- -----------
Cost of revenues:
  Farm inputs                         $192,811    $162,197    $127,698
  Financing expense                      9,434       5,536       4,768
  Provision doubtful notes (Note 2)      4,035       2,963       2,290
                                   ----------- ----------- -----------
                                      $206,280    $170,696    $134,756
                                   ----------- ----------- -----------
                                       $19,013     $15,377     $12,891

Operating expenses (Notes 4 and 7)       8,935       7,316       6,216
                                   ----------- ----------- -----------
         Income before income taxes    $10,078      $8,061      $6,675

Federal and state income taxes           3,585       2,880       2,329
   (Note 5)
                                   ----------- ----------- -----------
              Net income                $6,493      $5,181      $4,346
                                   =========== =========== ===========

Earnings per share (Notes 6 and 8):
    Basic                                $1.25       $1.01       $0.95
                                   =========== =========== ===========

    Diluted                              $1.20       $0.96       $0.84
                                   =========== =========== ===========

Weighted average shares (Notes 6 and 8):
    Basic                            5,203,976   5,155,186   4,578,720
                                   =========== =========== ===========

    Diluted                          5,430,781   5,424,977   5,352,257
                                   =========== =========== ===========

See Notes to Consolidated Financial Statements.

                 AG SERVICES OF AMERICA, INC.

        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          Years Ended February 28, 1999, 1998 and 1997
                  (Dollars in Thousands)
                                               Capital Stock
                                                ----------
                                      Shares                 Retained
                                      Issued      Amount     Earnings    Total
                                     -------     -------     --------   ------
Balance, February 29, 1996           3,611,350      $8,498     $11,922  $20,420
  Net income                                --          --       4,346    4,346
  Issuance of 35,400 shares of capital
    stock upon the exercise of
    options (Note 6)                    35,400         282          --      282
  Issuance of 1,300 shares of capital
    stock under stock purchase plan
    (Note 6)                             1,300          16          --       16
  Issuance of 1,487,669 shares of
   capital stock upon conversion of
   subordinated debentures (Note 3)  1,487,669      13,152          --   13,152
                                   ----------- ----------- ----------- --------
Balance, February 28, 1997           5,135,719     $21,948     $16,268  $38,216
  Net income                                --          --       5,181    5,181
  Issuance of 40,035 shares of capital
   stock upon the exercise of
   options (Note 6)                     40,035         337          --      337
  Issuance of 1,400 shares of capital
   stock under stock purchase plan
   (Note 6)                              1,400          22          --       22
                                   ----------- ----------- ----------- --------
Balance, February 28, 1998           5,177,154     $22,307     $21,449  $43,756
  Net income                                --          --       5,181    5,181
  Issuance of 34,750 shares of capital
   stock upon the exercise of
   options (Note 6)                     34,750         277          --      277
  Issuance of 700 shares of capital
   stock under stock purchase plan
   (Note 6)                                700          11          --       11
                                   ----------- ----------- ----------- --------
Balance, February 28, 1999           5,212,604     $22,595     $27,942  $50,537
                                   =========== =========== =========== ========

See Notes to Consolidated Financial Statements.

                AG SERVICES OF AMERICA, INC.

           CONSOLIDATED STATEMENTS OF CASH FLOWS
        Years Ended February 28, 1999, 1998 and 1997
                  (Dollars in Thousands)
                                       1999        1998          1997
                                    -----------  -----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                            $6,493      $5,181      $4,346
  Adjustments to reconcile net income to
   net cash(used in) operating activities:
    Depreciation                           435         308         236
    Amortization                           121         114          22
    Deferred income taxes               (1,105)        658         (55)
    (Gain)loss on sale of equipment         (7)          7          (5)
    (Gain) on sale of foreclosed
      assets held for sale                  --         (23)         (6)
    Change in assets and liabilities:
       (Increase) in customer
         notes receivable              (38,586)    (32,564)    (13,138)
       (Increase) in accounts
         receivable                        (93)       (213)        (91)
       (Increase) decrease in
         inventories                       154        (131)        234
       (Increase) decrease in
         prepaid income taxes            1,293        (561)        (89)
       Increase in accounts payable
         and accrued expenses              829         899         441
       Other prepaids, net              (2,453)        245       2,956
                                    ----------- ----------- -----------
          Net cash (used in)
            operating activities      ($32,919)   ($26,080)    ($5,149)
                                    ----------- ----------- -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of equipment          $14         $22         $34
  Proceeds from sale of foreclosed
    assets held for sale                   266       1,342       4,845
  Purchase of equipment                   (631)     (1,197)       (344)
  Purchase of foreclosed assets
    held for sale                         (359)       (617)     (1,713)
                                    ----------- ----------- -----------
          Net cash provided by (used
            in) investing activities     ($710)      ($450)     $2,822
                                    ----------- ----------- -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from short-term
    borrowings                         $37,225    $169,404     $83,875
  Principal payments on short-term
    borrowings                         (37,225)   (151,076)    (82,725)
  Proceeds from long-term
    borrowings                         163,162       5,915          --
  Principal payments on long-term
    borrowings                        (138,105)         --         (39)
  Increase in excess of outstanding
    checks over bank balances            8,193       1,793          --
  Loan origination fees                   (16)        (571)         --
  Proceeds from issuance of
    capital stock, net (Note 6)            288         359         287
                                    ----------- ----------- -----------
             Net cash provided by
               financing activities    $33,522     $25,824      $1,398
                                    ----------- ----------- -----------
             Increase (decrease) in
               cash and cash
               equivalents               ($107)      ($706)      ($929)

CASH AND CASH EQUIVALENTS
   Beginning                               174         880       1,809
                                    ----------- ----------- -----------
   Ending                                  $67        $174        $880
                                    =========== =========== ===========

SUPPLEMENTAL DISCLOSURES OF CASH
     FLOW INFORMATION
   Cash payments for:
      Interest                          $9,304      $5,130      $4,826
      Income taxes                      $3,397      $2,783      $2,473

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES
   7% convertible subordinated
     debentures converted to common
     stock, net of unamortized debt
     issue costs (Note 3)                  $--         $--     $13,141
   Customer notes receivable transferred
     to foreclosed assets held for
     resale                               $622        $656        $994
   Contract sale of foreclosed
    assets held for sale                  ($71)      ($360)      ($623)

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

According to the terms related to the asset backed securitized financing program as described in Note 3. of the consolidated financial statements, the company formed Ag Acceptance Corporation, a wholly-owned, special purpose corporation.

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

Customer notes receivable and allowance for doubtful notes:

Customer notes receivable are stated at the principal amounts outstanding reduced by the reserve for unearned discounts and the allowance for doubtful notes. The reserve for unearned discounts is maintained at an amount considered to be adequate, based on past experience of cash discounts granted. The reserve is increased by provisions recorded as a reduction of revenues and is reduced by cash discounts granted to customers. The allowance for doubtful notes is maintained at an amount considered adequate to provide for losses that reasonably can be anticipated. The allowance is increased by provisions charged to cost of revenues and recoveries of notes previously charged off and is reduced by charge-offs. Management determines the adequacy of the allowance based on an evaluation of the note portfolio, recent note loss experience and other pertinent factors.

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

Loan origination fees:

Loan origination fees are deferred and amortized using the straight-line method over the life of the respective loan agreement.

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

Stock options issued to employees:

In fiscal year 1997, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based
Compensation", which establishes a fair value based method for the financial reporting of its stock-based employee compensation plans. However, as allowed by the new standard, the Company has elected to continue to apply the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the period of service.

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, customer notes and accounts receivable and accounts payable approximates fair value because of the relative short maturity of these instruments. The carrying amount of notes payable approximates fair value because these instruments bear interest at approximate current rates available to the Company for similar borrowings.

Earnings per share:

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. In computing diluted earnings per share, the dilutive effect of stock options during the periods presented as well as the effect of contingently issuable shares also increase the weighted average number of shares.

Reportable operating segments:

Effective March 1, 1998, the Company adopted SFAS No.
131, "Disclosures about Segments of an Enterprise and Related Information." The Company has only one operating segment that meets the quantitative thresholds of SFAS No. 131.

Recently issued accounting standards:

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative
Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement must be adopted no later than March 1, 2000, although earlier application is permitted. The Company is currently evaluating the impact of adopting SFAS No. 133.

Note 2.   Customer Notes Receivable

Customer notes receivable consist of the following:

                                       As of           As of
                                    February 28,    February 28,
                                        1999           1998
                                    ------------    ------------

1994 spring accounts                     $--           $1,495
1995 spring accounts                   1,490            2,534
1996 spring accounts                   1,875            2,684
1996 fall accounts                        45               39
1997 spring accounts                   6,464           31,742
1998 spring accounts                  59,892           40,352
1998 fall accounts                        31              103
1999 spring accounts                  47,599               --
Intermediate accounts                 11,909           10,126
                                    --------          -------
                                    $129,305          $89,075
Less reserve for discounts             2,500            1,200
                                    --------          -------
                                    $126,805          $87,875
Less allowance for
          doubtful notes               3,695            2,800
                                    --------          -------
                                    $123,110          $85,075
                                   =========          =======

The amount of principal and accrued and unpaid interest applicable to the customer notes receivable were as follows:

                                   As of           As of
                                February 28,     February 28,
                                    1999            1998
                                ------------     ------------
Principal                         $126,447          $87,377
Accrued interest                     2,858            1,698
                                ------------     ------------
  Total                           $129,305          $89,075
                                ============     ============

Accrued interest is primarily included on the balance sheet with current customer notes receivable.

Impaired (nonaccrual) customer notes receivable are summarized as follows:
                                    As of             As of
                                  February 28,     February 28,
                                     1999              1998
                                 ------------      -----------
Principal                           $5,971            $7,046
 Accrued interest                      354               171
                                 -----------      ------------
 Total                              $6,325            $7,217
                                 ===========      ============

Allowance provided for impaired
 (nonaccrual) notes, included
 in allowance for doubtful
 notes                                $830            $1,314
                                 ==========        ==========

Average balance of impaired
 (nonaccrual) customer notes
 receivable outstanding
 during fiscal year                 $8,749            $8,069
                                 ==========       ===========

Number of customers                     69                72

The Company collected and recorded $141 and $121 of interest income on impaired (nonaccrual) notes receivable during fiscal
1999 and 1998, respectively.

It is the Company's policy to obtain a lien on the customer's growing crop, along with an assignment of the customer's federal crop insurance and government farm program payments, if available. The Company extends discounts to customers paying their notes on or before September 15 for fall accounts and January 15 for north spring accounts and January 31 for south spring accounts ranging from 1% to 3%. The notes bear interest from 8.0% to 12.0% for fixed rate notes and from prime to 4.0% above the prime rate as listed in the WALL STREET JOURNAL (currently 7.75% at February 28, 1999) for variable rate notes.

Due to the Company's customers' marketing strategies and the timing of their receiving payment on insurance claims and government subsidies, it is the Company's normal operating policy to carry customer notes receivable past their due date of September 15 for fall accounts and January 15 for north spring accounts and January 31 for south spring accounts. The amount of customer notes receivable that were past due at February 28, 1999, 1998 and 1997 was $69,796, $38,494, and
$29,881, respectively.

Changes in the allowance for doubtful notes are summarized as follows:
                             Year Ended   Year Ended   Year Ended
                            February 28, February 28, February 28,
                                1999         1998         1997
                            ------------ ------------ ------------
Balance, beginning             $2,800       $2,237       $2,146
 Provision charged to
  operating expense             4,035        2,963        2,290
 Recoveries of
  charged-off notes               195          141           70
 Notes charged-off             (3,335)      (2,541)      (2,269)
                            ----------    ---------    ---------
Balance, ending                $3,695       $2,800       $2,237
                            ==========    =========    =========


The following table shows the Company's classification of its customer notes receivable:

                                   February 28, 1999
              -------------------------------------------------------------------
                 Acceptable (1)
              -----------------
               Small    Large               Sub-
              Accounts Accounts Watch(2) standard(3) Doubtful(4) Loss(5)  Total
              -------- -------- -------- ----------- ----------- ------- --------
1995 spring
   accounts        $0        $0      $31      $1,131        $328     $0    $1,490
1996 spring
   accounts         0         0        0       1,657         218      0     1,875
1996 fall
   accounts        39         0        0           6           0      0        45
1997 spring
   accounts     1,181     1,183    1,803       2,082         215      0     6,464
1998 spring
   accounts    14,647    29,241   11,324       4,152         528      0    59,892
1998 fall
   accounts        31         0        0           0           0      0        31
              -------   -------  -------    --------      ------  -----  --------
Total past
       due    $15,898   $30,424  $13,158      $9,028      $1,289     $0   $69,797
              -------   -------  -------    --------      ------   ----  --------
1999 spring
   accounts   $27,224   $20,375       $0          $0          $0     $0   $47,599
Intermediate
   accounts     3,992     6,493      611         813           0      0    11,909
              -------   -------  -------      ------      ------    ---  --------
              $31,216   $26,868     $611        $813          $0     $0   $59,508
              -------   -------  -------      ------      ------    ---  --------
Total customer
 notes
 receivable   $47,114   $57,292  $13,769      $9,841      $1,289     $0  $129,305
              =======   =======  =======      ======      ======  =====  ========

                                   February 28, 1998
              -------------------------------------------------------------------
                 Acceptable (1)
              -----------------
               Small    Large               Sub-
              Accounts Accounts Watch(2) standard(3) Doubtful(4)  Loss(5)   Total
              -------- -------- -------- ----------- ----------- --------  ------
1994 spring
   accounts        $0        $0       $0      $1,328        $103    $64    $1,495
1995 spring
   accounts         0         0      236       1,749         392    157     2,534
1996 spring
   accounts       437         0      936         880         237    194     2,684
1996 fall
   accounts        34         0        0           5           0      0        39
1997 spring
   accounts    12,110    11,084    7,926         599          23      0    31,742
              -------   -------   ------    --------      ------  -----  --------
Total past
       due    $12,581   $11,084   $9,098      $4,561        $755   $415   $38,494
              -------   -------   ------    --------      ------   ----  --------
1998 spring
   accounts   $22,388   $17,964       $0          $0          $0     $0   $40,352
1998 fall
   accounts       103         0        0           0           0      0       103
Intermediate
   accounts     3,366     6,728       32           0           0      0    10,126
              -------   -------  -------      ------       -----    ---   -------
              $25,857   $24,692      $32          $0          $0     $0   $50,581
              -------   -------  -------      ------       -----    ---   -------
Total customer
 notes
 receivable   $38,438   $35,776   $9,130      $4,561        $755   $415   $89,075
              =======   =======   ======      ======       =====  =====   =======


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

Note 3.   Pledged Assets, Related Debt and Subsequent Event

The Company entered into a five year asset backed securitized financing program, through fiscal 2002 with a maximum available borrowing amount of $205 million. Under the terms of the facility, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"). Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market. At February 28, 1999 and 1998, the Company had a maximum amount available under the asset backed securitized financing program of approximately $16 and $900, respectively, based on a borrowing base computation as provided by agreement. The total outstanding under the asset backed securitized financing program at February 28, 1999 and 1998 was $55,300 and $36,743, respectively.

Subsequent to year end, the Company amended the asset backed securitized financing program which increased the maximum available borrowing amount under the facility to $275 million and extended the terms an additional two years through 2004. The $70 million increase above the current $205 million facility is a three year term note with interest at a variable cost of LIBOR plus 25 basis points. The other terms of the agreement remain substantially in effect.

In conjunction with the securitized financing program, Ag Services maintains an $8.5 million revolving bank line of credit through fiscal 2000. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for three variable interest rate alternatives based on prime, Fed Fund rates, or LIBOR (current effective rates range from 6.965% to 8.25% at February 28, 1999). All borrowings are collateralized by substantially all assets of the Company. The agreement requires that the total outstanding borrowings be repaid in full for 10 consecutive days during the Company's fiscal second quarter. The total outstanding under the revolving line of credit at February 28, 1999 and 1998 was $8,500.

The Company entered into a two year bank line of credit, through 2000, with a maximum available borrowing amount of $12 million. The line of credit is accessible to cover the Company's funding requirements for its intermediate loan program. The terms of the agreement allow for three variable interest rate alternatives based on prime, Fed Fund rates, or LIBOR (current effective rates range from 6.965% to 8.25% at February 28, 1999). All borrowings are collateralized by substantially all assets of the Company. At February 28, 1999 and 1998 the Company had a maximum amount available under the revolving line of credit of $55 and none, respectively, based on the borrowing base computation as provided by the agreement. The total outstanding under the revolving line of credit at February 28, 1999 and 1998 was $6,500 and none, respectively.

The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requirements that the Company maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. The Company was in compliance with these covenants at February 28, 1999. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations.

Total amounts outstanding under all above agreements are
summarized below:
                             As of          As of
                          February 28,   February 29,
                              1999           1998
                          ------------   ------------
Asset backed securitization
   financing program         $55,300        $36,743
$8.5 million revolving
   line of credit              8,500          8,500
$12 million bank line
   of credit                   6,500             --
                             ---------     ---------
        Total debt            $70,300       $45,243
Less current maturities        61,817        39,328
                             ---------     ---------
        Long-term debt         $8,483        $5,915
                             =========     =========

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

Note 4.   Commitments and Contingencies

Lease Commitments

The Company has entered into a three-year noncancelable agreement to lease its office space, which expires April
30, 2001, and requires minimum annual rentals, plus the payment of normal maintenance and insurance. The Company has the option to extend the lease for one year to April
30, 2002. The total minimum rental commitment at February 28, 1998 is $520 which is due as follows:

               Year ending February:
                    2000                      235
                    2001                      244
                    2002                       41

                                             ----
                                             $520
                                             ====

The total rental expense included in the income statements for the years ended February 28, 1999, 1998 and 1997 was $196, $168, and $153, respectively.

Other commitments:

In the normal course of business, the Company makes various commitments, which are not reflected in the accompanying financial statements. These include commitments to supply farm inputs to customers. At
February 28, 1999, 1998 and 1997 the Company had approximately $84,002, $69,151 and $50,180, respectively, in commitments to supply farm inputs. No material losses or liquidity demands are anticipated as a result of these commitments.

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

Note 5.   Income Taxes

Net deferred tax assets consist of the following components:

                                  As of         As of
                               February 28,  February 28,
                                   1999          1998
                               ------------  ------------
Deferred tax assets:
 Allowance for doubtful notes      $1,367        $1,036
 Reserve for discounts                925           444
 Inventory allowances                   8             8
 Accrued vacations                     54            40
                               ------------  ------------
                                   $2,354        $1,528
                               ------------  ------------
Deferred tax liabilities,
 Customer notes receivable           $832        $1,110
 Depreciation                          --             1
                               ------------  ------------
                                     $832        $1,111
                               ------------  ------------
                                   $1,522          $417
                               ============  ============

The deferred tax amounts mentioned above have been classified on the accompanying balance sheet as follows:

                                 As of         As of
                              February 28,  February 28,
                                 1999          1998
                              ------------ -------------
Current assets                    $872          $293
Noncurrent assets                  650           124
                              ------------ --------------
                                $1,522          $417
                              ============ ==============

Income tax expense is made up of the following components:

                    Year Ended   Year Ended    Year Ended
                    February 28, February 28, February 28,
                        1999         1998         1997
                   ------------- ------------ ------------
Current tax expense:
 Federal               $4,011       $1,901       $2,097
 State                    679          321          287
                    ------------ ------------ ------------
                       $4,690       $2,222       $2,384
Deferred tax expense   (1,105)         658          (55)
                    ------------ ------------ ------------
                       $3,585       $2,880       $2,329
                    ============ ============ ============
Total reported tax expense applicable to the Company's operations varies from the amount that would have resulted by applying the effective federal income tax rate to income before income taxes for the following reasons:

                          Year Ended   Year Ended   Year Ended
                         February 28, February 28, February 28,
                            1999         1998         1997

                         ------------ ------------ ------------

Federal statutory rate       35.0%        35.0%        35.0%
State tax expense, net
 of federal income tax
 benefit                      5.2%         4.0%         4.3%
Other, net                   (4.6%)       (3.3%)       (4.4%)
                         ------------ ------------ ------------
Effective tax rate           35.6%        35.7%        34.9%
                         ============ ============ ============

Note 6.   Employee Stock Plans and Capital Stock

At February 28, 1999, the Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the two fixed stock option plans. Had compensation cost for the two stock based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No.
123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

                         Year Ended   Year Ended   Year Ended
                         February 28, February 28, February 28,
                            1999         1998         1997
                        ------------- ------------ ------------
Net income
 As reported               $6,493       $5,181       $4,346
 Pro forma                 $6,201       $5,042       $4,255

Basic earnings per share
 As reported                $1.25        $1.01        $0.95
 Pro forma                  $1.19        $0.98        $0.93

Diluted earnings per share
 As reported                $1.20        $0.96        $0.84
 Pro forma                  $1.14        $0.93        $0.83

Stock options plans:

On May 30, 1991 the Company adopted its "1991 Stock Option Plan" which provides for the issuance of a maximum of 300,000 shares of common stock to directors, officers, employees or other persons. Options granted under the stock option plan may be either "incentive stock options" or "nonqualified stock options." As designated by the Board of Directors, the stock option plan is administered by the officers of the Company, who designate the type of option to be granted, the number of options to be granted, the number of shares of common stock to be covered by each option (subject to a specified maximum number of shares of common stock which may be purchased under all options granted), the exercise price, the period during which the options are exercisable, the method of payment and certain other terms. The exercise price for each share of common stock covered by an option is determined by the Board of Directors or the committee, except (i) the exercise price for an incentive stock option may not be less than the fair market value, at the time the option is granted, of the stock subject to the option and (ii) the exercise price for a nonqualified stock option may not be less than 85% of the fair market value, at the time the option is granted, of the stock subject to the option. The exercise price for an incentive stock option granted to any individual who owns stock, at the time of the grant, possessing more than 10% of the voting power of the capital stock of the Company may not be less than 110% of such fair market value on the date of the grant. No more than $100,000 of stock vesting during any calendar year per person will qualify for incentive stock option treatment. Options are nontransferable, other than by will or the laws of descent and distribution, and may be exercised only by the optionee while employed by or providing services to the Company or within three months after termination of employment by reason of retirement or six months following termination of employment resulting from death or permanent disability. Options expire no later than ten years from the date of grant, provided that incentive stock options granted to employees owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries expire five or fewer years from the date of grant.

On August 3, 1993 the Stockholders of the Company adopted its "1993 Stock Option Plan" which provides for the issuance of a maximum of 200,000 shares of common stock to directors, officers, employees or other persons. The other provisions of the 1993 Stock Option Plan are the same as provisions of the 1991 Stock Option Plan discussed above. On August 1, 1995 the stockholders of the Company approved a proposal to amend its "1993 Stock Option Plan" to increase the maximum number shares of common stock issuable to directors, officers, employees or other persons from 200,000 to 400,000 shares. The other provisions of the 1993 Stock Option Plan remained the same as previously discussed above. At February 28, 1999 and 1998, the total shares available for future grant under the 1991 and 1993 plans, combined, were 58,525 and 126,575 shares, respectively.

Fixed Stock Option Plans:

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in fiscal

1999, 1998 and 1997, respectively: risk-free interest rates of 5.5%, 5.8%, and 6.8%; expected lives of 7 for all years; price volatility of 25.6%, 26.2% and 28.7% and no expected dividends.

The following table summarizes the options to purchase shares of the Company's common stock under the two option plans combined:

                                        Stock Options
                                -------------------------------
                                                    Weighted
                                                    Average
                                Outstanding      Exercise Price
                                -----------     ---------------
Balance at February 29, 1996      498,400             $6.55
Granted                            25,000            $14.35
Exercised                         (35,400)            $7.97
Canceled                          (19,400)            $8.84
                               -----------      --------------
Balance at February 28, 1997      468,600             $6.76
Granted                            43,300            $17.51
Exercised                         (40,035)            $8.65
Canceled                          (29,225)           $11.77
                               -----------     ---------------
Balance at February 28, 1998      442,640             $7.31
Granted                            87,000            $16.09
Exercised                         (34,750)            $7.96
Canceled                          (18,950)           $14.64
                               -----------     ---------------
Balance at February 28, 1999      475,940             $8.58
                               ===========     ===============

                                   Number of Options
                           ---------------------------------
                              1999        1998        1997
                            -------     -------     --------

Exercisable, end of year    355,414     349,190      328,175
                           ========     =======     ========

Weighted-average fair value
  per option of options
  granted during the year     $6.61       $7.40        $6.67
                              =====       =====        =====

Options are exercisable over varying periods ending on February 28, 2009.

A further summary of the fixed options outstanding at February 28, 1999 is as follows:

                         Options Outstanding           Options Exercisable
                  --------------------------------   -------------------------
                              Weighted
                               Average    Weighted                   Weighted
                              Remaining   Average                    Average
   Range of        Number    Contractual  Exercise      Number       Exercise
Exercise Prices  Outstanding     Life       Price     Exercisable     Price
---------------  ----------- -----------  --------    -----------    --------
$3.50 to $3.88     192,900        2.27       $3.52       192,900        $3.52
$5.63 to $7.88      44,730        5.32       $6.76        43,724        $6.74
$8.00 to $9.88     108,510        5.57       $9.26       104,185        $9.28
$10.88 to $19.13   129,800        9.06      $16.14        14,605       $15.39
                 ----------- -----------  --------    -----------    --------
                   475,940        5.16       $8.58       355,414        $6.09
                 =========== ===========  ========    ===========    ========

Capital stock:

In August 1995, the Company's Board of Directors approved the "1995 Stock Purchase Plan" which allows directors, officers and all other employees of the Company to purchase common stock directly from the Company, subject to certain restrictions. Shares may be purchased at (i) the closing price of the stock on the trading day immediately preceding the purchase date or (ii) the cost at which the shares may be purchased in the open market, exclusive of brokerage commissions and fees. An aggregate of 150,000 authorized but unissued shares are reserved for issuance under the plan. The stock purchase plan is administered by the Company and is subject to termination or amendment by the Board of Directors at any time. At February 28, 1999, 1998 and 1997, 700, 1,400 and 1,300 shares, respectively, were purchased under this plan.

In total, 622,540 shares of Common Stock are reserved for issuance under the plans discussed above.

Note 7.   Employee Benefits

The Company has contractual employment and noncompetition agreements through July 1, 2000 with its three top officers who are also directors of the Company. Each of which provides for (i) a base salary adjustable annually, (ii) payment of an annual bonus in the amount of 2% of the Company's pretax income in excess of $2.5 million, (iii) $250 thousand in life insurance coverage and (iv) receipt of other Company benefits including use of an automobile. The total amount of the annual bonus included as compensation expense for the years ended February 28, 1999, 1998 and 1997 was $480, $354 and
$265, respectively.

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

For the years ended February 28, 1999, 1998 and 1997, $85, $78 and $64, respectively, was contributed to employee accounts including $22, $19 and $18, respectively, contributed to the accounts of the Company's executive officers.

Effective August 13, 1998, the Company established an Employee Incentive Compensation Program. The Company pays bonuses to all eligible employees based on the growth in net revenues and net income. The bonuses range from zero to 8% of all eligible employees calendar year compensation. The total amount of incentive compensation charged to expense for the years ended February 28, 1999, 1998 and 1997 was $118, none and none, respectively, including $13, none and none, respectively, was paid to the Company's executive officers.

Note 8.   Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

                                   Year Ended   Year Ended   Year Ended
                                   February 28, February 28, February 28,
                                       1999         1998         1997
                                   ------------ ------------ ------------
Basic earnings per share:
  Net income available to
    stockholders - basic                $6,493       $5,181       $4,346
                                   ============ ============ ============

Weighted average shares
   outstanding - basic                5,203,976   5,155,186    4,578,720
                                   ============ ============ ============

Basic earnings per share                  $1.25       $1.01        $0.95
                                   ============ ============ ============

Diluted earnings per share:
   Net income available to
     stockholders - basic                $6,493      $5,181       $4,346
Effect of charge to
     operations assuming
     conversion of 7%
     convertible subordinated
     debentures, net of taxes                --          --          167
                                   ------------- ------------ -----------
Net income available to
     common stockholders -
     diluted                             $6,493      $5,181      $4,513
                                   ============= ============ ===========
Weighted average shares
   outstanding - basic                5,203,976   5,155,186    4,578,720
Effect of dilutive securities:
   Employee stock options               226,805     269,791      237,870
   Assumed conversion of 7%
     convertible subordinated
     debentures                              --          --      535,667
                                   ------------- ----------- ------------
Weighted average shares -
   diluted                            5,430,781   5,424,977    5,352,257
                                   ============= =========== ============

Diluted earnings per share                $1.20       $0.96       $0.84
                                   ============= =========== ============

At February 28, 1999, 1998 and 1997, respectively, 101,1001 34,900, and 17,800 employee stock options were outstanding but were not included in computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

Note 9.   Customer Credit Operations

Customer credit operations were as follows:


                          Year Ended   Year Ended   Year Ended
                          February 28, February 28, February 28,
                             1999         1998         1997
                          ------------ ------------ ------------
Financing income              $19,702      $13,356      $10,204
                          ------------ ------------ ------------
Direct costs:
 Financing expense             $9,434       $5,536       $4,768
 Payroll and related costs      2,362        1,917        1,722
 Credit report services            19           61           23
 Legal fees                       348          423          428
 Provision for doubtful
  notes                         4,035        2,963        2,290
                          ------------- ------------ -----------
   Total direct costs         $16,198      $10,900       $9,231
                          ------------- ------------ -----------
Net financing income (loss)    $3,504       $2,456         $973
                          ============= ============ ===========

The above results do not reflect any allocation of corporate overhead expenses.

At the close of fiscal 1998, the Company entered into a servicing and marketing agreement with a major national agricultural supplier. The Company services customers as the underwriter in providing financing under the agreement. In fiscal 1999, 1998 and 1997 the Company had $38,625, none and none, respectively of loan originations under the agreement, which generated financing income of $2,562, none and none, respectively.

BOARD OF DIRECTORS

Henry C. Jungling, Jr.        President and Chief
                              Executive Officer
                              Ag Services of America, Inc.

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

Todd J. Ryan                  Vice President Sales

Brad D. Schlotfeldt           Vice President Finance and Treasurer

Eunice M. Schipper            Vice President Credit

Neil H. Stadlman              Vice President Credit Administration

Terry L. Gibson               Secretary

CORPORATE DATA

Annual Meeting

All shareholders are welcome to attend our annual meeting, which will be held at 9:00 a.m. on Thursday, July 29, 1999, at the Company's corporate headquarters. Any shareholders who will be unable to attend are encouraged to send questions and comments in writing, to Brad D. Schlotfeldt, Vice President Finance and Treasurer, at our corporate headquarters.

Stock Market Information

The Company's common stock is traded on the New York Stock Exchange under the symbol ASV.

As of February 28, 1999, there were 5,212,604 shares of common stock outstanding. At that date, there were 153 shareholders of record and approximately 3,100 shareholders for whom securities firms acted as nominees.

Transfer Agent

Norwest Bank Minnesota, N.A.
Stock Transfer Department
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
612/450-4064 or 800/468-9716

Form 10-K

Shareholders who wish to obtain, without charge, a copy of our annual report on form 10-K, filed with the Securities and Exchange Commission for the fiscal year ended February 28, 1999, may do so by writing Brad D. Schlotfeldt, Vice President Finance and
Treasurer, at corporate headquarters.

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