Form 10-K, Exhibit 13
period 2000-02-29
AG SERVICES OF AMERICA INC
filed 2000-05-30
CIK 875354

AG SERVICES OF AMERICA, INC.

                              EXHIBIT 13.1


                         FORM OF ANNUAL REPORT TO
                    SHAREHOLDERS FYE FEBRUARY 29, 2000

                                 FINANCIAL HIGHLIGHTS
                                ----------------------

                                              2000     1999     1998     1997     1996
                                             ------   ------   ------   ------   ------
                                      (expressed in thousands, except per share amounts)
Earnings:
  Net revenues                               $294,584 $223,813 $186,001 $147,647 $114,686
  Net revenues increase                         31.6%    20.3%    26.0%    28.7%    31.3%
  Net income                                   $7,610   $6,493   $5,181   $4,346   $3,133
  Net income as a percentage of net revenues     2.6%     2.9%     2.8%     2.9%     2.7%
  Return on beginning stockholders' equity      15.1%    14.8%    13.6%    21.3%    18.8%

  Per share data:*
      Net income:
          Basic                                 $1.45    $1.25    $1.01    $0.95    $0.89
          Diluted                               $1.40    $1.20    $0.96    $0.84    $0.73
  Book value                                   $11.13    $9.70    $8.45    $7.44    $5.65

  Weighted average shares:*
          Basic                                 5,233    5,204    5,155    4,579    3,539
          Diluted                               5,453    5,431    5,425    5,352    5,201

Financial position:
  Working capital                             $45,139  $39,390  $33,806  $27,375  $23,611
  Total assets                               $164,328 $134,644  $93,248  $60,773  $55,186
  Stockholders' equity                        $58,436  $50,537  $43,756  $38,216  $20,421


Quarterly Common Stock Prices

                                       First     Second    Third    Fourth
                                      Quarter   Quarter   Quarter   Quarter
                                      -------   -------   -------   -------
2000
    High                              $17 7/8   $18 1/16  $17 3/8   $24 3/4
    Low                                 $13     $16 1/4   $14 3/16  $14 1/16

1999
    High                              $18 1/4   $18 1/2   $15 9/16  $15 1/2
    Low                               $16 5/8   $11 5/8   $11 5/8     $13

       FIFTEEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                               February  February  February  February  February  February  February
                                 2000      1999      1998      1997      1996      1995      1994
                              --------- --------- --------- --------- --------- --------- ---------
Statement of Income Data:
Net revenues:
 Farm inputs                   $269,517  $204,133  $172,646  $137,443  $106,869   $81,936   $61,644
 Financing income                25,067    19,680    13,355    10,204     7,817     5,395     3,910
                              --------- --------- --------- --------- --------- --------- ---------
Total net revenues             $294,584  $223,813  $186,001  $147,647  $114,686   $87,331   $65,554
                              --------- --------- --------- --------- --------- --------- ---------

Cost of revenues:
 Farm inputs                   $253,588  $191,648  $162,140  $127,698   $98,280   $75,247   $56,296
 Financing expense               12,062     9,309     5,536     4,768     4,258     2,784     1,720
 Provision for doubtful notes     5,421     4,021     2,963     2,290     1,863     1,409     1,050
                              --------- --------- --------- --------- --------- --------- ---------
Total cost of revenues         $271,071  $204,978  $170,639  $134,756  $104,401   $79,440   $59,066
                              --------- --------- --------- --------- --------- --------- ---------

Income from continuing
  operations before operating
  expenses and income taxes     $23,513   $18,835   $15,362   $12,891   $10,285    $7,891    $6,488
Operating expenses               10,556     8,374     7,200     6,216     5,422     4,128     3,404
                              --------- --------- --------- --------- --------- --------- ---------
Income from continuing
  operations before income
  taxes                         $12,957   $10,461    $8,162    $6,675    $4,863    $3,763    $3,084
 Fed and state income taxes       4,878     3,722     2,915     2,329     1,730     1,361     1,117
                              --------- --------- --------- --------- --------- --------- ---------
Income from continuing
   operations                    $8,079    $6,739    $5,247    $4,346    $3,133    $2,402    $1,967
   Discontinued operations         (469)     (246)      (66)       --        --        --        --
                              --------- --------- --------- --------- --------- --------- ---------
Net Income                       $7,610    $6,493    $5,181    $4,346    $3,133    $2,402    $1,967
                              ========= ========= ========= ========= ========= ========= =========

Earnings per share - Basic:
 Income from continuing
   operations                     $1.54     $1.29     $1.02     $0.95     $0.89     $0.69     $0.58
 Discontinued operations          (0.09)    (0.04)    (0.01)       --        --        --        --
                              --------- --------- --------- --------- --------- --------- ---------
 Net income                       $1.45     $1.25     $1.01     $0.95     $0.89     $0.69     $0.58
                              ========= ========= ========= ========= ========= ========= =========

Earnings per share - Diluted:
 Income from continuing
   operations                     $1.48     $1.24     $0.97     $0.84     $0.73     $0.60     $0.52
 Discontinued operations          (0.08)    (0.04)    (0.01)       --        --        --        --
                              --------- --------- --------- --------- --------- --------- ---------
 Net income                       $1.40     $1.20     $0.96     $0.84     $0.73     $0.60     $0.52
                              ========= ========= ========= ========= ========= ========= =========

Cash dividends per share          $ --      $ --      $ --      $ --      $ --      $ --      $ --
                              ========= ========= ========= ========= ========= ========= =========

Weighted average shares:
 Basic                        5,232,895 5,203,976 5,155,186 4,578,720 3,538,603 3,478,144 3,408,192
                              ========= ========= ========= ========= ========= ========= =========

 Diluted                      5,453,478 5,430,781 5,424,977 5,352,257 5,201,231 5,150,556 4,893,838
                              ========= ========= ========= ========= ========= ========= =========
                               February  February  February  February  February  February  February
                                 2000     1999      1998      1997      1996      1995      1994
                              --------- --------- --------- --------- --------- --------- ---------

Balance Sheet Data:
Working capital                 $45,139   $39,390   $33,806   $27,375   $23,611   $21,546   $23,034
Total assets                    164,328   134,644    93,248    60,773    55,186    38,277    28,786
Total debt                       93,390    70,300    45,243    21,000    33,650    20,900    13,800
Stockholders' equity             58,436    50,537    43,756    38,216    20,421    16,660    14,198

       FIFTEEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                               February  February  February  February  February  February  February February
                                 1993      1992      1991      1990      1989      1988      1987     1986*
                              --------- --------- --------- --------- --------- --------- --------- ---------

Statement of Income Data:
Net revenues:
 Farm inputs                    $51,088   $33,062   $27,443   $21,236   $9,451     $4,176     $2,833       $10
 Financing income                 3,474     2,472     1,983     1,515      512        184        165        --
                              --------- --------- --------- --------- --------- --------- ---------- ---------
Total net revenues               54,562    35,534    29,426    22,751     9,963     4,360      2,998       $10
                              --------- --------- --------- --------- --------- --------- ---------- ---------

Cost of revenues:
 Farm inputs                    $46,447   $30,355   $25,131   $19,215    $8,541    $3,728     $2,441       $--
 Financing expense                1,308       913     1,039     1,241       365       129        116        --
 Provision for doubtful notes       812       471       375       451        53        37         10        --
                              --------- --------- --------- --------- --------- --------- ---------- ---------
Total cost of revenues          $48,567   $31,739   $26,545   $20,907    $8,959    $3,894     $2,567       $--
                              --------- --------- --------- --------- --------- --------- ---------- ---------

Income from continuing
  operations before operating
  expenses and income taxes      $5,995    $3,795    $2,881    $1,844    $1,004      $466       $431       $10
Operating expenses                3,094     1,941     1,637     1,399       585       408        377        31
                              --------- --------- --------- --------- --------- --------- ---------- ---------

Income from continuing
  operations before income
  taxes                          $2,901    $1,854    $1,244      $445      $419       $58        $54      ($21)
 Fed and state income taxes       1,045       676       446       183       159        18          7        --
                              --------- --------- --------- --------- --------- --------- ---------- ---------
Income from continuing
  operations                     $1,856    $1,178      $798      $262      $260       $40        $47      ($21)
  Discontinued operations            --        --        --        --        --        --         --        --
                              --------- --------- --------- --------- --------- --------- ---------- ---------
  Net Income                     $1,856    $1,178      $798      $262      $260       $40        $47      ($21)
                              ========= ========= ========= ========= ========= ========= ========== =========

Earnings per share - Basic:
 Income from continuing
   operations                     $0.55     $0.42     $0.42     $0.22     $0.22     $0.03     $0.04     ($0.02)
 Discontinued operations             --        --        --        --        --        --        --         --
                              --------- --------- --------- --------- --------- --------- --------- ----------
 Net income                       $0.55     $0.42     $0.42     $0.22     $0.22     $0.03     $0.04     ($0.02)
                              ========= ========= ========= ========= ========= ========= ========= ==========

Earnings per share - Diluted:
 Income from continuing
   operations                     $0.53     $0.42     $0.42     $0.22     $0.22     $0.03     $0.04     ($0.02)
 Discontinued operations             --        --        --        --        --        --        --         --
                              --------- --------- --------- --------- --------- --------- --------- ----------
 Net income                       $0.53     $0.42     $0.42     $0.22     $0.22     $0.03     $0.04     ($0.02)
                              ========= ========= ========= ========= ========= ========= ========= ==========

Cash dividends per share            $--       $--       $--       $--       $--       $--       $--        $--
                              ========= ========= ========= ========= ========= ========= ========== =========
Weighted average shares:

 Basic                        3,360,542 2,784,864 1,910,116 1,179,802 1,179,802 1,179,802 1,179,802  1,179,802
                              ========= ========= ========= ========= ========= ========= ========== =========

 Diluted                      3,524,278 2,822,166 1,910,116 1,179,802 1,179,802 1,179,802 1,179,802  1,179,802
                              ========= ========= ========= ========= ========= ========= ========== =========

                               February  February  February  February  February  February  February   February
                                 1993      1992      1991      1990      1989      1988     1987       1986*
                              --------- --------- --------- --------- --------- --------- ---------  ---------

Balance Sheet Data:
Working capital                  $8,531    $7,908    $3,470      $358      $281       $36       $14       ($32)
Total assets                     20,983    13,971     7,231     3,952     1,421       355       195         39
Total debt                        8,000     3,500     2,265       308       636       126        15         52
Stockholders' equity             11,760     9,839     4,001       588       326        66        26        (21)

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

General

Fiscal 2000 marks the twelfth consecutive year Ag Services has reached record levels of sales and earnings. Compared to fiscal 1999, the Company's annual net revenues rose 32% to $294.6 million and net income grew 17% to $7.6 million. Net income from continuing operations increased 20% to $8.1 million as compared to $6.7 million in fiscal 1999. The Company reported basic and diluted earnings per share of $1.45 and $1.40, respectively, compared to $1.25 and $1.20 per share, respectively, in fiscal 1999.

Subsequent to fiscal 2000 year end, the Company negotiated an increase in the asset backed securitized financing program of $50 million to a maximum available amount of $325 million. The increase in the facility should provide the Company adequate financing for fiscal 2001.

Results of Operations

Selected Operating Results

The following table sets forth the dollars and percentages of net revenues by the selected items in the Consolidated Statements of Income of the Company.

                      Dollars (in thousands) and Percentage of Total Net Revenue
                      -----------------------------------------------------------
                         Year Ended           Year Ended           Year Ended
                      February 29, 2000    February 28, 1999    February 28, 1998
                      -----------------    -----------------    -----------------
Net revenues:
 Farm inputs          $269,517    91.5%    $204,133    91.2%    $172,646    92.8%
 Financing income       25,067     8.5%      19,680     8.8%      13,355     7.2%
                      ---------  ------    ---------  ------    ---------  ------
Total net revenues    $294,584   100.0%    $223,813   100.0%    $186,001   100.0%
                      ---------  ------    ---------  ------    ---------  ------

Cost of revenues:
 Farm inputs          $253,588    86.1%    $191,648    85.6%    $162,140    87.1%
 Financing expense      12,062     4.1%       9,309     4.2%       5,536     3.0%
 Provision for
  doubtful notes         5,421     1.8%       4,021     1.8%       2,963     1.6%
                      ---------  ------    ---------  ------    ---------  ------
Total cost of
 revenues             $271,071    92.0%    $204,978    91.6%    $170,639    91.7%
                      ---------  ------    ---------  ------    ---------  ------
Income from continuing
  operations before
  operating expenses
  and income taxes     $23,513     8.0%     $18,835     8.4%     $15,362     8.3%
Operating expenses      10,556     3.6%       8,374     3.7%       7,200     3.9%
                      ---------  ------    ---------  ------    ---------  ------
Income from continuing
  operations before
  income taxes         $12,957     4.4%     $10,461     4.7%      $8,162     4.4%

Federal and state
 income taxes            4,878     1.7%       3,722     1.7%       2,915     1.6%
                      ---------  ------    ---------  ------    ---------  ------

Income from continuing
  operations            $8,079     2.7%      $6,739     3.0%      $5,247     2.8%

Discontinued
   operations             (469)   (0.2%)       (246)   (0.1%)        (66)    0.0%
                      ---------  ------    ---------  ------    ---------  ------

Net Income              $7,610     2.6%      $6,493     2.9%      $5,181     2.8%
                      =========  ======    =========  ======    =========  ======


Net Revenues

  Net revenues in fiscal 2000 increased 32% to $294.6 million, compared with $223.8 million in 1999, and $186.0 million in 1998. Financing income as a percentage of net revenues decreased to 8.5% in fiscal 2000 from 8.8% in 1999 and 7.2% in 1998. The decline in financing income as a percentage of net revenues for fiscal 2000 was primarily a result of a decrease in the prime-lending rate by approximately 25 basis points, which is the base rate used by the Company to charge interest on a variable rate basis to its customers, as compared to a year ago. The increase in fiscal 1999 financing income as a percentage of net revenues as compared to 1998 reflects the additional $2.6 million in financing income generated from the servicing and marketing agreement with a major national agricultural supplier. The net revenues associated with this agreement are primarily financing income as the Company finances the farm input purchases and cash advances of customers of the agricultural supplier. For the last three fiscal years over 95% of the Company's customers have had variable rate notes, which allows the Company to pass interest rate risk onto its customers. The number of customers in fiscal 2000 increased 13% to 1,533 compared to 1,358 in 1999 and 1,235 in 1998. The average net revenue generated by each customer increased 16% to $192,000 in fiscal 2000, compared with $165,900 in 1999 and $150,700 in 1998. The Company achieved these record net revenue levels through increased marketing and sales efforts in our 30 state market area.

Cost of Revenues

  The total cost of revenues was 92.0% of net revenues for fiscal 2000, which increased from 91.6% of net revenues in 1999, which decreased from 91.7% of net revenues in 1998. The increase in total cost of revenues as a percentage of net revenues in fiscal 2000 was a result of a decrease in margin on the sale of farm inputs. The decrease in total cost of revenues as a percentage of net revenues in fiscal 1999 was attributed to the increase in gross margin on financing income resulting from the servicing and marketing agreement discussed above. The gross margin on farm inputs, alone, remained relatively constant at 6.0%, 6.2% and 6.1% for fiscal 2000, 1999 and 1998 respectively. The decrease in gross margin on the sale of farm inputs in fiscal 2000 was primarily the result of a change in product sales mix from higher to lower margin farm inputs. This change in sales mix was primarily due to the change in our customer growth areas, as the Company's program was expanded significantly in Idaho and North Dakota where the margin on the sale of farm inputs was lower than traditional margins. In fiscal 2000, margin on financing increased to $13.0 million from $10.3 million in 1999 and $7.8 million in 1998. The increase in financing margin in fiscal 2000 and 1999 was due to the following two reasons.
The primary reason for the increase in financing income is due to the increased financing under the Company's Agri-Flex program, as noted by the increased revenues in the corresponding years. Secondly, the servicing and marketing agreement mentioned above resulted in an additional $1.5 million and $1.3 million of gross margin on financing income for fiscal years 2000 and 1999, respectively. The average interest rate on the Company's financing agreements decreased from 7.3% in fiscal 1998 to 7.1% in fiscal 1999 and 6.9% in fiscal 2000.
Financing expense, as a cost of revenue, is directly affected by changes in the prevailing prime, LIBOR, and commercial paper interest rates under the Company's financing agreements. The Company establishes interest rates for customers each year based on the Company's anticipated financing expenses and competitive influences in the market. For fiscal 2000, 1999, and 1998, the Company offered variable rate notes to customers ranging from prime to 4.5% above prime. This allowed the Company to limit exposure to interest rate risk. The provision for doubtful notes, as a percentage of net revenues, increased to 1.8% in fiscal 2000 and 1999 as compared to 1.6% in fiscal 1998. The increase in provision for doubtful notes as a percentage of net revenues is a result of the Company's recorded provision for doubtful notes related to the originations under the servicing and marketing agreement discussed above.

Operating Expenses

Operating expenses decreased to 3.6% of net revenues in fiscal 2000 as compared to 3.7% and 3.9% for fiscal 1999 and 1998. The decrease in operating expenses for fiscal 2000 and 1999 is the result of Management's continuing efforts to control expenses as well as operating economies achieved. The increase in the dollar amount of operating expenses is primarily due to the increase in payroll to $5.7 million in fiscal 2000 from $4.7 million in 1999 and $3.9 in 1998. This is the result of the Company adding employees as well as general wage rate increases to existing employees. The balance of the increase in operating expenses is attributed principally to the Company's growth.

Net Income

Net income increased 17% to $7.6 million in fiscal 2000, compared with $6.5 million in 1999 and $5.2 million in 1998. The increase in net income is attributable to the increase in net revenues, increase in financing income related to the servicing and marketing agreement and a decline in operating expenses as a percentage of net revenue.

Discontinued Operations

During fiscal 2000 the Company decided to discontinue the operations for the three retail service centers in Northwestern Illinois. The Company began leasing the three retail service centers in May of 1997 as a pilot program to increase its customer base in Northwestern Illinois, as well as create synergies to improve margins on the sale of fertilizer and agricultural chemicals. Due to changes in market conditions at the retail level, the Company was not successful in developing a profitable customer base in the area. In addition, management's long-term strategies for continued growth and profitability are focused on services, information and technology rather than bricks and mortar.

Net revenues from the retail facilities for fiscal years 2000, 1999 and 1998 were $1,376,000, $1,481,000 and $72,000, respectively. Net operating (loss) from discontinued operations were ($176,000), ($246,000) and ($66,000), respectively for fiscal years 2000, 1999 and 1998. Loss on disposal of discontinued operations for fiscal 2000 was $293,000. At year-end $137,000 of machinery and equipment remain on the balance sheet related to the retail service centers.

Seasonality

  The Company's revenues and income are directly related to the growing cycle for crops. Accordingly, quarterly revenues and income vary during each fiscal year. The following table shows the Company's quarterly net revenues and net income for fiscal 2000 and 1999. This information is derived from unaudited financial statements, which include, in the opinion of management, all normal and recurring adjustments which management considers necessary for a fair statement of results of those periods. The operating results for any quarter are not necessarily indicative of the results for any future period.

                               Fiscal 2000 Quarter Ended
              -------------------------------------------------------------
                May 31        August 31      November 30      February 29
               --------       ---------      -----------      -----------
                                (Dollars in Thousands)
Net revenues   $132,877        $88,703        $26,794           $46,210

Net income       $3,077         $2,727         $1,615              $191


                               Fiscal 1999 Quarter Ended
              -------------------------------------------------------------
                May 31        August 31      November 30       February 28
               --------       ---------      -----------       -----------
                                (Dollars in Thousands)
Net revenues   $101,529        $69,397        $16,447            $37,920

Net income       $2,429         $2,276         $1,407               $381


During the fourth quarter of fiscal 2000, the Company took a charge for the disposal of the retail facilities in Northwestern Illinois. This charge and loss from operations on those facilities resulted in a $347 thousand loss during the fourth quarter.

Inflation

  The Company does not believe the Company's net revenues and income from continuing operations were significantly impacted by inflation or changing prices in fiscal 2000, 1999, or 1998.

Future Adoption of Financial Accounting Standard

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." As amended by SFAS No. 137, this statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement must be adopted no later than March 1, 2001, although earlier application is permitted. The Company is currently evaluating the impact of adopting SFAS No. 133 and believes there will be no material effect to the financial statements of adopting this standard.

Liquidity and Capital Resources

  Due to the seasonality of the Company's revenues and the terms of its notes receivable, the Company is required to finance the carrying of its revenues as notes receivable for a majority of its fiscal year. As a result, the Company's need for capital has increased significantly due to its rapid growth. At February 29, 2000 and February 28, 1999, the Company had approximately $91 million and $84 million respectively, in commitments to supply farm inputs.

  The Company has funded its operating requirements and growth through a combination of retained earnings, equity capital, trade credit and bank and commercial paper borrowings. For the fiscal years ended February 29, 2000 and February 28, 1999 and 1998, the Company financed its purchase of farm inputs from the following sources in the respective percentages indicated: bank and commercial paper borrowings 78.3%, 75.8% and 69.1%; trade credit 4.5%, 5.1% and 5.6%; and equity 17.1%, 19.1% and 25.3%. The increase in bank and commercial paper borrowings as a percentage of farm input purchases is a result of the Company's decision to finance more of its farm input purchases through the favorable terms of commercial paper borrowings. Capital expenditures have been financed through bank borrowings and equipment leasing. The Company's principal source of working capital has been bank and commercial paper borrowings, retained earnings, a $2.5 million sale of common stock by the Company, the $4.7 million from its initial public offering of common stock in August 1991, and the $12.9 million from its convertible subordinated debenture offering in April 1993, which was converted to common stock in fiscal 1997. In March 1997, the Company negotiated a $135 million asset backed securitized financing program through February 2002. This facility was amended and increased to $275 million in June of 1999. The Company's asset back securitized financing program can be drawn upon based on a percentage of customer notes receivable. The Company has genrally borrowed up to the full amount available on its commercial paper facility. The total outstanding under commercial paper borrowings as of February 29, 2000 and February 28, 1999 and 1998, was $75.5 million, $55.3 million, and $45.2 million, respectively, with an additional maximum amount available of approximately $66,000, $16,000, and $900,000, respectively, based on a percentage of customer notes receivable as provided by the agreements. The agreements are collateralized by a lien on substantially all of the Company's assets. Under the terms of the five year asset backed securitized financing program, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a wholly owned, special purpose subsidiary of the company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market. The Company may make these interest rate elections at any time during each fiscal year in which the agreement is in effect and for any amount. The terms of the Company's trade credit vary for each supplier and type of crop input.

  In conjunction with the securitized financing program, Ag Services maintains an $8.5 million revolving bank line of credit through June 2000. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for three variable interest rate alternatives based on prime, Fed Fund rates, or LIBOR (current effective rates range from 7.92% to 9.25% at February 29, 2000). The agreement requires that the total outstanding borrowings be repaid in full for 10 consecutive days during the Company's fiscal second quarter.

  The Company entered into a two year bank line of credit, through June 2000, with a maximum available borrowing amount of $12 million. The line of credit is accessible to cover the Company's funding requirements for its intermediate loan program. The terms of the agreement allow for three variable interest rate alternatives based on prime, Fed Fund rates, or LIBOR (current effective rates range from 7.92% to 9.25% at February 29, 2000). All borrowings are collateralized by substantially all assets of the Company. At February 29, 2000 and February 28, 1999 the Company had a maximum amount available under the revolving line of credit of $5,000 and $55,000, respectively, based on the borrowing base computation as provided by the agreement. The total outstanding under the revolving line of credit at February 29, 2000 and February 28, 1999 was $9.4 million and $6.5 million, respectively.

     The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requires the company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. The company was in compliance with these covenants at February 29, 2000.

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

Year 2000

  As of this report date, all of the Company's information systems appear to be operational subsequent to the millenium change. There were no internal system disruptions caused by the changeover from year 1999 to year 2000 and to date have noticed no third party system failures. The Company will continue to monitor the situation for any internal or third party system disruptions, but expects none at this time. Costs incurred by the Company to prepare internal systems for the Year 2000 were funded with cash from operations totaling approximately $30 thousand dollars. These costs exclude the costs associated with information specialists already on staff.

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

McGladrey & Pullen, LLP                                    RSM
 Certified Public Accountants and Consultants              international


             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
Ag Services of America, Inc.
Cedar Falls, Iowa



We have audited the accompanying consolidated balance sheets of Ag Services of America, Inc. and its subsidiary as of February 29, 2000 and February 28, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended February 29, 2000 and February 28, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ag Services of America, Inc. as of February 29, 2000 and February 28, 1999, and the results of their operations and their cash flows for the years ended February 29, 2000 and February 28, 1999 and 1998 in conformity with generally accepted accounting principles.


                                   /s/ McGladrey & Pullen, LLP


Des Moines, Iowa
April 23, 2000

                AG SERVICES OF AMERICA, INC.

                CONSOLIDATED BALANCE SHEETS
           February 29, 2000 and February 28, 1999
                   (Dollars in Thousands)
  ASSETS (Note 3)                                  2000        1999
                                               ----------- -----------
CURRENT ASSETS
  Cash and cash equivalents                            $45         $67
  Customer notes receivable, less allowance for
    doubtful notes and reserve for discounts
    2000 $5,700; 1999 $4,440 (Notes 2 and 6)       130,882     106,211
  Inventory and other assets                         4,863       7,028
  Foreclosed assets held for sale                    1,075         836
  Prepaid income taxes                                 922          --
  Deferred income taxes, net (Note 5)                1,920         872
                                               ----------- -----------
                 Total current assets             $139,707    $115,014
                                               ----------- -----------

LONG-TERM RECEIVABLES AND OTHER ASSETS
  Customer notes receivable, less allowance
    for doubtful notes 2000 $1,550; 1999 $1,755
    (Note 2)                                       $22,475     $16,899
  Loan origination fees, less accumulated
    amortization 2000 $454; 1999 $235                  647         352
  Deferred income taxes, net (Note 5)                  292         650
                                               ----------- -----------
                                                   $23,414     $17,901
                                               ----------- -----------

EQUIPMENT, less accumulated depreciation
  2000 $1,546; 1999 $1,406                          $1,207      $1,729
                                               ----------- -----------
                                                  $164,328    $134,644
                                               =========== ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable, inluding current maturities       $82,066     $61,817
     (Note 3)
  Outstanding checks in excess of bank balances      9,834       9,986
  Accounts payable                                   1,091       1,732
  Accrued expenses, including due to officers
       2000 $695; 1999 $546                          1,577       1,553
  Income taxes payable                                  --         536
                                               ----------- -----------
                 Total current liabilities         $94,568     $75,624
                                               ----------- -----------
LONG-TERM LIABILITIES
  Notes payable, less current maturities           $11,324      $8,483
     (Note 3)                                  ----------- -----------

COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)

STOCKHOLDERS' EQUITY (Note 3)
  Capital stock, common, no par or stated value;
    authorized 10,000,000 shares; issued 2000
    5,249,039 shares; 1999 5,212,604 shares        $22,884     $22,595
    (Notes 6 and 8)
  Retained earnings                                 35,552      27,942
                                               ----------- -----------
                                                   $58,436     $50,537
                                               ----------- -----------
                                                  $164,328    $134,644
                                               =========== ===========

See Notes to Consolidated Financial Statements.

                 AG SERVICES OF AMERICA, INC.

              CONSOLIDATED STATEMENTS OF INCOME
  Years Ended February 29, 2000, February 28, 1999 and 1998
       (Dollars in Thousands, Except Per Share Amounts)

                                       2000        1999        1998
                                    ----------- ----------- -----------
Net revenues:
  Farm inputs                         $269,517    $204,133    $172,646
  Financing income                      25,067      19,680      13,355
                                    ----------- ----------- -----------
                                      $294,584    $223,813    $186,001
                                    ----------- ----------- -----------
Cost of revenues:
  Farm inputs                         $253,588    $191,648    $162,140
  Financing expense                     12,062       9,309       5,536
  Provision doubtful notes (Note 2)      5,421       4,021       2,963
                                    ----------- ----------- -----------
                                      $271,071    $204,978    $170,639
                                    ----------- ----------- -----------

                                       $23,513     $18,835     $15,362

Operating expenses (Notes 4 and 7)      10,556       8,374       7,200
                                    ----------- ----------- -----------
    Income from continuing
     operations before income taxes    $12,957     $10,461      $8,162

Federal and state income taxes           4,878       3,722       2,915
   (Note 5)
                                    ----------- ----------- -----------
 Income from continuing operations      $8,079      $6,739      $5,247
                                    ----------- ----------- -----------
Discontinued operations (Note 10):
  (Loss) from operations, net            ($176)      ($246)       ($66)
  (Loss) on disposal of discontinued
        operations, net                   (293)         --          --
                                    ----------- ----------- -----------
                                         ($469)      ($246)       ($66)
                                    ----------- ----------- -----------
        Net income                      $7,610      $6,493      $5,181
                                    =========== =========== ===========

Earnings per share - Basic
  (Notes 6 and 8):
 Income from continuing operations       $1.54       $1.29       $1.02
 Discontinued operations                ($0.09)     ($0.04)     ($0.01)
                                    ----------- ----------- -----------
 Net Income                              $1.45       $1.25       $1.01
                                    =========== =========== ===========

Earnings per share - Diluted
  (Notes 6 and 8):
 Income from continuing operations       $1.48       $1.24       $0.97
 Discontinued operations                ($0.08)     ($0.04)     ($0.01)
                                    ----------- ----------- -----------
 Net income                              $1.40       $1.20       $0.96
                                    =========== =========== ===========

Weighted average shares
  (Notes 6 and 8):
 Basic                               5,232,895   5,203,976   5,155,186
                                    =========== =========== ===========

 Diluted                             5,453,478   5,430,781   5,424,977
                                    =========== =========== ===========

See Notes to Consolidated Financial Statements.

                 AG SERVICES OF AMERICA, INC.

        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
   Years Ended February 29, 2000, February 28, 1999, and 1998
                  (Dollars in Thousands)
                                         Capital Stock
                                      -------------------
                                       Shares                Retained
                                       Issued      Amount    Earnings     Total
                                      ---------   ---------  ---------- ---------
Balance, February 28, 1997             5,135,719   $21,948     $16,268   $38,216
  Net income                                 --         --       5,181     5,181
  Issuance of 40,035 shares of capital
    stock upon the exercise of
    options (Note 6)                      40,035       337          --       337
  Issuance of 1,400 shares of capital
    stock under stock purchase plan
    (Note 6)                               1,400        22          --        22
                                      ----------- ---------  ---------- ---------
Balance, February 28, 1998             5,177,154   $22,307     $21,449   $43,756
  Net income                                 --         --       6,493     6,493
  Issuance of 34,750 shares of capital
   stock upon the exercise of
   options (Note 6)                       34,750       277          --       277
  Issuance of 700 shares of capital
   stock under stock purchase plan
   (Note 6)                                  700        11          --        11
                                      ----------- ---------  ---------- ---------
Balance, February 28, 1999             5,212,604   $22,595     $27,942   $50,537
  Net income                                  --        --       7,610     7,610
  Issuance of 35,225 share of capital
   stock upon exercise of
   options (Note 6)                       35,225       270          --       270
  Issuance of 1,210 shares of capital
   stock under stock purchase plan
   (Note 6)                                1,210        19          --        19
                                      ----------- ---------  ---------- ---------
Balance, February 29, 2000             5,249,039   $22,884     $35,552   $58,436
                                      =========== =========  ========== =========

See Notes to Consolidated Financial Statements.

                AG SERVICES OF AMERICA, INC.

           CONSOLIDATED STATEMENTS OF CASH FLOWS
   Years Ended February 29, 2000, and February 28, 1999 and 1998
                  (Dollars in Thousands)
                                             2000         1999        1998
                                          -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                 $7,610       $6,493       $5,181
  Adjustments to reconcile net income to
   net cash (used in) operating activities:
    Depreciation                                504          435          308
    Amortization                                219          121          114
    Deferred income taxes                      (690)      (1,105)         658
    (Gain)loss on sale of equipment             (10)          (7)           7
    Loss on disposal of discontinued
        operations, net                         293           --           --
    (Gain) on sale of foreclosed
      assets held for sale                       --           --          (23)
    Change in assets and liabilities:
       (Increase) in customer notes
         receivable                         (25,867)     (38,586)     (32,564)
       (Increase)decrease in inventory
           and other assets                   2,165       (2,392)         (99)
       (Increase)decrease in prepaid and
           income taxes payable              (1,458)       1,293         (561)
       Increase (decrease) in accounts
           payable and accrued expenses        (323)         829          899
                                          ----------  -----------  -----------
         Net cash (used in) operating
             activities                    ($17,557)    ($32,919)    ($26,080)
                                          ----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of equipment              $167          $14          $22
  Proceeds from sale of foreclosed assets
    held for sale                               237          266        1,342
  Purchase of equipment                        (726)        (631)      (1,197)
  Purchase of foreclosed assets held
    for sale                                 (4,856)        (359)        (617)
                                          ----------  -----------  -----------
         Net cash (used in) investing
              activities                    ($5,178)       ($710)       ($450)
                                          ----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from short-term borrowings       $42,325      $37,225     $169,404
  Principal payments on short-term
    borrowings                              (42,325)     (37,225)    (151,076)
  Proceeds from long-term borrowings        231,556      163,162        5,915
  Principal payments on long-term
    borrowings                             (208,466)    (138,105)          --
  Increase (decrease) in excess of
    outstanding checks over bank balances      (152)       8,193        1,793
  Loan origination fees                        (514)         (16)        (571)
  Proceeds from issuance of
    capital stock, net (Note 6)                 289          288          359
                                          ----------  -----------  -----------
         Net cash provided by financing
               activities                   $22,713      $33,522      $25,824
                                          ----------  -----------  -----------
         (Decrease) in cash and cash
                equivalents                    ($22)       ($107)       ($706)

CASH AND CASH EQUIVALENTS
   Beginning                                     67          174          880
                                          ----------  -----------  -----------
   Ending                                       $45          $67         $174
                                          ==========  ===========  ===========

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
   Cash payments for:
      Interest                              $12,203       $9,304       $5,130
      Income taxes                           $6,760       $3,397       $2,783

SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES
  Customer notes receivable transferred
    to foreclosed assets held for resale         --         $622         $656
  Contract sale of foreclosed assets held
    for sale                                     --         ($71)       ($360)
  Foreclosed assets held for resale
    transferred to customer notes
    receivable                               $4,380           --           --

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

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for doubtful notes.

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

Due to the nature of the Company's operations, the majority of revenues are generated in the months of April through June of each fiscal year. The Company's debt financing requirements to fund operations corresponds with the revenue cycle. Historically, the percentage of net revenues recognized in each quarter has approximated the following:

     First quarter, March 1 to May 31                 45%
     Second quarter, June 1 to August 31              31%
     Third quarter, September 1 to November 30         8%
     Fourth quarter, December 1 to February 28        16%

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

Equipment and depreciation:

Equipment, primarily transportation and office equipment, is carried at cost and is depreciated using declining-balance methods over the estimated useful lives ranging from three to seven years.

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

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, customer notes receivable and accounts payable approximates fair value because of the relative short maturity of these instruments. The carrying amount of non-current customer notes receivable and notes payable approximates fair value because these instruments bear interest at approximate current rates offered to credit customers and available to the Company for similar borrowings.

Earnings per share:

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. In computing diluted earnings per share, the dilutive effect of stock options during the periods presented increase the weighted average number of shares.

Reportable operating segments:

Effective March 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company has only one operating segment that meets the quantitative thresholds of SFAS No. 131.

Recently issued accounting standards:

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."
This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As amended by SFAS No. 137, this statement must be adopted no later than March 1, 2001, although earlier application is permitted. The Company is currently evaluating the impact of adopting SFAS No. 133 and believes there will be no material effect to the financial statements of adopting this standard.

Note 2.   Customer Notes Receivable

Customer notes receivable consist of the following:

                                       As of           As of
                                    February 29,    February 28,
                                        2000            1999
                                    ------------    ------------

1995 spring accounts                     $--           $1,490
1996 spring accounts                   1,264            1,875
1996 fall accounts                        45               45
1997 spring accounts                   3,162            6,464
1998 spring accounts                  14,100           59,892
1998 fall accounts                        --               31
1999 spring accounts                  65,475           47,599
2000 spring accounts                  61,451               --
Intermediate accounts                 15,110           11,909
                                    --------          -------
                                    $160,607         $129,305
Less reserve for discounts             2,700            2,500
                                    --------          -------
                                    $157,907         $126,805
Less allowance for doubtful notes      4,550            3,695
                                    --------          -------
                                    $153,357         $123,110
                                   =========          =======

The amount of principal and accrued and unpaid interest applicable to the customer notes receivable were as follows:

                                   As of           As of
                                February 29,     February 28,
                                    2000             1999
                                ------------     -----------
Principal                         $156,761         $126,447
Accrued interest                     3,846            2,858
                                -----------      -----------
  Total                           $160,607         $129,305
                                ===========      ===========

Accrued interest is primarily included on the balance sheet with current customer notes receivable.

Impaired (nonaccrual) customer notes receivable are summarized as follows:
                                    As of             As of
                                  February 29,     February 28,
                                     2000              1999
                                 ------------      -----------
 Principal                         $11,079            $5,971
 Accrued interest                      982               354
                                 -----------      ------------
 Total                             $12,061            $6,325
                                 ===========      ============

Allowance provided for impaired
 (nonaccrual) notes, included
 in allowance for doubtful
 notes                              $1,765              $830
                                 ===========      ============

Average balance of impaired
 (nonaccrual) customer notes
 receivable outstanding
 during fiscal year                $10,656            $8,749
                                 ===========      ============

Number of customers                    113                69

The Company collected and recorded $91, $141 and $121 of interest income on impaired (nonaccrual) notes receivable during fiscal 2000, 1999 and 1998, respectively.

It is the Company's policy to obtain a lien on the customer's growing crop, along with an assignment of the customer's federal crop insurance and government farm program payments, if available. The Company extends discounts to customers paying their notes on or before September 15 for fall accounts and January 15 for north spring accounts and January 31 for south spring accounts ranging from 1% to 3%. The notes bear interest from 9.0% to 10.0% for fixed rate notes and from prime to 4.5% above the prime rate as listed in the Wall Sreet Journal (currently 8.75% at February 29, 2000) for variable rate notes.

Due to the Company's customers' marketing strategies and the timing of their receiving payment on insurance claims and government subsidies, it is the Company's normal operating policy to carry customer notes receivable past their due date of September 15 for fall accounts and January 15 for north spring accounts and January 31 for south spring accounts. The amount of customer notes receivable that were past due at February 29, 2000 and February 28, 1999 and 1998 was $84,046, $69,796,
and $38,494, respectively.

Changes in the allowance for doubtful notes are summarized as follows:

                             Year Ended   Year Ended   Year Ended
                            February 29, February 28, February 28,
                                2000         1999         1998
                            ------------ ------------ ------------
Balance, beginning             $3,695       $2,800       $2,237
 Provision charged to
  operating expense             5,432        4,035        2,963
 Recoveries of
  charged-off notes               155          195          141
 Notes charged-off             (4,732)      (3,335)      (2,541)
                            ----------    ---------    ---------
Balance, ending                $4,550       $3,695       $2,800
                            ==========    =========    =========


The following table shows the Company's classification of its customer notes receivable:

                                   February 29, 2000
              -------------------------------------------------------------------
                 Acceptable (1)
              -----------------
               Small    Large               Sub-
              Accounts Accounts Watch(2) standard(3) Doubtful(4) Loss(5)  Total
              -------- -------- -------- ----------- ----------- ------- --------
1996 spring
   accounts       $--       $--      $--        $847        $404    $13    $1,264
1996 fall
   accounts        --        --       --          40           5     --        45
1997 spring
   accounts        --        --       --       2,435         727     --     3,162
1998 spring
   accounts        --        --    6,262       5,708       2,124      6    14,100
1999 spring
   accounts    12,523    23,455   17,704      11,730          45     18    65,475
              -------   -------  -------     -------      ------    ---  --------
Total past
       due    $12,523   $23,455  $23,966     $20,760      $3,305    $37   $84,046
              -------   -------  -------     -------      ------    ---  --------
2000 spring
   accounts   $32,328   $28,726     $397         $--         $--    $--   $61,451
Intermediate
   accounts     2,697     8,791    1,815       1,807          --     --    15,110
              -------   -------  -------     -------      ------    ---  --------
              $35,025   $37,517   $2,212      $1,807         $--    $--   $76,561
              -------   -------  -------     -------      ------    ---  --------
Total customer
 notes
 receivable   $47,548   $60,972  $26,178     $22,567      $3,305    $37  $160,607
              =======   =======  =======     =======      ======    ===  ========

                                   February 28, 1999
              -------------------------------------------------------------------
                 Acceptable (1)
              -----------------
               Small    Large               Sub-
              Accounts Accounts Watch(2) standard(3) Doubtful(4) Loss(5)  Total
              -------- -------- -------- ----------- ----------- ------- --------
1995 spring
   accounts       $--       $--      $31      $1,131        $328    $--    $1,490
1996 spring
   accounts        --        --       --       1,657         218     --     1,875
1996 fall
   accounts        39        --       --           6          --     --        45
1997 spring
   accounts     1,181     1,183    1,803       2,082         215     --     6,464
1998 spring
   accounts    14,647    29,241   11,324       4,152         528     --    59,892
1998 fall
   accounts        31        --       --          --          --     --        31
              -------   -------  -------      ------      ------     --  --------
Total past
       due    $15,898   $30,424  $13,158      $9,028      $1,289    $--   $69,797
              -------   -------  -------      ------      ------     --  --------
1999 spring
   accounts   $27,224   $20,375      $--         $--         $--    $--   $47,599
Intermediate
   accounts     3,992     6,493      611         813          --     --    11,909
              -------   -------  -------      ------      ------     --  --------
              $31,216   $26,868     $611        $813         $--    $--   $59,508
              -------   -------  -------      ------      ------     --  --------
Total customer
 notes
 receivable   $47,114   $57,292  $13,769      $9,841      $1,289    $--  $129,305
              =======   =======  =======      ======      ======     ==  ========


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

Note 3.   Pledged Assets, Related Debt and Subsequent Event

The Company entered into a five year asset backed securitized financing program, through fiscal 2004 with a maximum available borrowing amount of $275 million. Under the terms of the five-year facility, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), awholly owned, special purpose subsidiary of the Company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity on $205 million of the facility which incurs interest at variable rates in the commercial paper market and the remaining $70 million is a three-year term note with interest at a variable cost of LIBOR plus 25 basis points. At February 29, 2000 and February 28, 1999, the Company had a maximum amount available under the asset backed securitization financing program of approximately $66 and $16, respectively, based on a borrowing base computation as provided by agreement. The total outstanding under the asset backed securitized financing program at February 29, 2000 and February 28, 1999 was $75,490 and $55,300, respectively.

Subsequent to year end, the Company amended the asset backed securitized financing program which increased the maximum available borrowing amount under the facility to $325 million, $255 million will incur interest at variable rates in the commercial paper market and the remaining $70 million will be a three year term note with a cost of LIBOR plus 25 basis points. The other terms and conditions of the agreement stay substantially in effect.

In conjunction with the securitized financing program, Ag Services maintains an $8.5 million revolving bank line of credit through June 2000. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for three variable interest rate alternatives based on prime, Fed Fund rates, or LIBOR (current effective rates range from 7.92% to 9.25% at February 29, 2000). All borrowings are collateralized by substantially all assets of the Company. The agreement requires that the total outstanding borrowings be repaid in full for 10 consecutive days during the Company's fiscal second quarter. The total outstanding under the revolving line of credit at February 29, 2000 and February 28, 1999 was $8,500.

The Company entered into a two year bank line of credit, through June 2000, with a maximum available borrowing amount of $12 million. The line of credit is accessible to cover the Company's funding requirements for its intermediate loan program. The terms of the agreement allow for three variable interest rate alternatives based on prime, Fed Fund rates, or LIBOR (current effective rates range from 7.92% to 9.25% at

February 29, 2000). All borrowings are collateralized by substantially all assets of the Company. At February 29, 2000 and February 28, 1999 the Company had a maximum amount available under the revolving line of credit of $5 and $55, respectively, based on the borrowing base computation as provided by the agreement. The total outstanding under the revolving line of credit at February 29, 2000 and February 28, 1999 was $9,400 and $6,500, respectively.

The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requirements that the Company maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. The Company was in compliance with these covenants at February 29, 2000. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations.

Total amounts outstanding under all above agreements are summarized below:
                                As of          As of
                             February 29,   February 28,
                                 2000           1999
                             ------------   ------------
Asset backed securitization
   financing program            $75,490        $55,300
$8.5 million revolving
   line of credit                 8,500          8,500
$12 million bank line
   of credit                      9,400          6,500
                               ---------     ----------
        Total debt              $93,390        $70,300
Less current maturities          82,066         61,817
                               ---------     ----------
        Long-term debt          $11,324         $8,483
                               =========     ==========

Note 4.   Commitments and Contingencies

Lease Commitments

The Company has entered into a three-year agreement to lease its office space, which expires April 30, 2003, and requires minimum annual rentals, plus the payment of normal maintenance and insurance. The total minimum rental commitment at February 29, 2000 is $804 which is due as follows:

               Year ending February:
                    2001                     $244
                    2002                      244
                    2003                      270
                    2004                       46
                                             ----
                                             $804
                                             ====

The total rental expense included in the income statements for the years ended February 29, 2000 and February 28, 1999 and 1998 was $253, $196, and $168, respectively.

Other commitments:

In the normal course of business, the Company makes various commitments, which are not reflected in the accompanying financial statements. These include commitments to supply farm inputs to customers. At February 29, 2000 and February 28, 1999 and 1998 the Company had approximately $91,182, $84,002 and $69,151, respectively, in commitments to supply farm inputs. No material losses or liquidity demands are anticipated as a result of these commitments.

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

Note 5.   Income Taxes

Net deferred tax assets consist of the following components:

                                  As of         As of
                               February 29,  February 28,
                                   2000          1999
                               ------------  ------------
Deferred tax assets:
 Allowance for doubtful notes      $1,684        $1,367
 Reserve for discounts                999           925
 Inventory allowances                   8             8
 Accrued vacations                     76            54
                               -----------   -----------
                                   $2,767        $2,354
Deferred tax liabilities:
 Customer notes receivable           $555          $832
                               -----------   -----------
                                   $2,212        $1,522
                               ===========   ===========

The deferred tax amounts mentioned above have been classified on the accompanying balance sheet as follows:

                                 As of         As of
                              February 29,  February 28,
                                  2000          1999
                              ------------ -------------
Current assets                  $1,920          $872
Noncurrent assets                  292           650
                              ----------   -----------
                                $2,212        $1,522
                              ==========   ===========

Income tax expense from continuing operations is made up of the following components:

                    Year Ended   Year Ended    Year Ended
                    February 29, February 28, February 28,
                        2000         1999         1998
                   ------------- ------------ ------------
Current tax expense:
 Federal               $4,876       $4,148       $1,936
 State                    692          679          321
                    -----------  -----------  -----------
                       $5,568       $4,827       $2,257
Deferred tax expense     (690)      (1,105)         658
                    -----------  -----------  -----------
                       $4,878       $3,722       $2,915
                    ===========  ===========  ===========

Total reported tax expense from continuing operations varies from the amount that would have resulted by applying the effective federal income tax rate to income before income taxes for the following reasons:

                          Year Ended   Year Ended   Year Ended
                         February 29, February 28, February 28,
                            2000         1999         1998
                         ------------ ------------ ------------

Federal statutory rate       35.0%        35.0%        35.0%
State tax expense, net
 of federal income tax
 benefit                      5.3%         5.2%         4.0%
Other, net                   (2.7%)       (4.6%)       (3.3%)
                         -----------  -----------  -----------
Effective tax rate           37.6%        35.6%        35.7%
                         ===========  ===========  ===========

Note 6.   Employee Stock Plans and Capital Stock

At February 29, 2000, the Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the two fixed stock option plans. Had compensation cost for the two stock based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

                                   2000         1999         1998
                              ------------- ------------ ------------
Reported:
Net income
 Continuing operations             $8,079       $6,739       $5,247
 Discontinued operations             (469)        (246)         (66)
                                  --------     --------     --------
 Net income                        $7,610       $6,493       $5,181
                                  ========     ========     ========
Basic earnings per share
 Continuing operations              $1.54        $1.29        $1.02
 Discontinued operations            (0.09)       (0.04)       (0.01)
                                  --------     --------     --------
 Net income                         $1.45        $1.25        $1.01
                                  ========     ========     ========
Diluted earnings per share
 Continuing operations              $1.48        $1.24        $0.97
 Discontinued operations            (0.08)       (0.04)       (0.01)
                                  --------     --------     --------
 Net income                         $1.40        $1.20        $0.96
                                  ========     ========     ========

Pro Forma:
Net income
 Continuing operations             $7,766       $6,447       $5,108
 Discontinued operations             (469)        (246)         (66)
                                  --------     --------     --------
 Net income                        $7,297       $6,201       $5,042
                                  ========     ========     ========
Basic earnings per share
 Continuing operations              $1.48        $1.23        $0.99
 Discontinued operations            (0.09)       (0.04)       (0.01)
                                  --------     --------     --------
 Net income                         $1.39        $1.19        $0.98
                                  ========     ========     ========
Diluted earnings per share
 Continuing operations              $1.42        $1.18        $0.94
 Discontinued operations            (0.08)       (0.04)       (0.01)
                                  --------     --------     --------
 Net income                         $1.34        $1.14        $0.93
                                  ========     ========     ========

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

On August 3, 1993 the Stockholders of the Company adopted its "1993 Stock Option Plan" which provides for the issuance of a maximum of 200,000 shares of common stock to directors, officers, employees or other persons. The other provisions of the 1993 Stock Option Plan are the same as provisions of the 1991 Stock Option Plan discussed above. On August 1, 1995 the stockholders of the Company approved a proposal to amend its "1993 Stock Option Plan" to increase the maximum number shares of common stock issuable to directors, officers, employees or other persons from 200,000 to 400,000 shares. The other provisions of the 1993 Stock Option Plan remained the same as previously discussed above. At February 29, 2000 and February 28, 1999, the total shares available for future grant under the 1991 and 1993 plans, combined, were 34,575 and 58,525 shares, respectively.

Fixed Stock Option Plans:

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in fiscal 2000, 1999 and 1998, respectively: risk-free interest rates of 6.2%, 5.5% and 5.8%; expected lives of 7 for all years; price volatility of 27.1%, 25.6% and 26.2% and no expected dividends.

The following table summarizes the options to purchase shares of the Company's common stock under the two option plans combined:

                                        Stock Options
                                -------------------------------
                                                    Weighted
                                                    Average
                                Outstanding      Exercise Price
                                -----------     ---------------
Balance at February 28, 1997      468,600             $6.76
Granted                            43,300            $17.51
Exercised                         (40,035)            $8.65
Canceled                          (29,225)           $11.77
                               -----------     ---------------
Balance at February 28, 1998      442,640             $7.31
Granted                            87,000            $16.09
Exercised                         (34,750)            $7.96
Canceled                          (18,950)           $14.64
                               -----------     ---------------
Balance at February 28, 1999      475,940             $8.58
Granted                            34,500            $19.14
Exercised                         (35,225)            $7.69
Canceled                          (10,550)           $14.82
                               -----------     ---------------
Balance at February 29, 2000      464,665             $9.29
                               ===========     ===============

                                   Number of Options
                           ---------------------------------
                              2000        1999        1998
                            -------     -------     --------

Exercisable, end of year    360,190     355,414      349,190
                           ========     =======     ========

Weighted-average fair value
  per option of options
  granted during the year     $8.54       $6.61        $7.40
                              =====       =====        =====

Options are exercisable over varying periods ending on February 28, 2010.

A further summary of the fixed options outstanding at February 29, 2000 is as follows:

                         Options Outstanding           Options Exercisable
                  --------------------------------   ------------------------
                              Weighted
                               Average    Weighted                   Weighted
                              Remaining   Average                    Average
   Range of        Number    Contractual  Exercise      Number       Exercise
Exercise Prices  Outstanding     Life       Price     Exercisable     Price
---------------  ----------- -----------  --------    -----------    --------
$3.50 to $3.88     188,050        1.27       $3.52       188,050        $3.52
$5.63 to $7.88      30,580        4.27       $6.65        30,580        $6.65
$8.00 to $9.88      94,610        4.55       $9.31        94,610        $9.31
$10.88 to $24.75   151,425        8.41      $16.96        46,950       $16.15
                 ----------- -----------  --------    -----------    --------
                   464,665        4.46       $9.29       360,190        $6.95
                 =========== ===========  ========    ===========    ========

Capital stock:

In August 1995, the Company's Board of Directors approved the "1995 Stock Purchase Plan" which allows directors, officers and all other employees of the Company to purchase common stock directly from the Company, subject to certain restrictions. Shares may be purchased at
(i) the closing price of the stock on the trading day immediately preceding the purchase date or (ii) the cost at which the shares may be purchased in the open market, exclusive of brokerage commissions and fees. An aggregate of 150,000 authorized but unissued shares are reserved for issuance under the plan. The stock purchase plan is administered by the Company and is subject to termination or amendment by the Board of Directors at any time. At February 29, 2000 and February 28, 1999 and 1998, 1,210, 700 and 1,400 shares, respectively, were purchased under this plan.

In total, 610,055 shares of Common Stock are reserved for issuance under the plans discussed above.

Note 7.   Employee Benefits

The Company has contractual employment and noncompetition agreements through July 1, 2000 with its three top officers who are also directors of the Company. Each of which provides for (i) a base salary adjustable annually, (ii) payment of an annual bonus in the amount of 2% of the Company's pretax income in excess of $2.5 million, (iii) $250 thousand in life insurance coverage and (iv) receipt of other Company benefits including use of an automobile. The total amount of the annual bonus included as compensation expense for the years ended February 29, 2000 and February 28, 1999 and 1998 was $620, $480 and $354, respectively.

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

For the years ended February 29, 2000 and February 28, 1999 and 1998, $110, $85 and $78, respectively, was contributed to employee accounts including $22, $22 and $19, respectively, contributed to the accounts of the Company's executive officers.

Effective August 13, 1998, the Company established an Employee Incentive Compensation Program. The Company pays bonuses to all eligible employees based on the growth in net revenues and net income. The bonuses range from zero to 8% of all eligible employees calendar year compensation. The total amount of incentive compensation charged to expense for the years ended February 29, 2000 and February 28, 1999 and 1998 was $95, $118 and none, respectively, including $9, $13 and none, respectively, was paid to the Company's executive officers.

Note 8.   Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

                                    Year Ended   Year Ended   Year Ended
                                    February 29, February 28, February 28,
                                        2000         1999         1998
                                    ------------ ------------ ------------
Net income available to
 shareholders:
  Income from continuing operations      $8,079       $6,739       $5,247
  Discontinued operations                  (469)        (246)         (66)
                                    ------------ ------------- -----------
  Net income available to
    stockholders                         $7,610       $6,493       $5,181
                                    ============ ============ ============
Earnings per share:
Weighted average shares
   outstanding - basic                5,232,895    5,203,976    5,155,186
                                    ============ ============ ============

Basic earnings per share:
  Income from continuing operations       $1.54        $1.29        $1.02
  Discontinued operations                 (0.09)       (0.04)       (0.01)
                                    ------------ ------------- -----------
  Basic earnings per share                $1.45        $1.25        $1.01
                                    ============ ============ ============

Diluted earnings per share:
Weighted average shares
   outstanding - basic                5,232,895    5,203,976    5,155,186
Effect of dilutive securities:
   Employee stock options               220,583      226,805      269,791
                                    ------------ ------------ ------------
Weighted average shares -
   diluted                            5,453,478    5,430,781    5,424,977
                                    ============ ============ ============

Diluted earnings per share:
  Income from continuing operations       $1.48        $1.24        $0.97
  Discontinued operations                 (0.08)       (0.04)       (0.01)
                                    ------------ ------------- -----------
  Diluted earnings per share              $1.40        $1.20        $0.96
                                    ============ ============= ===========

At February 29, 2000 and February 28, 1999 and 1998, respectively, 103,000, 100,100 and 34,900 employee stock options were outstanding but were not included in computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

Note 9.   Customer Credit Operations

Customer credit operations were as follows:


                           Year Ended   Year Ended   Year Ended
                           February 29, February 28, February 28,
                              2000         1999         1998
                           ------------ ------------ ------------
Financing income               $25,067      $19,680      $13,355
                           ------------ ------------ ------------
Direct costs:
 Financing expense             $12,062       $9,309       $5,536
 Payroll and related costs       2,885        2,362        1,916
 Credit report services             62           19           61
 Legal fees                        481          348          423
 Provision for doubtful
  notes                          5,421        4,021        2,963
                           ------------- ------------ -----------
   Total direct costs          $20,911      $16,059      $10,899
                           ------------- ------------ -----------
Net financing income (loss)     $4,156       $3,621       $2,456
                           ============= ============ ===========

The above results do not reflect any allocation of corporate overhead expenses.

At the close of fiscal 1998, the Company entered into a servicing and marketing agreement with a major national agricultural supplier. The Company services customers as the underwriter in providing financing under the agreement. In fiscal 2000, 1999 and 1998 the Company had $31,233 and $38,625 and none, respectively of loan originations under the agreement, which generated financing income of $2,760, $2,562 and none, respectively.

Note 10.   Discontinued Operations

During fiscal 2000 the Company decided to discontinue operations for the three retail service centers in Northwestern Illinois. At February 29, 2000 the Company has reduced the value of the assets of the retail service centers to their estimated fair market value. The remaining fixed assets from these retail facilities at year-end are primarily machinery and equipment with a value of approximately $137.

Loss from discontinued operations:

                                   2000       1999        1998
                                 -------      --------     --------

Net revenues                      $1,376      $1,480         $72


Cost of revenues                  $1,185      $1,302         $57
Operating expenses                   633         561         116
Income taxes                        (266)       (137)        (35)
                                 --------    --------    --------
                                  $1,522      $1,726        $138
                                 --------    --------    --------

Loss from discontinued operations  ($176)      ($246)       ($66)
                                 ========    ========    ========

Loss on disposal of discontinued
  operations, net                  ($293)        $--         $--
                                 ========    ========    ========

BOARD OF DIRECTORS

Henry C. Jungling, Jr.        Chairman of the Board
                              Ag Services of America, Inc.

Gaylen D. Miller              President and
                              Chief Executive Officer
                              Ag Services of America, Inc.

Kevin D. Schipper             Chief Operating Officer and
                              Secretary
                              Ag Services of America, Inc.

James D. Gerson               Senior Vice President
                              Fahnestock & Co., Inc.

Michael Lischin               Attorney at Law

Ervin J. Mellema              Operating Principal
                              Campbell Mellema Insurance, Inc.
                              and Campbell Mellema Realty, LLC


OFFICERS

Henry C. Jungling, Jr.        Chairman of the Board

Gaylen D. Miller              President and
                              Chief Executive Officer

Kevin D. Schipper             Chief Operating Officer and
                              Secretary

Todd J. Ryan                  Vice President Sales and Marketing

Brad D. Schlotfeldt           Vice President Finance and Treasurer

Eunice M. Schipper            Vice President Credit

Neil H. Stadlman              Vice President Credit Administration

Terry L. Gibson               General Counsel

CORPORATE DATA

Annual Meeting

All shareholders are welcome to attend our annual meeting, which will be held at 9:00 a.m. on Tuesday, August 1, 2000, at the Company's corporate headquarters. Any shareholders who will be unable to attend are encouraged to send questions and comments in writing, to Brad D. Schlotfeldt, Vice President Finance and Treasurer, at our corporate headquarters.

Stock Market Information

The Company's common stock is traded on the New York Stock Exchange under the symbol ASV.

As of February 29, 2000, there were 5,249,039 shares of common stock outstanding. At that date, there were 138 shareholders of record and approximately 3,100 shareholders for whom securities firms acted as nominees.

Transfer Agent

Norwest Bank Minnesota, N.A.
Stock Transfer Department
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
612/450-4064 or 800/468-9716

Form 10-K

Shareholders who wish to obtain, without charge, a copy of our annual report on form 10-K, filed with the Securities and Exchange Commission for the fiscal year ended February 29, 2000, may do so by writing Brad D. Schlotfeldt, Vice President Finance and
Treasurer, at corporate headquarters.

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