Form 10-K, Exhibit 13
period 2001-02-28
AG SERVICES OF AMERICA INC
filed 2001-05-25
CIK 875354

AG SERVICES OF AMERICA, INC.

                              EXHIBIT 13.1


                         FORM OF ANNUAL REPORT TO
                    SHAREHOLDERS FYE FEBRUARY 28, 2001

                                 FINANCIAL HIGHLIGHTS
                                ----------------------

                                             2001        2000        1999        1998        1997
                                          ----------  ----------  ----------  ----------  ----------
                                              (expressed in thousands, except per share amounts)
Earnings:
  Net revenues                             $345,653    $294,584    $223,813    $186,001    $147,647
  Net revenues increase                       17.3%       31.6%       20.3%       26.0%       28.7%
  Net income                                 $7,453      $7,610      $6,493      $5,181      $4,346
  Net income as a percentage of net revenues   2.2%        2.6%        2.9%        2.8%        2.9%
  Return on beginning stockholders' equity    12.8%       15.1%       14.8%       13.6%       21.3%

  Per share data:*
      Net income:
          Basic                               $1.41       $1.45       $1.25       $1.01       $0.95
          Diluted                             $1.36       $1.40       $1.20       $0.96       $0.84
  Book value                                 $12.53      $11.13       $9.70       $8.45       $7.44

  Weighted average shares:*
          Basic                               5,271       5,233       5,204       5,155       4,579
          Diluted                             5,490       5,453       5,431       5,425       5,352

Financial position:
  Working capital                           $52,081     $45,139     $39,390     $33,806     $27,375
  Total assets                             $221,240    $164,328    $134,644     $93,248     $60,773
  Stockholders' equity                      $66,178     $58,436     $50,537     $43,756     $38,216


Quarterly Common Stock Prices

                                       First     Second    Third    Fourth
                                      Quarter   Quarter   Quarter   Quarter
                                      -------   -------   -------   -------
2001
    High                              $31.56    $18.50    $19.94    $15.95
    Low                               $16.25    $14.38    $12.31    $10.44

2000
    High                              $17.88    $18.06    $17.38    $24.75
    Low                               $13.00    $16.25    $14.19    $14.06

       SIXTEEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                               February February  February  February  February  February  February  February
                                 2001      2000      1999      1998      1997      1996      1995      1994
                              --------- --------- --------- --------- --------- --------- --------- ---------
Statement of Income Data:
Net revenues:
 Farm inputs                   $313,792  $269,517  $204,133  $172,646  $137,443  $106,869   $81,936   $61,644
 Financing income                31,861    25,067    19,680    13,355    10,204     7,817     5,395     3,910
                              --------- --------- --------- --------- --------- --------- --------- ---------
Total net revenues             $345,653  $294,584  $223,813  $186,001  $147,647  $114,686   $87,331   $65,554
                              --------- --------- --------- --------- --------- --------- --------- ---------

Cost of revenues:
 Farm inputs                   $297,489  $253,588  $191,648  $162,140  $127,698   $98,280   $75,247   $56,296
 Financing expense               17,082    12,062     9,309     5,536     4,768     4,258     2,784     1,720
 Provision for doubtful notes     6,266     5,421     4,021     2,963     2,290     1,863     1,409     1,050
                              --------- --------- --------- --------- --------- --------- --------- ---------
Total cost of revenues         $320,837  $271,071  $204,978  $170,639  $134,756  $104,401   $79,440   $59,066
                              --------- --------- --------- --------- --------- --------- --------- ---------

Income from continuing
  operations before operating
  expenses and income taxes     $24,816   $23,513   $18,835   $15,362   $12,891   $10,285    $7,891    $6,488
Operating expenses               12,799    10,556     8,374     7,200     6,216     5,422     4,128     3,404
                              --------- --------- --------- --------- --------- --------- --------- ---------
Income from continuing
  operations before income
  taxes                         $12,017   $12,957   $10,461    $8,162    $6,675    $4,863    $3,763    $3,084
 Fed and state income taxes       4,564     4,878     3,722     2,915     2,329     1,730     1,361     1,117
                              --------- --------- --------- --------- --------- --------- --------- ---------
Income from continuing
   operations                    $7,453    $8,079    $6,739    $5,247    $4,346    $3,133    $2,402    $1,967
   Discontinued operations           --      (469)     (246)      (66)       --        --        --        --
                              --------- --------- --------- --------- --------- --------- --------- ---------
Net Income                       $7,453    $7,610    $6,493    $5,181    $4,346    $3,133    $2,402    $1,967
                              ========= ========= ========= ========= ========= ========= ========= =========

Earnings per share - Basic:
 Income from continuing
   operations                     $1.41     $1.54     $1.29     $1.02     $0.95     $0.89     $0.69     $0.58
 Discontinued operations             --     (0.09)    (0.04)    (0.01)       --        --        --        --
                              --------- --------- --------- --------- --------- --------- --------- ---------
 Net income                       $1.41     $1.45     $1.25     $1.01     $0.95     $0.89     $0.69     $0.58
                              ========= ========= ========= ========= ========= ========= ========= =========

Earnings per share - Diluted:
 Income from continuing
   operations                     $1.36     $1.48     $1.24     $0.97     $0.84     $0.73     $0.60     $0.52
 Discontinued operations             --     (0.08)    (0.04)    (0.01)       --        --        --        --
                              --------- --------- --------- --------- --------- --------- --------- ---------
 Net income                       $1.36     $1.40     $1.20     $0.96     $0.84     $0.73     $0.60     $0.52
                              ========= ========= ========= ========= ========= ========= ========= =========

Cash dividends per share           $ --      $ --      $ --      $ --      $ --      $ --      $ --      $ --
                              ========= ========= ========= ========= ========= ========= ========= =========

Weighted average shares:
 Basic                        5,271,069 5,232,895 5,203,976 5,155,186 4,578,720 3,538,603 3,478,144 3,408,192
                              ========= ========= ========= ========= ========= ========= ========= =========

 Diluted                      5,490,109 5,453,478 5,430,781 5,424,977 5,352,257 5,201,231 5,150,556 4,893,838
                              ========= ========= ========= ========= ========= ========= ========= =========
                               February  February  February  February  February  February  February  February
                                 2001      2000      1999      1998      1997      1996      1995      1994
                              --------- --------- --------- --------- --------- --------- --------- ---------

Balance Sheet Data:
Working capital                 $52,081   $45,139   $39,390   $33,806   $27,375   $23,611   $21,546   $23,034
Total assets                    221,240   164,328   134,644    93,248    60,773    55,186    38,277    28,786
Total debt                      147,771    93,390    70,300    45,243    21,000    33,650    20,900    13,800
Stockholders' equity             66,178    58,436    50,537    43,756    38,216    20,421    16,660    14,198

       SIXTEEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                               February  February  February  February  February  February  February February
                                 1993      1992      1991      1990      1989      1988      1987     1986*
                              --------- --------- --------- --------- --------- --------- --------- ---------

Statement of Income Data:
Net revenues:
 Farm inputs                    $51,088   $33,062   $27,443   $21,236   $9,451     $4,176     $2,833       $10
 Financing income                 3,474     2,472     1,983     1,515      512        184        165        --
                              --------- --------- --------- --------- --------- --------- ---------- ---------
Total net revenues               54,562    35,534    29,426    22,751     9,963     4,360      2,998       $10
                              --------- --------- --------- --------- --------- --------- ---------- ---------

Cost of revenues:
 Farm inputs                    $46,447   $30,355   $25,131   $19,215    $8,541    $3,728     $2,441       $--
 Financing expense                1,308       913     1,039     1,241       365       129        116        --
 Provision for doubtful notes       812       471       375       451        53        37         10        --
                              --------- --------- --------- --------- --------- --------- ---------- ---------
Total cost of revenues          $48,567   $31,739   $26,545   $20,907    $8,959    $3,894     $2,567       $--
                              --------- --------- --------- --------- --------- --------- ---------- ---------

Income from continuing
  operations before operating
  expenses and income taxes      $5,995    $3,795    $2,881    $1,844    $1,004      $466       $431       $10
Operating expenses                3,094     1,941     1,637     1,399       585       408        377        31
                              --------- --------- --------- --------- --------- --------- ---------- ---------

Income from continuing
  operations before income
  taxes                          $2,901    $1,854    $1,244      $445      $419       $58        $54      ($21)
 Fed and state income taxes       1,045       676       446       183       159        18          7        --
                              --------- --------- --------- --------- --------- --------- ---------- ---------
Income from continuing
  operations                     $1,856    $1,178      $798      $262      $260       $40        $47      ($21)
  Discontinued operations            --        --        --        --        --        --         --        --
                              --------- --------- --------- --------- --------- --------- ---------- ---------
  Net Income                     $1,856    $1,178      $798      $262      $260       $40        $47      ($21)
                              ========= ========= ========= ========= ========= ========= ========== =========

Earnings per share - Basic:
 Income from continuing
   operations                     $0.55     $0.42     $0.42     $0.22     $0.22     $0.03     $0.04     ($0.02)
 Discontinued operations             --        --        --        --        --        --        --         --
                              --------- --------- --------- --------- --------- --------- --------- ----------
 Net income                       $0.55     $0.42     $0.42     $0.22     $0.22     $0.03     $0.04     ($0.02)
                              ========= ========= ========= ========= ========= ========= ========= ==========

Earnings per share - Diluted:
 Income from continuing
   operations                     $0.53     $0.42     $0.42     $0.22     $0.22     $0.03     $0.04     ($0.02)
 Discontinued operations             --        --        --        --        --        --        --         --
                              --------- --------- --------- --------- --------- --------- --------- ----------
 Net income                       $0.53     $0.42     $0.42     $0.22     $0.22     $0.03     $0.04     ($0.02)
                              ========= ========= ========= ========= ========= ========= ========= ==========

Cash dividends per share            $--       $--       $--       $--       $--       $--       $--        $--
                              ========= ========= ========= ========= ========= ========= ========== =========
Weighted average shares:

 Basic                        3,360,542 2,784,864 1,910,116 1,179,802 1,179,802 1,179,802 1,179,802  1,179,802
                              ========= ========= ========= ========= ========= ========= ========== =========

 Diluted                      3,524,278 2,822,166 1,910,116 1,179,802 1,179,802 1,179,802 1,179,802  1,179,802
                              ========= ========= ========= ========= ========= ========= ========== =========

                               February  February  February  February  February  February  February   February
                                 1993      1992      1991      1990      1989      1988     1987       1986*
                              --------- --------- --------- --------- --------- --------- ---------  ---------

Balance Sheet Data:
Working capital                  $8,531    $7,908    $3,470      $358      $281       $36       $14       ($32)
Total assets                     20,983    13,971     7,231     3,952     1,421       355       195         39
Total debt                        8,000     3,500     2,265       308       636       126        15         52
Stockholders' equity             11,760     9,839     4,001       588       326        66        26        (21)

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

General

Fiscal 2001 marks the fifteenth consecutive year Ag Services has reached record levels of sales. Net revenues increased 17% to $345.7 million for Fiscal 2001 as compared to $294.6 million in Fiscal 2000. Net income decreased 2% to $7.5 million in 2001 from $7.6 million in 2000 and net income from continuing operations decreased 8% to $7.5 million in 2001 as compared to $8.1 million in 2000. The Company's investment in the development of its e-commerce initiative, Powerfarm.com, reduced earnings by $977,000, or $0.18 per diluted share in Fiscal 2001 as compared to $120,000, or $0.02 per diluted share last year. Excluding Powerfarm, net income from continuing operations for Fiscal 2001 was $8.4 million as compared to $8.2 million for Fiscal 2000. The Company reported basic and diluted earnings per share of $1.41 and $1.36 for Fiscal 2001, respectively, compared to $1.45 and $1.40 per share, respectively, in Fiscal 2000.

Results of Operations

Selected Operating Results

The following table sets forth the dollars and percentages of net revenues by the selected items in the Consolidated Statements of Income of the Company.

                      Dollars (in thousands) and Percentage of Total Net Revenue
                      -----------------------------------------------------------
                         Year Ended           Year Ended           Year Ended
                      February 28, 2001    February 29, 2000    February 28, 1999
                      -----------------    -----------------    -----------------
Net revenues:
 Farm inputs          $313,792    90.8%    $269,517    91.5%    $204,133    91.2%
 Financing income       31,861     9.2%      25,067     8.5%      19,680     8.8%
                      ---------  ------    ---------  ------    ---------  ------
Total net revenues    $345,653   100.0%    $294,584   100.0%    $223,813   100.0%
                      ---------  ------    ---------  ------    ---------  ------

Cost of revenues:
 Farm inputs          $297,489    86.1%    $253,588    86.1%    $191,648    85.6%
 Financing expense      17,082     4.9%      12,062     4.1%       9,309     4.2%
 Provision for
  doubtful notes         6,266     1.8%       5,421     1.8%       4,021     1.8%
                      ---------  ------    ---------  ------    ---------  ------
Total cost of
 revenues             $320,837    92.8%    $271,071    92.0%    $204,978    91.6%
                      ---------  ------    ---------  ------    ---------  ------
Income from continuing
  operations before
  operating expenses
  and income taxes     $24,816     7.2%     $23,513     8.0%     $18,835     8.4%
Operating expenses      12,799     3.7%      10,556     3.6%       8,374     3.7%
                      ---------  ------    ---------  ------    ---------  ------
Income from continuing
  operations before
  income taxes         $12,017     3.5%     $12,957     4.4%     $10,461     4.7%

Federal and state
 income taxes            4,564     1.3%       4,878     1.7%       3,722     1.7%
                      ---------  ------    ---------  ------    ---------  ------

Income from continuing
  operations            $7,453     2.2%      $8,079     2.7%      $6,739     3.0%

Discontinued
   operations               --     0.0%        (469)   (0.2%)       (246)   (0.1%)
                      ---------  ------    ---------  ------    ---------  ------

Net Income              $7,453     2.2%      $7,610     2.6%      $6,493     2.9%
                      =========  ======    =========  ======    =========  ======


Net Revenues

  Net revenues in Fiscal 2001 increased 17% to $345.7 million, compared with $294.6 million in 2000, and $223.8 million in 1999. The Company reached record level of revenues in 2001 through greater market penetration with the increased name recognition gained by the Company's Agri-Flex Credit(R) program in its 30 state market area. Financing income as a percentage of net revenues increased to 9.2% in Fiscal 2001 from 8.5% in 2000 and 8.8% in 1999. The increase in financing income as a percentage of net revenues for Fiscal 2001 was primarily a result of an average increase in the prime lending rate over the prior year of approximately 120 basis points, which is the base rate used by the Company to charge interest on a variable rate basis to its customers.
The decline in financing income as a percentage of net revenues for Fiscal 2000 was primarily a result of a decrease in the prime-lending rate by approximately 25 basis points. For the last three fiscal years over 95% of the Company's customers have had variable rate notes, which allows the Company to pass interest rate risk onto its customers. The number of customers in Fiscal 2001 decreased 4% to 1,477 compared to 1,533 in 2000 and 1,358 in 1999. The average net revenue generated by each customer increased 22% to $234,000 in Fiscal 2001, compared with $192,000 in 2000 and $165,900 in 1999.

Cost of Revenues

  The total cost of revenues was 92.8% of net revenues for Fiscal 2001, which increased from 92.0% of net revenues in 2000, which increased from 91.6% of net revenues in 1999. The increase in total cost of revenues as a percentage of net revenues in Fiscal 2001 was a result of a decrease in margin on the sale of farm inputs. The gross margin on farm inputs decreased to 5.2% in 2001 from 6.0% in 2000 and 6.2% in 1999. The decrease in gross margin on the sale of farm inputs was the result of increased pricing pressures in the chemical industry, sales mix shift into lower margin inputs for non-traditional crops such as sugar beets and potatoes and increases in the average size of the Company's customers and the resulting seed volume discounts. Gross margins on the sale of farm inputs were also reduced as a result of program discounts earned by the Company's customer above any previous historical level due to faster than expected payments from customers. In Fiscal 2001, margin on financing increased to $14.8 million from $13.0 million in 2000 and $10.3 million in 1999. The increase in financing income is due to the increased financing under the Company's Agri-Flex program as noted by the increased revenue in the corresponding years. The average interest rate on the Company's financing agreements increased to 8.3% in 2001 from 6.9% in 2000 which decreased from 7.1% in 1999. The increase in interest rate is primarily attributable to the overall increase in prime, LIBOR, and commercial paper interest rates throughout the year. Financing expense, as a cost of revenue, is directly affected by changes in the prevailing prime, LIBOR and commercial paper interest rates under the Company's financing agreements. The Company establishes interst rates for customers each year based on the Company's anticipated financing expenses and competitive influences in the market. For Fiscal 2001, 2000 and 1999, the Company offered variable rate notes to customers ranging from prime to 4.0% above prime. This allowed the Company to limit exposure to interest rate risk. The provision for doubtful notes, as a percentage of net revenues, remained constant at 1.8% in Fiscal 2001, 2000 and 1999.

Operating Expenses

  Operating expenses increased slightly to 3.7% of net revenues in Fiscal 2001 as compared to 3.6% for Fiscal 2000 which decreased from 3.7% for Fiscal 1999. The increase in operating expenses as a percentage of net revenues for Fiscal 2001 is attributed to the Company's investment in the build-out of Powerfarm.com. Excluding the impact of Powerfarm, operating expenses for Fiscal 2001 increased only 8.1% from Fiscal 2000. The decrease in operating expenses as a percentage of net revenues for Fiscal 2000 as compared to Fiscal 1999 was a result of Management's continuing efforts to control operating expenses through increased operating efficiencies.

  The increase in the dollar amount of operating expenses is primarily attributable to the Company's growth in net revenues. These increases were a result of manpower expenses of $8.3 milion in Fiscal 2001, $7.6 million in 2000 and $6.1 million in 1999. This is a result of the Company adding employees as well as general wage rate increases to existing employees. The balance of the increase in operating expenses is attributed to the Company's growth.

Discontinued Operations

  During Fiscal 2000 the Company decided to discontinue the operations for the three retail service centers in Northwestern Illinois. The Company began leasing the three retail service centers in May of 1997 as a pilot program to increase its customer base in Northwestern Illinois, as well as create synergies to improve margins on the sale of fertilizer and agricultural chemicals. Due to changes in market conditions at the retail level, the Company was not successful in developing a profitable customer base in the area. In addition, managements' long-term stategies for continued growth and profitability are focused on services, information and technology rather than bricks and mortar.

  Net revenues from the retail facilities for Fiscal years 2001, 2000, and 1999 were none, $1,376,000 and $1,481,000 respectively. Net operating (loss) from discontinued operations were none, ($176,000) and ($246,000), respectively for Fiscal years 2001, 2000, and 1999. Loss on disposal of discontinued operations for Fiscal 2000 was $293,000.

Net Income

  Net income decreased 2% to $7.5 million in Fiscal 2001, compared with $7.6 million in 2000 and $6.5 million in 1999. The decrease in net income is attributable to the expenses associated with infrastructure development of Powerfarm.com and lower farm input maring as discussed above.

Powerfarm

  Powerfarm operates and manages the Company's e-commerce website, Powerfarm.com, which was developed to incorporate Ag Services' business model through the Internet. Powerfarm.com has compiled one of the most comprehensive assortments of agriculture products, services and credit options available on the Internet today. Products currently available include seed, fertilizer and crop protection chemicals, along with headline ag news, market quotes and weather. Growers can shop at their convenience day or night for products and sign up for additional services like crop insurance, grain marketing programs, crop scouting and soil sampling services. Within the Powerfarm Community, growers can post questions for the Company's agronomists and Certified Crop Advisors.

The Company continues discussions with additional suppliers serving the $250 billion agriculture industry.

  Powerfarm's results included net revenues of $1.62 million, cost of revenues of $1.58 million and expenses related to infrastructure and web site development, advertising and the ongoing operations of Powerfarm of $1.6 million. These results were in line with plans and management's expectations.

Seasonality

  The Company's revenues and income are directly related to the growing cycle for crops. Accordingly, quarterly revenues and income vary during each fiscal year. The following table shows the Company's quarterly net revenues and net income for Fiscal 2001 and 2000. This information is derived from unaudited financial statements, which include, in the opinion of management, all normal and recurring adjustments which management considers necessary for a fair statement of results of those periods. The operating results for any quarter are not necessarily indicative of the results for any future period.


                               Fiscal 2000 Quarter Ended
              -------------------------------------------------------------
                May 31        August 31      November 30      February 28
               --------       ---------      -----------      -----------
                                (Dollars in Thousands)
Net revenues    $155,802      $103,530        $23,626           $62,695

Net income        $3,125        $2,733           $998              $597



                               Fiscal 2000 Quarter Ended
              -------------------------------------------------------------
                May 31        August 31      November 30      February 29
               --------       ---------      -----------      -----------
                                (Dollars in Thousands)
Net revenues   $132,877        $88,703        $26,679           $46,325

Net income       $3,077         $2,727         $1,615              $191



During the fourth quarter of Fiscal 2000, the Company took a charge for the disposal of the retail facilities in Northwestern Illinois. This charge and loss from operations on those facilities resulted in a $347 thousand loss during the fourth quarter of Fiscal 2000.

Inflation

  The Company does not believe the Company's net revenues and income from continuing operations were significantly impacted by inflation or changing prices in fiscal 2001, 2000, or 1999.

Adoption of Financial Accounting Standard

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging
Activities."   This statement establishes accounting and reporting
standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

As amended by SFAS No. 137, this statement must be adopted no later than March 1, 2001, although earlier application is permitted. The Company has evaluated the impact of adopting SFAS No. 133 and believes there will be no material effect to the financial statements of adopting this standard, except as follows: The Company has an interest rate swap as described in
Note 3 to the financial statements. Upon adoption, this interest rate swap will be carried at market value, with the gain or loss shown as a component of accumulated other comprehensive income in the stockholder's equity section of the balance sheet.

Liquidity and Capital Resources

  Due to the seasonality of the Company's revenues and the terms of its customer notes receivable, the Company is required to finance the carrying of its revenues as customer notes receivable, for a majority of its fiscal year. As a result, the Company's need for capital has increased significantly due to its rapid growth. At February 28, 2001 and February 29, 2000, the Company had approximately $120 million and $91 million respectively, in commitments to supply farm inputs.

  The Company has funded its operating requirements and growth through a combination of retained earnings, equity capital, trade credit and bank and commercial paper borrowings. For the Fiscal years ended February 28, 2001 and February 29, 2000 and February 28, 1999, the Company financed its purchase of farm inputs from the following sources in the respective percentages indicated: bank and commercial paper borrowings 79.2%, 78.3% and 75.8%; trade credit 4.3%, 4.5%, and 5.1%; and equity 16.5%, 17.1%, and 19.1%. The increase in bank and commercial paper borrowings as a percentage of farm input purchases is a result of the Company's decision to finance more of its farm input purchases through the favorable terms of commercial paper borrowings. Capital expenditures have been financed through bank borrowings. The Company's principal source of working capital has been bank and commercial paper borrowings, retained earnings, a $2.5 million sale of common stock by the Company, the $4.7 million from its initial public offering of common stock in August 1991, and the $12.9 million from its convertible subordinated debenture offering in April 1993, which was converted to common stock in Fiscal
1997. In March 1997, the Company negotiated a $135 million asset backed securitized financing program through February 2002. This facility was amended and increased to 325 million in June of 2000 and extended through Fiscal 2004. The Company's asset back securitized financing program can be drawn upon based on a percentage of customer notes receivable. The
Company has genrally borrowed up to the full amount available on its commercial paper facility. The total outstanding under commercial paper borrowings as of February 28, 2001 and February 29, 2000, and February 28, 1999, was $110.0 million, $75.5 million, and $55.3 million, respectively, with an additional maximum amount available of approximately $2,506,000, $416,000, and $16,000, respectively, based on a percentage of customer notes receivable as provided by the agreements. The agreements are collateralized by a lien on substantially all of the Company's assets.
Under the terms of the five year asset backed securitized financing program, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a wholly owned, special purpose subsidiary of the company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity and incurs interest at variable rates in the commercial paper market. The Company may make these interest rate elections at any time during each Fiscal year in which the agreement is in effect and for any amount. The terms of the Company's trade credit vary for each supplier and type of crop input.

  During August of 2000, the Company negotiated a new $30 million term note. The term note will be due in four equal annual installments beginning in July of 2002 through maturity in July of 2005. Additional terms of the agreement allow two variable interest rate alternatives based on prime or LIBOR. At February 28, 2001 the Company had $30 million outstanding under the term loan.

  In August of 2000, the Company entered into an interest rate swap agreement to limit the exposure to increasing interest rates on the above term note.
The interest rate swap agreement matures in July of 2005 and has a principal amount of $30 million at February 28, 2001 and decreases as the principal amount is repaid. The agreement has effectively fixed the interest rate on the Company's $30 million term note at 9.78%. Although the Company is exposed to credit loss in the event of nonperformance by the counterparty on the interest rate swap agreement, management does not expect nonperformance.

  In conjunction with the securitized financing program and the term loan, Ag Services maintains a $15 million revolving bank line of credit through July 2003. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The agreement allows for two variable interest rate alternatives based on prime or LIBOR (current effective rates range from 6.84% to 9.00% at February 28, 2001).
The total outstanding under the revolving line of credit at February 28, 2001 was $7.8 million. During 2000, the Company maintained an $8.5 million revolving bank line of credit and a $12 million bank line of credit.

  All borrowings are collateralized by substantially all assets of the Company. The agreements as discussed above contain various restrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requires the Company to maintain certain levels of equity and pretax earnings. These restrictions are in effect unless written consent is obtained. Advnaces under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations.

  The Company believes that the financial resources available to it, including its bank lines of credit and its asset backed securitized financing program, its equity, and internally generated funds, will be sufficient to finance the Company and its operations in the foreseeable future.


Quantitative and Qualitative Disclosures About Market Risk

  At February 28, 2001, the Company had $147.8 million outstanding in notes payable at an average variable interest rate of 6.64%. The Company has an interest rate swap which effectivley converts $30 million of this variable rate debt to a fixed rate instrument. After considering the effect of this swap, the Company has floating rate debt of $117.8 million at a variable interest rate of 5.84%. A 10% increase in the average variable interest rate would increase interest expense by approximately 58 basis points. Assuming similar average outstanding borrowings for Fiscal 2001 of $183 million, this would increase the Company's interest expense by approximately $1,061,000.00

  The above sensitivity analysis is to provide information about the Company's potential market risks as they pertain to an adverse change in interest rates. The above analysis exludes the positive impact that increased interest rates would have on financing income as 95% of the Company's notes receivable are variable rate notes.

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


                    INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Ag Services of America, Inc.
Cedar Falls, Iowa



We have audited the accompanying consolidated balance sheets of Ag
Services of America, Inc. and its subsidiary as of February 28, 2001 and February 29, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended February 28, 2001, February 29, 2000 and February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ag Services of America, Inc. as of February 28, 2001 and February 29, 2000, and the results of their operations and their cash flows for the years ended February 28, 2001 and February 29, 2000, and February 28, 1999 in conformity with generally accepted accounting principles.


                                   /s/ McGladrey & Pullen, LLP


Des Moines, Iowa
April 10, 2001

                AG SERVICES OF AMERICA, INC.

                CONSOLIDATED BALANCE SHEETS
           February 28, 2001 and February 29, 2000
                   (Dollars in Thousands)
  ASSETS (Note 3)                                  2001        2000
                                               ----------- -----------
CURRENT ASSETS
  Cash                                                $61         $45
  Customer notes receivable, less allowance for
    doubtful notes and reserve for discounts
    2001 $7,960; 2000 $5,700 (Notes 2 and 6)      167,554     130,882
  Inventory and other assets                        6,700       4,863
  Foreclosed assets held for sale                   1,881       1,075
  Prepaid income taxes                                 --         922
  Deferred income taxes, net (Note 5)               2,780       1,920
                                               ----------- -----------
                 Total current assets            $178,976    $139,707
                                               ----------- -----------

LONG-TERM RECEIVABLES AND OTHER ASSETS
  Customer notes receivable, less allowance
    for doubtful notes 2001 $3,490; 2000 $1,550
    (Note 2)                                      $37,844     $22,475
  Loan origination fees, less accumulated
    amortization 2001 $754; 2000 $454                 917         647
  Deferred income taxes, net (Note 5)               1,290         292
                                               ----------- -----------
                                                  $40,051     $23,414
                                               ----------- -----------

EQUIPMENT, less accumulated depreciation
  2001 $1,487; 2000 $1,546                         $2,213      $1,207
                                               ----------- -----------
                                                 $221,240    $164,328
                                               =========== ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable, inluding current maturities     $119,604     $82,066
     (Note 3)
  Outstanding checks in excess of bank balances     3,934       9,834
  Accounts payable                                    630       1,091
  Accrued expenses, including due to officers
       2001 $591; 2000 $695                         2,457       1,577
  Income taxes payable                                270          --
                                               ----------- -----------
                 Total current liabilities       $126,895     $94,568
                                               ----------- -----------
LONG-TERM LIABILITIES
  Notes payable, less current maturities          $28,167     $11,324
     (Note 3)                                  ----------- -----------

COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)

STOCKHOLDERS' EQUITY (Note 3)
  Capital stock, common, no par or stated value;
    authorized 10,000,000 shares; issued 2001
    5,281,064 shares; 2000 5,249,039 shares       $23,173     $22,884
    (Notes 6 and 8)
  Retained earnings                                43,005      35,552
                                               ----------- -----------
                                                  $66,178     $58,436
                                               ----------- -----------
                                                 $221,240    $164,328
                                               =========== ===========

See Notes to Consolidated Financial Statements.

                     AG SERVICES OF AMERICA, INC.

                  CONSOLIDATED STATEMENTS OF INCOME
  Years Ended February 28, 2001, February 29, 2000, and February 28, 1999
            (Dollars in Thousands, Except Per Share Amounts)

                                        2001        2000        1999
                                    ----------- ----------- -----------
Net revenues:
  Farm inputs                         $313,792    $269,517    $204,133
  Financing income                      31,861      25,067      19,680
                                    ----------- ----------- -----------
                                      $345,653    $294,584    $223,813
                                    ----------- ----------- -----------
Cost of revenues:
  Farm inputs                         $297,489    $253,588    $191,648
  Financing expense                     17,082      12,062       9,309
  Provision doubtful notes (Note 2)      6,266       5,421       4,021
                                    ----------- ----------- -----------
                                      $320,837    $271,071    $204,978
                                    ----------- ----------- -----------

                                       $24,816     $23,513     $18,835

Operating expenses (Notes 4 and 7)      12,799      10,556       8,374
                                    ----------- ----------- -----------
    Income from continuing
     operations before income taxes    $12,017     $12,957     $10,461

Federal and state income taxes           4,564       4,878       3,722
   (Note 5)
                                    ----------- ----------- -----------
 Income from continuing operations      $7,453      $8,079      $6,739
                                    ----------- ----------- -----------
Discontinued operations (Note 10):
  (Loss) from operations, net               --       ($176)      ($246)
  (Loss) on disposal of discontinued
        operations, net                     --        (293)         --
                                    ----------- ----------- -----------
                                            --       ($469)      ($246)
                                    ----------- ----------- -----------
        Net income                      $7,453      $7,610      $6,493
                                    =========== =========== ===========

Earnings per share - Basic
  (Notes 6 and 8):
 Income from continuing operations       $1.41       $1.54       $1.29
 Discontinued operations                    --      ($0.09)     ($0.04)
                                    ----------- ----------- -----------
 Net Income                              $1.41       $1.45       $1.25
                                    =========== =========== ===========

Earnings per share - Diluted
  (Notes 6 and 8):
 Income from continuing operations       $1.36       $1.48       $1.24
 Discontinued operations                    --      ($0.08)     ($0.04)
                                    ----------- ----------- -----------
 Net income                              $1.36       $1.40       $1.20
                                    =========== =========== ===========

Weighted average shares
  (Notes 6 and 8):
 Basic                               5,271,069   5,232,895   5,203,976
                                    =========== =========== ===========

 Diluted                             5,490,109   5,453,478   5,430,781
                                    =========== =========== ===========

See Notes to Consolidated Financial Statements.

                 AG SERVICES OF AMERICA, INC.

        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
   Years Ended February 28, 2001, February 29, 2000, and February 28, 1999
                  (Dollars in Thousands)
                                         Capital Stock
                                      -------------------
                                         Shares                 Retained
                                         Issued      Amount     Earnings     Total
                                      ----------- ----------- ----------- -----------
Balance, February 28, 1998             5,177,154     $22,307     $21,449     $43,756
  Net income                                  --          --       6,493       6,493
  Issuance of capital stock
    upon the exercise of
    options (Note 6)                      34,750         277          --         277
  Issuance of capital stock
    under stock purchase plan
    (Note 6)                                 700          11          --          11
                                      ----------- ----------- ----------- -----------
Balance, February 28, 1999             5,212,604     $22,595     $27,942     $50,537
  Net income                                  --          --       7,610       7,610
  Issuance of capital stock
    upon the exercise of
    options (Note 6)                      35,225         270          --         270
  Issuance of capital stock
    under stock purchase plan
    (Note 6)                               1,210          19          --          19
                                      ----------- ----------- ----------- -----------
Balance, February 29, 2000             5,249,039     $22,884     $35,552     $58,436
  Net income                                  --          --       7,453       7,453
  Issuance of capital stock
    upon exercise of
    options (Note 6)                      31,525         278          --         278
  Issuance of capital stock
    under stock purchase plan
    (Note 6)                                 500          11          --          11
                                      ----------- ----------- ----------- -----------
Balance, February 28, 2001             5,281,064     $23,173      43,005     $66,178
                                      =========== =========== =========== ===========

See Notes to Consolidated Financial Statements.

                AG SERVICES OF AMERICA, INC.

           CONSOLIDATED STATEMENTS OF CASH FLOWS
   Years Ended February 28, 2001, and February 29, 2000 and February 28, 1999
                  (Dollars in Thousands)
                                             2001         2000         1999
                                          -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                  $7,453       $7,610       $6,493
  Adjustments to reconcile net income to
   net cash (used in) operating activities:
    Depreciation                                 485          504          435
    Amortization                                 300          219          121
    Deferred income taxes                     (1,858)        (690)      (1,105)
    (Gain)loss on sale of equipment              (62)         (10)          (7)
    Loss on disposal of discontinued
        operations, net                           --          293           --
    Change in assets and liabilities:
       (Increase) in customer notes
         receivable                          (52,333)     (25,867)     (38,586)
       (Increase)decrease in inventory
           and other assets                   (1,837)       2,165       (2,392)
       (Increase)decrease in prepaid and
           income taxes payable                1,192       (1,458)       1,293
       Increase (decrease) in accounts
           payable and accrued expenses         (456)        (323)         829
                                          -----------  -----------  -----------
         Net cash (used in) operating
             activities                     ($47,116)    ($17,557)    ($32,919)
                                          -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of equipment               $224         $167          $14
  Purchase of equipment                         (778)        (726)        (631)
  Proceeds from sale of foreclosed assets
    held for sale                                296          237          266
  Purchase of foreclosed assets held
    for sale                                    (810)      (4,856)        (359)
                                          -----------  -----------  -----------
         Net cash (used in) investing
              activities                     ($1,068)     ($5,178)       ($710)
                                          -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from short-term borrowings        $31,450      $42,325      $37,225
  Principal payments on short-term
    borrowings                               (49,350)     (42,325)     (37,225)
  Proceeds from long-term borrowings         288,663      231,556      163,162
  Principal payments on long-term
    borrowings                              (216,382)    (208,466)    (138,105)
  Increase (decrease) in excess of
    outstanding checks over bank balances     (5,900)        (152)       8,193
  Loan origination fees                         (570)        (514)         (16)
  Proceeds from issuance of
    capital stock, net (Note 6)                  289          289          288
                                          -----------  -----------  -----------
         Net cash provided by financing
               activities                    $48,200      $22,713      $33,522
                                          -----------  -----------  -----------
         Increase (decrease) in cash             $16         ($22)       ($107)

CASH
   Beginning                                      45           67          174
                                          -----------  -----------  -----------
   Ending                                        $61          $45          $67
                                          ===========  ===========  ===========

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
   Cash payments for:
      Interest                               $16,635      $12,203       $9,304
      Income taxes                            $3,372       $6,760       $3,397

SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES
  Deferred revenue on donated land              $875           --           --
  Customer notes receivable transferred
    to foreclosed assets held for resale        $292           --         $622
  Contract sale of foreclosed assets held
    for sale                                      --           --         ($71)
  Foreclosed assets held for resale
    transferred to customer notes
    receivable                                    --       $4,380           --

See Notes to Consolidated Financial Statements.

                       AG SERVICES OF AMERICA, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business:

The Company's operations consist primarily of the retail sale of farm inputs to agricultural producers located throughout the United States through direct financing of these farm inputs on credit terms that the Company establishes for its customers.

Basis of presentation:

The consolidated financial statements include the accounts of Ag
Services of America, Inc. (the Company) and its subsidiary, Ag
Acceptance Corporation and Powerfarm, Inc., which are wholly-owned.
All material intercompany balances and transactions have been eliminated in consolidation.

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

Due to the nature of the Company's operations, the majority of revenues are generated in the months of April through June of each fiscal year. The Company's debt financing requirements to fund operations corresponds with the revenue cycle. Historically, the percentage of net revenues recognized in each quarter has approximated the following:

     First quarter, March 1 to May 31                 44%
     Second quarter, June 1 to August 31              31%
     Third quarter, September 1 to November 30         8%
     Fourth quarter, December 1 to February 28        17%

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

Property, equipment and depreciation:

Equipment, primarily transportation and office equipment, is carried at cost and is depreciated using declining-balance methods over the estimated useful lives ranging from three to seven years. Property, which is the land donated by the City of Cedar Falls, Iowa is carried at $875,000, which is the estimated fair market value of the land at the date of the grant.

The corresponding deferred revenue is included in accrued expenses and will be amortized by the straight-line method over the estimated life of the building to be constructed on the land (see Note 4).

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

Stock options issued to employees:

The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which establishes a fair value based method for the financial reporting of its stock-based employee compensation plans. However, as allowed by the new standard, the Company has elected to continue to apply the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25,

"Accounting for Stock Issued to Employees". Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the period of service.

Fair value of financial instruments:

The carrying amount of cash, current customer notes receivable and accounts payable approximates fair value because of the relative short maturity of these instruments. The carrying amount of non-current customer notes receivable and notes payable approximates fair value because these instruments bear interest at approximate current rates offered to credit customers and available to the Company for similar borrowings. The fair value of the interest rate swap agreement discussed in Note 3 is based on the market price provided by the commercial bank which is counterparty to the agreement, and represents the amount the Company would pay or receive to terminate the agreemnt. The fair value of the interest rate swap agreement at February 28, 2001 amounts to a net payable of approximately $2,080.

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

Derivative instruments and hedging activities:

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."
This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As amended by SFAS No. 137, this statement must be adopted no later than March 1, 2001, although earlier application is permitted. The Company has evaluated the impact of adopting SFAS No. 133 and believes there will be no material effect to the financial statements of adopting this standard, except as follows: The Company has an interest rate swap as described in Note 3 to the financial statements. Upon adoption, this interest rate swap will be carried at market value, with the gain or loss shown as a component of accumulated other comprehensive income in the stockholder's equity section of the balance sheet.

Note 2.   Customer Notes Receivable

Customer notes receivable consist of the following:

                                       As of           As of
                                    February 28,    February 29,
                                        2001            2000
                                    ------------    ------------

Prior years                             $697           $1,309
1997 spring accounts                   1,265            3,162
1998 spring accounts                   8,061           14,100
1999 spring accounts                  15,372           65,475
2000 spring accounts                  95,384           61,451
2001 spring accounts                  75,288               --
Intermediate accounts                 20,781           15,110
                                    --------          -------
                                    $216,848         $160,607
Less reserve for discounts             4,150            2,700
                                    --------          -------
                                    $212,698         $157,907
Less allowance for doubtful notes      7,300            4,550
                                    --------          -------
                                    $205,398         $153,357
                                   =========          =======

The amount of principal and accrued and unpaid interest applicable to the customer notes receivable were as follows:

                                   As of           As of
                                February 28,     February 29,
                                    2001             2000
                                ------------     -----------
Principal                         $211,767         $156,761
Accrued interest                     5,081            3,846
                                -----------      -----------
  Total                           $216,848         $160,607
                                ===========      ===========

Accrued interest is primarily included on the balance sheet with current customer notes receivable.

Impaired (nonaccrual) customer notes receivable are summarized as follows:
                                    As of             As of
                                  February 28,     February 29,
                                     2001              2000
                                 ------------      -----------
 Principal                         $21,689           $11,079
 Accrued interest                      890               982
                                 -----------      ------------
 Total                             $22,579           $12,061
                                 ===========      ============

Allowance provided for impaired
 (nonaccrual) notes, included
 in allowance for doubtful
 notes                              $2,626            $1,765
                                 ===========      ============

Average balance of impaired
 (nonaccrual) customer notes
 receivable outstanding
 during fiscal year                $16,285           $10,656
                                 ===========      ============

Number of customers                     98               113

The Company collected and recorded $118, $91 and $141 of interest income on impaired (nonaccrual) notes receivable during fiscal 2001, 2000 and 1999, respectively.

It is the Company's policy to obtain a lien on the customer's growing crop, along with an assignment of the customer's federal crop insurance and government farm program payments, if available. The Company extends discounts to customers paying their notes on or before January 15 for north spring accounts and January 31 for south spring accounts ranging from 1% to 3%. The notes bear interest from 9.0% to 10.0% for fixed rate notes and from prime to 4.0% above the prime rate as listed in the Wall Sreet Journal (currently 8.5% at February 28, 2001) for variable rate notes.

Due to the Company's customers' marketing strategies and the timing of their receiving payment on insurance claims and government subsidies, it is the Company's normal operating policy to carry customer notes receivable past their due date of January 15 for north spring accounts and January 31 for south spring accounts. The amount of customer notes receivable that were past due at February 28, 2001 and February 29, 2000 and February 28, 1999 was $120,779, $84,046, and $69,796, respectively.

Changes in the allowance for doubtful notes are summarized as follows:

                             Year Ended   Year Ended   Year Ended
                            February 28, February 29, February 28,
                                2001         2000         1999
                            ------------ ------------ ------------
Balance, beginning             $4,550       $3,695       $2,800
 Provision charged to
  operating expense             6,266        5,432        4,035
 Recoveries of
  charged-off notes               515          155          195
 Notes charged-off             (4,031)      (4,732)      (3,335)
                            ----------    ---------    ---------
Balance, ending                $7,300       $4,550       $3,695
                            ==========    =========    =========


The following table shows the Company's classification of its customer notes receivable:

                                                February 28, 2001
              -----------------------------------------------------------------------------------
                                              Sub-
              Acceptable(1)    Watch(2)    standard(3)   Doubtful(4)     Loss(5)        Total
              ------------- ------------- ------------- ------------- ------------- -------------
Prior Years            $--           $--          $697           $--           $--          $697
1997 spring
   accounts             --            28         1,033           204            --         1,265
1998 spring
   accounts             --         3,419         3,291         1,351            --         8,061
1999 spring
   accounts          2,294         4,553         8,259           266            --        15,372
2000 spring
   accounts         67,587       14,1110        12,815           872            --        95,384
              ------------- ------------- ------------- ------------- ------------- -------------
Total past
       due         $69,881       $22,110       $26,095        $2,693           $--      $120,779
              ------------- ------------- ------------- ------------- ------------- -------------
2001 spring
   accounts        $75,288           $--           $--           $--           $--       $75,288
Intermediate
   accounts         15,546         1,340         3,895            --            --        20,781
              ------------- ------------- ------------- ------------- ------------- -------------
                   $90,834        $1,340        $3,895           $--           $--       $96,069
              ------------- ------------- ------------- ------------- ------------- -------------
Total customer
 notes
 receivable       $160,715       $23,450       $29,990        $2,693           $--      $216,848
              ============= ============= ============= ============= ============= =============

                                                February 29, 2000
              -----------------------------------------------------------------------------------
                                              Sub-
              Acceptable(1)    Watch(2)    standard(3)   Doubtful(4)     Loss(5)        Total
              ------------- ------------- ------------- ------------- ------------- -------------
1996 spring
   accounts            $--           $--          $847          $404           $13        $1,264
1996 fall
   accounts             --            --            40             5            --            45
1997 spring
   accounts             --            --         2,435           727            --         3,162
1998 spring
   accounts             --         6,262         5,708         2,124             6        14,100
1999 spring
   accounts         35,978        17,704        11,730            45            18        65,475
              ------------- ------------- ------------- ------------- ------------- -------------
Total past
       due         $35,978       $23,966       $20,760        $3,305           $37       $84,046
              ------------- ------------- ------------- ------------- ------------- -------------
2000 spring
   accounts        $61,054          $397           $--           $--           $--       $61,451
Intermediate
   accounts         11,488         1,815         1,807            --            --        15,110
              ------------- ------------- ------------- ------------- ------------- -------------
                   $72,542        $2,212        $1,807           $--           $--       $76,561
              ------------- ------------- ------------- ------------- ------------- -------------
Total customer
 notes
 receivable       $108,520       $26,178       $22,567        $3,305           $37      $160,607
              ============= ============= ============= ============= ============= =============


(1) A customer note receivable is classified by the Company as "acceptable" if a customer account does not display any deficiencies regarding either the customer or the collateral.

(2) A customer note receivable is classified by the Company as "watch" if a customer account is secured by adequate collateral which may possibly become impaired if not closely monitored by the Company. In addition, certian of these accounts, while adequately collateralized, have required an extended period of time to receivce payment in full.

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

Note 3.   Pledged Assets, Related Debt and Subsequent Event

The Company entered into a five year asset backed securitized financing program, through fiscal 2004 with a maximum available borrowing amount of $325 million. Under the terms of the five-year facility, the Company sells and may continue to sell or contribute certain notes receivable to Ag Acceptance Corporation ("Ag Acceptance"), a wholly owned, special purpose subsidiary of the Company. Ag Acceptance pledges its interest in these notes receivable to a commercial-paper market conduit entity on $255 million of the facility which incurs interest at variable rates in the commercial paper market and the remaining $70 million is a three-year term note with interest at a variable cost of LIBOR plus 25 basis points. At February 28, 2001 and February 29, 2000, the Company had a maximum amount available under the asset backed securitization financing program of approximately $2,506 and $416, respectively, based on a borrowing base computation as provided by agreement. The total outstanding under the asset backed securitized financing program at February 28, 2001 and February 29, 2000 was $110,001 and $75,490, respectively.

During August of 2000, the Company negotiated a new $30 million term loan. The term loan will be due in four equal annual installments beginning in July of 2002 through maturity in July of 2005. Additional terms of the agreement allow two variable interest rate altenatives based on prime or LIBOR. At February 28, 2001 the Company had $30 million outstanding under the term loan.

In August of 2000, the Company entered into an interest rate swap agreement to limit the exposure to increasing interest rates on the above term note.
The interest rate swap agreement matures in July of 2005 and has a principal amount $30 Million at February 28, 2001 and decreases as the principal amount is repaid. The agreement has effectively fixed the interest rate on the Company's $30 million term note at 9.78%. Although the Company is exposed to credit loss in the event of nonperformance by the counterparty on the interest rate swap agreement, management does not expect nonperformance.

In conjunction with the securitized financing program and the term loan, Ag Services maintains a $15 million revolving bank line of credit through July 2003. The line of credit is accessible to cover any potential deficiencies in available funds financed through the securitization program. The terms of the agreement allow for two variable interest rate alternatives based on prime or LIBOR (current effective rates range from 6.84% to 9.00% at February 28, 2001). The total outstanding under the revoloving line of credit at February 28, 2001 was $7,770.

All borrowings are collateralized by substantially all assets of the Company. The agreements as discussed above contain various rectrictive covenants, including, among others, restrictions on mergers, issuance of stock, declaration or payment of dividends, transactions with affiliates, loans to stockholders, and requirements that the Company maintain certain levels of equity and pretax earnings. These restriction are in effect unless written consent is obtained. The Company was in violation of one of these covenants at February 28, 2001; however, the note holder has waived this violation. Advances under the agreements are also subject to portfolio performance, financial covenant restrictions, and borrowing base calculations.

Total amounts outstanding under all above agreemetns are summarized below:

                                As of          As of
                             February 28,   February 29,
                                 2001           2000
                             ------------   ------------
Asset backed securitization
   financing program           $110,001        $75,490
$15 million revolving
   line of credit                 7,770             --
$30 million term loan            30,000             --
Previous lines of credit             --         17,900
                             ------------   ------------
        Total debt             $147,771        $93,390
Less current maturities         119,604         82,066
                             ------------   ------------
        Long-term debt          $28,167        $11,324
                             ============   ============

Note 4.   Commitments and Contingencies

Lease Commitments

The Company has entered into a three-year agreement to lease its office space, which expires April 30, 2003, and requires minimum annual rentals, plus the payment of normal maintenance and insurance.
The Company may vacate the leased premises on February 28, 2002 without obligation to pay rent or common area fees for the unexpired lease term. The total minimum rental commitment at February 28, 2001 is $281.

The total rental expense included in the income statements for the years ended February 28, 2001 and February 29, 2000 and February 28, 1999 was $274, 253, and $196 respectively.

Other commitments:

In the normal course of business, the Company makes various commitments, which are not reflected in the accompanying financial statements. These include commitments to supply farm inputs to customers. At February 28, 2001 and February 29, 2000 and February 28, 1999 the Company had approximately $120,446, $91,182, and $84,002, respectively, in commitments to supply farm inputs. No material losses or liquidity demands are anticipated as a result of these commitments.

During 2000, the Company received a contribution of approximately 12 acres of land from the City of Cedar Falls, Iowa in exchange for an agreement to build a building on the donated land. The Company currently has contracted with a company to construct a building to replace the Company's current corporate headquarters on the donated land. The new facility will have approximately
55, 000 to 60,000 square feet of office space with adequate land for future expansion. The construction of the new office facility will begin in spring of 2001 with an estimated cost of $4.8 million and completion estimated in February of 2002.

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

Note 5.   Income Taxes

Net deferred tax assets consist of the following components:

                                  As of         As of
                               February 28,  February 29,
                                   2001          2000
                               ------------  ------------
Deferred tax assets:
 Allowance for doubtful notes      $2,700        $1,684
 Deferred revenue                     324            --
 Reserve for discounts              1,535           999
 Inventory allowances                  --             8
 Accrued vacations                    111            76
                               ------------  ------------
                                   $4,670        $2,767
                               ------------  ------------
Deferred tax liabilities:
 Property and equipment              $324           $--
 Customer notes receivable            276           555
                               ------------  ------------
                                     $600          $555
                               ------------  ------------
                                   $4,070        $2,212
                               ============  ============

The deferred tax amounts mentioned above have been classified on the accompanying balance sheet as follows:

                                 As of         As of
                              February 28,  February 29,
                                  2001          2000
                              ------------  ------------
Current assets                    $2,780        $1,920
Noncurrent assets                  1,290           292
                              ------------  ------------
                                  $4,070        $2,212
                              ============  ============

Income tax expense from continuing operations is made up of the following components:

                    Year Ended   Year Ended    Year Ended
                    February 28, February 29, February 28,
                        2001         2000         1999
                   ------------- ------------ ------------
Current tax expense:
 Federal               $5,662       $4,876       $4,148
 State                    760          692          679
                    -----------  -----------  -----------
                       $6,422       $5,568       $4,827
Deferred tax expense   (1,858)        (690)      (1,105)
                    -----------  -----------  -----------
                       $4,564       $4,878       $3,722
                    ===========  ===========  ===========

Total reported tax expense from continuing operations applicable to the Company's continuing operations varies from the amount that would have resulted by applying the effective federal income tax rate to income before income taxes for the following reasons:

                          Year Ended   Year Ended   Year Ended
                         February 28, February 29, February 28,
                            2001          2000         1999
                         ------------ ------------ ------------

Federal statutory rate       35.0%        35.0%        35.0%
State tax expense             4.5%         5.3%         5.2%
Other, net                   (1.5%)       (2.7%)       (4.6%)
                         -----------  -----------  -----------
Effective tax rate           38.0%        37.6%        35.6%
                         ===========  ===========  ===========

Note 6.   Employee Stock Plans and Capital Stock

At February 28, 2001, the Company has two stock-based compensation plans which are described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the two fixed stock option plans. Had compensation cost for the two stock based compensation plans been determined based on the grant date fair values of the awards (the method prescribed in SFAS No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

                                  2001          2000          1999
                              ------------  ------------  ------------
Reported:
Net income
 Continuing operations             $7,453        $8,079        $6,739
 Discontinued operations               --          (469)         (246)
                              ------------  ------------  ------------
 Net income                        $7,453        $7,610        $6,493
                              ============  ============  ============
Basic earnings per share
 Continuing operations              $1.41         $1.54         $1.29
 Discontinued operations               --         (0.09)        (0.04)
                              ------------  ------------  ------------
 Net income                         $1.41         $1.45         $1.25
                              ============  ============  ============
Diluted earnings per share
 Continuing operations              $1.36         $1.48         $1.24
 Discontinued operations               --         (0.08)        (0.04)
                              ------------  ------------  ------------
 Net income                         $1.36         $1.40         $1.20
                              ============  ============  ============

Pro Forma:
Net income
 Continuing operations             $7,021        $7,766        $6,447
 Discontinued operations               --          (469)         (246)
                              ------------  ------------  ------------
 Net income                        $7,021        $7,297        $6,201
                              ============  ============  ============
Basic earnings per share
 Continuing operations              $1.33         $1.48         $1.23
 Discontinued operations               --         (0.09)        (0.04)
                              ------------  ------------  ------------
 Net income                         $1.33         $1.39         $1.19
                              ============  ============  ============
Diluted earnings per share
 Continuing operations              $1.28         $1.42         $1.18
 Discontinued operations               --         (0.08)        (0.04)
                              ------------  ------------  ------------
 Net income                         $1.28         $1.34         $1.14
                              ============  ============  ============

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

On August 21, 2000, the stockholders of the Company approved a proposal to amend its "1993 Stock Option Plan" to increase the maximum number of shares issuable from 400,000 shares to 700,000 shares. The other provisions of the 1993 Stock Option Plan remained the same as previously discussed above. At February 28, 2001 and February 29, 2000, the total shares available for future grant under the 1991 and 1993 plans, combined, were 258,525 and 34,575 shares, respectively.

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in Fiscal 2001, 2000, and 1999, respectively: risk-free interest rates of 4.7%, 6.2%, and 5.5%; expected lives of 7 for all years; price volatility of 33.9%, 27.1%, and 25.6% and no expected dividends.

The following table summarizes the options to purchase shares of the Company's common stock under the two option plans combined:

                                        Stock Options
                                -------------------------------
                                                    Weighted
                                                    Average
                                  Outstanding    Exercise Price
                                --------------- ---------------
Balance at February 28, 1998        442,640           $7.31
  Granted                            87,000          $16.09
  Exercised                         (34,750)          $7.96
  Canceled                          (18,950)         $14.64
                                --------------- ---------------
Balance at February 28, 1999        475,940           $8.58
  Granted                            34,500          $19.14
  Exercised                         (35,225)          $7.69
  Canceled                          (10,550)         $14.82
                                --------------- ---------------
Balance at February 29, 2000        464,665           $9.29
  Granted                            98,800          $16.02
  Excercised                        (31,525)          $8.83
  Canceled                          (22,750)         $17.85
                                --------------- ---------------
Balance at February 28, 2001        509,190          $10.24
                                =============== ===============

                                   Number of Options
                           ---------------------------------
                             2001         2000        1999
                           --------     --------    --------

Exercisable, end of year   363,565      360,190     355,414
                           ========     ========    ========

Weighted-average fair value
  per option of options
  granted during the year    $7.04        $8.54       $6.61
                           ========     ========    ========

Options are exercisable over varying periods ending on February 28, 2011.

A further summary of the fixed options outstanding at February 28, 2001 is as follows:

                         Options Outstanding           Options Exercisable
                  ---------------------------------  ------------------------
                               Weighted
                                Average   Weighted                  Weighted
                               Remaining   Average                   Average
   Range of        Number     Contractual  Exercise    Number       Exercise
Exercise Prices  Outstanding     Life       Price    Exercisable      Price
---------------  -----------  ----------- ---------  -----------  -----------
$3.50 to $3.88      177,950        0.27      $3.53      177,950       $3.53
$5.63 to $7.88       29,280        3.23      $6.61       29,280       $6.61
$8.00 to $9.88       81,410        3.48      $9.36       81,410       $9.36
$10.88 to $16.00     67,950        8.39     $13.55       23,380      $13.30
$16.31 to $24.75    152,600        8.20     $17.76       51,545      $18.04
                 -----------  ----------  ---------  -----------  -----------
                    509,190        4.41     $10.24      363,565       $7.77
                 ===========  ==========  =========  ===========  ===========

Capital stock:

In August 1995, the Company's Board of Directors approved the "1995
Stock Purchase Plan" which allows directors, officers and all other employees of the Company to purchase common stock directly from the Company, subject to certain restrictions. Shares may be purchased at
(i) the closing price of the stock on the trading day immediately preceding the purchase date or (ii) the cost at which the shares may be purchased in the open market, exclusive of brokerage commissions and fees. An aggregate of 150,000 authorized but unissued shares are reserved for issuance under the plan. The stock purchase plan is administered by the Company and is subject to termination or amendment by the Board of Directors at any time. During the three years ended February 28, 2001, February 29, 2000 and February 28, 1999,
500, 1,210, and 700 shares, respectively, were purchased under this plan.

In total, 654,080 shares of Common Stock are reserved for issuance under the plans discussed above.

Note 7.   Employee Benefits

The Company has contractual employment and noncompetition agreements through July 1, 2003 with its three top officers who are also directors of the Company. Each of which provides for (i) a base salary adjustable annually, (ii) payment of an annual bonus based upon increases on diluted EPS, (iii) $250 in life insurance coverage and (iv) receipt of other Company benefits including use of an automobile. The total amount of the annual bonus included as compensation expense for the years ended February 28, 2001, February 29, 2000, and February 28, 1999 was $375, $620, and $480, respectively.

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

For the years ended February 28, 2001, February 29, 2000 and February 28, 1999, $129, $110, and $85, respectively, was contributed to employee accounts including $35, $22, and $22, respectively, contributed to the accounts of the Company's executive officers.

Effective May 31, 2000, the Company established a Management Bonus Program. The Company pays bonuses to all eligible management employees based upon the diluted earnings per share growth of the Company. The total amount of bonus compensation charged to expense for the year ended February 28, 2001 was $83.

Effective August 13, 1998, the Company established an Employee Incentive Compensation Program. The Company pays bonuses to all eligible employees based on the growth in net revenues and net income. The bonuses range from zero to 8% of all eligible employees calendar year compensation. The total amount of incentive compensation charged to expense for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, was none, $95, and $118, respectively, including none, $9, and $13, respectively, was paid to the Company's executive officers.

Note 8.   Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

                                    Year Ended   Year Ended   Year Ended
                                    February 28, February 29, February 28,
                                       2001         2000         1999
                                    ------------ ------------ ------------
Net income available to
 shareholders:
  Income from continuing operations      $7,453       $8,079       $6,739
  Discontinued operations                    --         (469)        (246)
                                    ------------ ------------- -----------
  Net income available to
    stockholders                         $7,453       $7,610       $6,493
                                    ============ ============ ============
Earnings per share:
Weighted average shares
   outstanding - basic                5,271,069    5,232,895    5,203,976
                                    ============ ============ ============

Basic earnings per share:
  Income from continuing operations       $1.41        $1.54        $1.29
  Discontinued operations                    --        (0.09)       (0.04)
                                    ------------ ------------- -----------
  Basic earnings per share                $1.41        $1.45        $1.25
                                    ============ ============ ============

Diluted earnings per share:
Weighted average shares
   outstanding - basic                5,271,069    5,232,895    5,203,976
Effect of dilutive securities:
   Employee stock options               219,040      220,583      226,805
                                    ------------ ------------ ------------
Weighted average shares -
   diluted                            5,490,109    5,453,478    5,430,781
                                    ============ ============ ============

Diluted earnings per share:
  Income from continuing operations       $1.36        $1.48        $1.24
  Discontinued operations                    --        (0.08)       (0.04)
                                    ------------ ------------- -----------
  Diluted earnings per share              $1.36        $1.40        $1.20
                                    ============ ============= ===========

At February 28, 2001, February 29, 2000 and February 28, 1999, respectively, 31,000, 103,000, and 100,100 employee stock options were outstanding but were not included in computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

Note 9.   Customer Credit Operations

Customer credit operations were as follows:


                           Year Ended   Year Ended   Year Ended
                           February 28, February 29, February 28,
                              2001          2000         1999
                           ------------ ------------ ------------
Financing income               $31,861      $25,067      $19,680
                           ------------ ------------ ------------
Direct costs:
 Financing expense             $17,082      $12,062       $9,309
 Payroll and related costs       3,028        2,885        2,362
 Credit report services             52           62           19
 Legal fees                        944          481          348
 Provision for doubtful
  notes                          6,266        5,421        4,021
                           ------------- ------------ -----------
   Total direct costs          $27,372      $20,911      $16,059
                           ------------- ------------ -----------
Net financing income (loss)     $4,489       $4,156       $3,621
                           ============= ============ ===========

The above results do not reflect any allocation of corporate overhead expenses.

Note 10.   Discontinued Operations

During fiscal 2000 the Company decided to discontinue operations for the three retail service centers in Northwestern Illinois. At February 29, 2000 the Company reduced the value of the assets of the retail service centers to their estimated fair market value.

Loss from discontinued operations:

                                    2001        2000        1999
                                 ----------  ----------  ----------

Net revenues                           $--      $1,376      $1,480
                                 ----------  ----------  ----------

Cost of revenues                       $--      $1,185      $1,302
Operating expenses                      --         633         561
Income taxes                            --        (266)       (137)
                                 ----------  ----------  ----------
                                       $--      $1,522      $1,726
                                 ----------  ----------  ----------

Loss from discontinued operations      $--       ($176)      ($246)
                                 ==========  ==========  ==========

Loss on disposal of discontinued
  operations, net                      $--       ($293)        $--
                                 ==========  ==========  ==========

Note 11.  Selected Quarterly Financial Data (Unaudited)

                                First        Second         Third        Fourth
Fiscal 2001                    Quarter       Quarter       Quarter       Quarter
----------------------------------------------------------------------------------

Net revenues                   $155,801      $103,530      $23,626       $62,696

Cost of revenue                $147,722       $96,045      $18,917       $58,153

Gross profit                     $8,080        $7,485       $4,709        $4,542

Net income                       $3,124        $2,733         $998          $598

Basic earnings per share          $0.59         $0.52        $0.19         $0.11

Diluted earnings per share        $0.57         $0.50        $0.18         $0.11

                                First        Second         Third        Fourth
Fiscal 2000                    Quarter       Quarter       Quarter       Quarter
------------------------------------------------------------------------------------

Net revenues                   $132,877      $88,703       $26,679       $46,325

Cost of revenue                $125,395      $81,718       $21,436       $42,522

Gross profit                     $7,482       $6,985        $5,243        $3,803

Net income                       $3,077        $2,727       $1,615          $191

Basic earnings per share          $0.59         $0.52        $0.31         $0.03

Diluted earnings per share        $0.57         $0.50        $0.30         $0.03


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


OFFICERS

Henry C. Jungling, Jr.        Chairman of the Board

Gaylen D. Miller              President and
                              Chief Executive Officer

Kevin D. Schipper             Chief Operating Officer and
                              Secretary

Brad D. Schlotfeldt           Senior Executive Officer and
                              Treasurer

Shawn R. Smeins               Executive Vice President

John T. Roth                  Vice President Finance

Todd J. Ryan                  Vice President Sales and Marketing

Eunice M. Schipper            Vice President Credit

Neil H. Stadlman              Vice President Credit Administration

Lisa Meester                  Vice President Information Systems

Bruce Nelson                  Vice President Collections

Jamey Ross                    Vice President Products and
                              Distribution

Lind Kobliska                 General Counsel

CORPORATE DATA

Annual Meeting

All shareholders are welcome to attend our annual meeting, which will be held at 9:00 a.m. on Wednesday, August 1, 2001, at the Company's corporate headquarters. Any shareholders who will be unable to attend are encouraged to send questions and comments in writing, to Brad D. Schlotfeldt, Senior Executive Officer and Treasurer, at our corporate headquarters.

Stock Market Information

The Company's common stock is traded on the New York Stock Exchange under the symbol ASV.

As of February 28, 2001, there were 5,281,064 shares of common stock outstanding. At that date, there were 120 shareholders of record and approximately 3,100 shareholders for whom securities firms acted as nominees.

Transfer Agent

Norwest Bank Minnesota, N.A.
Stock Transfer Department
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
612/450-4064 or 800/468-9716

Form 10-K

Shareholders who wish to obtain, without charge, a copy of our annual report on form 10-K, filed with the Securities and Exchange Commission for the fiscal year ended February 28, 2001, may do so by writing Brad D. Schlotfeldt, Senior Executive Officer and Treasurer, at corporate headquarters.

Investor Relations Contact

Shareholders and prospective investors are welcome to call or write Ag Services with questions or requests for additional information. Inquiries should be directed to corporate headquarters to the attention of:

Brad D. Schlotfeldt
Senior Executive Officer and Treasurer
(319) 277-0261
E-mail:  brad.schlotfeldt@agservices.com

Corporate Headquarters
2302 West First Street
Thunder Ridge Court
P.O. Box 668
Cedar Falls, IA 50613
(319) 277-0261

Independent Public Accountants

McGladrey & Pullen, LLP
400 Locust Street, Suite 640
Des Moines, IA 50309

Internet Address

Ag Services makes Company information available electronically via a site on the World Wide Web. This site is regularly updated and includes information on the Company's products and services, press releases, and key publications such as the annual report. The Company's Internet address is www.agservices.com.